                                              Filed Pursuant to Rule 424(b)(3)
                                                   Registration No. 333.-43005
PROSPECTUS
PARK OHIO LOGO
                                   $150,000,000

                            PARK-OHIO INDUSTRIES, INC.
                     9 1/4% SENIOR SUBORDINATED NOTES DUE 2007

     OFFER TO EXCHANGE ITS 9 1/4% SENIOR SUBORDINATED NOTES DUE 2007, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR ANY AND ALL OF ITS OUTSTANDING 9 1/4% SENIOR SUBORDINATED NOTES DUE 2007 ISSUED ON NOVEMBER 25, 1997.

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 17, 1998, UNLESS EXTENDED.

     Park-Ohio Industries, Inc., an Ohio corporation (the "Company"), hereby offers to exchange (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), up to $150,000,000 in aggregate principal amount of the Company's new 9 1/4% Senior Subordinated Notes due 2007 (the "Exchange Notes"), for $150,000,000 in aggregate principal amount of the Company's outstanding 9 1/4% Senior Subordinate Notes due 2007 (the "Original Notes") originally issued on November 25, 1997. The Original Notes and the Exchange Notes are sometimes collectively referred to herein as the "Notes."

     The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the Exchange Notes will be freely transferable by holders thereof (other than as provided herein) and issued free of any covenant restricting transfer absent registration and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an Indenture dated as of November 25, 1997 governing the Original Notes and the Exchange Notes (the "Indenture"). For a complete description of the terms of the Exchange Notes, see "Description of the Notes." There will be no cash proceeds to the Company from the Exchange Offer.

     Interest on the Notes will be payable in cash semiannually on each June 1 and December 1, commencing June 1, 1998. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. In addition, the Company, at its option, may redeem at any time and from time to time prior to December 1, 2000, in the aggregate up to 35% of the original principal amount of the Notes at a redemption price equal to 109.25% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date, with the Net Proceeds (as defined herein) of one or more Public Equity Offerings (as defined herein), provided that at least 65% of the principal amount of the Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering. See "Description of the Notes -- Optional Redemption."

     Upon a Change of Control (as defined herein), each holder of the Notes will be entitled to require the Company to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See "Description of the Notes -- Change of Control Offer." In addition, the Company will be obligated in certain instances to make an offer to purchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date, with the Available Asset Sale Proceeds (as defined herein) of certain asset sales. See "Description of the Notes -- Certain
Covenants -- Limitation on Certain Asset Sales."

     The Notes will be general unsecured obligations of the Company and will rank subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under the New Credit Facility (as defined herein). The Notes will rank pari passu with any senior subordinated indebtedness and senior in right of payment to any subordinated indebtedness of the Company. As of September 30, 1997, on a pro forma basis,

                                                        (continued on next page)

     SEE "RISK FACTORS" ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE NOTES.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is January 14, 1998.

(continued from prior page)

after giving effect to the Refinancing (as defined herein), the Company would have had $12.8 million aggregate principal amount of Senior Indebtedness outstanding. A majority of the Company's assets are held through Subsidiaries (as defined herein). The Notes will be effectively subordinated to the obligations of such Subsidiaries. As of September 30, 1997, the Subsidiaries of the Company had $78.5 million of liabilities outstanding, consisting primarily of trade payables and accrued expenses. The Indenture will permit the Company and its Subsidiaries to incur additional indebtedness, subject to certain limitations.

     The Original Notes were sold on November 25, 1997, in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption provided in the Securities Act. Accordingly, the Original Notes may not be offered, resold or otherwise pledged, hypothecated or transferred in the United States unless registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered to satisfy the obligations of the Company under the Registration Rights Agreement (as defined herein) relating to the Original Notes. See "The Exchange Offer -- Purposes and Effects of the Exchange Offer." Each holder receiving Exchange Notes, other than a broker-dealer, will represent that the holder is not engaging in or intending to engage in a distribution of such Exchange Notes. Exchange Notes issued pursuant to the Exchange Offer in exchange for the Original Notes may be offered for resale, resold or otherwise transferred by the holder thereof (other than any holder that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Despite this acknowledgement, such broker-dealer may nonetheless be determined to be an "underwriter" by the Securities and Exchange Commission (the "Commission"). See "The Exchange Offer -- Purposes and Effects of the Exchange Offer" and "Plan of Distribution." Broker-dealers may use this Prospectus, as amended or supplemented, in connection with resales of the Exchange Notes received in exchange for the Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other such trading.

     The Exchange Offer is not conditioned on any minimum aggregate principal amount of Original Notes being tendered for exchange. The Company will accept for exchange any and all validly tendered Original Notes not withdrawn prior to 5:00 P.M., New York City time, on February 17, 1998 unless extended (for a maximum of an additional 20 business days) by the Company, in its sole discretion (the "Expiration Date"). Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." Original Notes may be tendered only in integral multiples of $1,000. The Company will pay all expenses incident to the Exchange Offer.

     The Notes constitute securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. The Company does not currently intend to list the Exchange Notes on any securities exchange. To the extent that any Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes would be adversely affected. No assurances can be given as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov., that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. While any Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of the Notes the information required by Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Any such request should be mailed to Park-Ohio Industries, Inc., 23000 Euclid Avenue, Cleveland, Ohio 44117. Telephone requests may be directed to the Corporate Secretary at (216)692-7200. In addition, such reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 000-03134).

     2. The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997 (File No. 000-03134).

     3. The Company's Current Report on Form 8-K filed on August 11, 1997 (File No. 000-03134).

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM RONALD J. COZEAN, GENERAL COUNSEL AND SECRETARY, PARK-OHIO INDUSTRIES, INC., 23000 EUCLID AVENUE, CLEVELAND, OHIO 44117, (216) 692-7200. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 5, 1998.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT ARE INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except where the context otherwise requires, as used herein, the Company refers to Park-Ohio Industries, Inc. and its Subsidiaries. Except as otherwise indicated herein, each reference to "pro forma" means that the financial results for the stated period, or other information, have been adjusted to reflect the consummation of the 1997 Acquisitions (as defined herein under "-- Recent Developments") and the Refinancing as if such transactions had occurred at the beginning of such period.

                                  THE COMPANY

     The Company operates diversified manufacturing and logistics businesses which serve a wide variety of industrial markets. The Company's manufactured products segment ("Manufactured Products") designs and manufactures a broad range of high quality products engineered for specific customer applications. The principal customers of Manufactured Products are original equipment manufacturers ("OEMs") and end-users in the automotive, railroad, truck and aerospace industries. The Company's logistics segment ("Logistics") is a leading national supplier of fasteners (e.g., nuts, bolts and screws) and other industrial products to OEMs, other manufacturers and distributors. In connection with the supply of such industrial products, Logistics provides a variety of value-added, cost-effective procurement solutions. The principal customers of Logistics are in the transportation, industrial, electrical and lawn and garden equipment industries. The Company's diversified operations moderate the effect on the Company of downturns affecting individual operating units and industries served. Between 1992 and 1996, the Company has grown significantly, both internally and through acquisitions. Over this period, the Company's net sales increased at a 50.8% compound annual growth rate ("CAGR"), from $67.2 million to $347.7 million, income (loss) from continuing operations increased from ($8.8) million to $9.7 million, and EBITDA (as defined herein) increased from ($4.5) million to $28.1 million. The Company generated pro forma net sales, pro forma income from continuing operations and pro forma EBITDA (as defined herein) of $379.5 million, $7.4 million and $32.4 million, respectively for the nine months ended September 30, 1997.

     Manufactured Products. Manufactured Products operates through five groups which capitalize on the Company's expertise in efficiently converting raw materials into high quality finished products. The five groups include: Aluminum Casting, Forged and Machined Products, Capital Equipment, Metal Forming and Industrial Rubber Products. The Aluminum Casting Group manufactures aluminum permanent mold castings, primarily for the automotive industry. The Forged and Machined Products Group designs and manufactures crankshafts, camshafts and other high strength, high performance structural parts, primarily for aircraft and locomotive manufacturers. The Capital Equipment Group custom engineers and manufactures induction heating systems, forging presses and heat processing and curing systems, primarily for the packaging and automotive industries. The Metal Forming Group manufactures standard and specialty engineered fasteners and related hardware, bearings, plumbing fixtures and certain consumer products. The Industrial Rubber Products Group manufactures molded rubber products for use in automobiles, fluid and gas lines, steel mills, and food processing and communications equipment.

     Logistics. Logistics is a leading national supplier of over 90,000 standard and specialty fasteners and other industrial products pursuant to either supply chain management agreements or traditional wholesale supply arrangements. Supply chain management, which is Logistics' primary focus for future growth, involves offering customers procurement solutions and comprehensive, on-site management for most of their fastener and related hardware needs. Supply chain management customers receive value-added services, such as part usage and cost analysis, product redesign recommendations, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time delivery, electronic billing services and ongoing technical support. Supply chain management services are typically provided to customer's facilities pursuant to exclusive, multi-year total fastening service ("TFS") contracts. TFS contracts enable Logistics' customers to both reduce procurement costs and better focus on their company's core manufacturing competencies by: (i) significantly reducing the administrative and labor costs associated with fastener procurement by outsourcing

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certain internal purchasing, quality control and inventory fulfillment responsibilities; (ii) reducing the amount of working capital invested in inventory; (iii) achieving purchasing efficiencies as a result of vendor consolidation; and (iv) receiving technical expertise in the selection of fasteners and other components for certain manufacturing processes. Sales pursuant to TFS contracts have increased significantly in recent years and represented over 60% of Logistics' pro forma net sales for the nine months ended September 30, 1997. Logistics' remaining sales are generated through the wholesale supply of fasteners and other industrial products to OEMs, other manufacturers and distributors. Logistics supplies standard and specialty engineered fasteners as well as other items such as valves, fittings, clamps and rubber products. Logistics operates out of 34 branches located throughout the United States and branches in Mexico, Canada, Puerto Rico and England, and has a central distribution center located in Dayton, Ohio.

                             COMPETITIVE STRENGTHS

     The Company's manufacturing and logistics businesses generally have the following competitive strengths:

     LONG-TERM RELATIONSHIPS WITH MARKET-LEADING CUSTOMERS. The Company has been successful in forming and developing customer relationships, certain of which have been in place for over 50 years, with some of the largest companies in their respective industries. In many cases, the Company's businesses have achieved sole-source supply positions as a result of their reputation for manufacturing high quality products, superior customer service, applications-engineering expertise and commitment to partnering with their customers. Manufactured Products' principal customers include BF Goodrich, Boeing, Chrysler, Cooper Industries, Delphi, Ford, General Dynamics, General Motors, Moen and United Technologies. Logistics has multi-year, exclusive TFS contracts with plants of OEMs such as General Electric, Mack Truck, Navistar and Polaris.

     LEADERSHIP IN SEVERAL NICHE BUSINESSES. Several of the Company's products hold leading positions in their respective business lines. For example, as sole-source supplier to Ford and Chrysler, the Company is the leading domestic manufacturer of aluminum permanent mold pump housings and pinion carriers for automobile and light truck transmissions. In addition, the Company is the sole-source supplier of crankshafts and camshafts to General Motors' North American locomotive manufacturing operations. Logistics is one of the leading providers of fasteners in the United States as a result of its national coverage, broad product line and ability to offer value-added services to its customers.

     DIVERSE CUSTOMER BASE. The Company's products are sold to more than 7,000 customers in a wide variety of industries. With the exception of Ford, no single customer represented more than 4.4% of the Company's pro forma net sales for the nine months ended September 30, 1997. Ford, which in the aggregate represented 7.7% of such sales, purchases the Company's products through 17 distinct purchasing centers, each of which maintains an independent relationship with the Company. The Company plans to continue to expand its customer base by introducing new products in both of its segments and adding new branches and TFS contract customers at Logistics.

     SOPHISTICATED LOGISTICS INFRASTRUCTURE. Since 1995, the Company has spent over $5 million upgrading Logistics' management information and communication systems to more efficiently distribute in excess of 150,000 SKUs to its customers. Logistics' electronic data interchange ("EDI") capabilities provide an interactive order system to a majority of its TFS contract customers. Logistics' customized systems enable it to provide customers with just-in-time delivery of bar coded packages labeled for delivery to specific points of use. Such systems also enhance fill rates by automatically searching alternative branches for products that are unavailable at a particular location and routing those products for shipment. In addition, Logistics' advanced communication systems enhance its ability to efficiently manage its inventory and automatically replenish TFS customers' stocks.

     EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT EQUITY OWNERSHIP. The Company's senior operating team has an average of over 25 years of relevant industry experience. Management also has significant experience in acquiring and integrating businesses into the Company, and employs a disciplined approach to

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making such acquisitions. The Company's senior management team owns, in the aggregate, approximately 33% of the fully diluted common stock of the Company.

                               BUSINESS STRATEGY

     Management believes that the Company's growth in sales and profitability in the future will result from the successful implementation of its business strategy, the key elements of which include:

     INCREASED INTERACTION BETWEEN MANUFACTURED PRODUCTS AND LOGISTICS. The Company intends to continue to expand interaction between Manufactured Products and Logistics by: (i) increasing the number of products supplied to Logistics by Manufactured Products; (ii) cross-selling Logistics' services to Manufactured Products' customers; and (iii) selectively acquiring companies that manufacture Logistics' best-selling products. Management believes that these and other initiatives will enable the Company to expand its product offerings and further enhance Logistics' ability to control the entire supply chain management process. In addition, the Company's expertise in manufacturing fasteners and other industrial products enables Logistics to provide valuable technical advice to its TFS customers, which reduces their production costs. Similarly, Logistics' expertise in supply chain management can be transferred to Manufactured Products' businesses to enhance the quality of customer service currently provided by such businesses.

     GROWTH THROUGH SELECTIVE ACQUISITIONS. The Company intends to continue to make strategic acquisitions of complementary businesses to: (i) increase the number of products made by Manufactured Products and sold by Logistics; (ii) add customers and expand Logistics geographic coverage; (iii) take advantage of consolidation in the logistics industry; and (iv) capitalize on management's expertise in improving the operations of acquired companies.

     Management has a proven track record of improving the financial results of acquired companies, as evidenced by the material increases in sales, income from continuing operations and EBITDA of the businesses acquired by the Company since 1992. Such improvements have been achieved through significant operating expense reductions resulting from factors such as improved labor, supplier and customer relations, increased purchasing power and more effective asset utilization and management practices, as well as increased access to capital. Management utilizes strict criteria to evaluate business acquisition possibilities, including existing customer relationships, potential cost reductions, synergies and return on investment parameters. The Company typically avoids auction situations and exhibits discipline in declining specific transactions when the price exceeds a level acceptable to the Company.

     LEVERAGING EXISTING CUSTOMER RELATIONSHIPS. The Company seeks to enhance customer relationships by, among other things: (i) providing high quality products and services, as evidenced by the ISO 9000 and QS-9000 certifications and numerous supplier awards obtained by certain of the Company's business units; (ii) making capital investments in equipment and facilities pursuant to new long-term supply arrangements such as the contract recently signed by General Aluminum Mfg. Company ("GAMCO"), a part of the Aluminum Casting Group, to produce cast aluminum transmission pump housings for Chrysler; (iii) engineering new products in conjunction with customers to meet specific application requirements; and (iv) obtaining additional TFS contracts for existing customer facilities not currently served by Logistics.

     STRENGTHENING OPERATING PERFORMANCE. The Company intends to make ongoing capital investments in its Manufactured Products businesses to maintain the historical growth in sales and EBITDA achieved by such units in recent years. In addition, the Company intends to pursue enhanced operating efficiency through:
(i) increased purchasing power as a result of economies of scale, particularly at Logistics; (ii) enhanced workforce productivity; (iii) increased sourcing of Logistics' products off-shore; (iv) continued enhancement of management information systems; (v) higher inventory turnover; and (vi) ongoing re-engineering and total quality programs to improve process flow, reduce re-work and improve cycle time.

     DECENTRALIZED MANAGEMENT OF OPERATING UNITS. The Company's operating units are managed on a decentralized basis by operating unit managers, while a corporate management team provides strategic direction and support and identifies and evaluates potential acquisition and divestiture opportunities. Management believes that the Company's decentralized operating approach eliminates many of the inefficien-

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

cies that can result from a highly centralized corporate structure, while providing individual operating units with greater access to capital, strategic direction and certain administrative functions. Operating unit managers are vested with decision-making authority and are compensated based on the profitability of their respective business units. As a result of the discrete nature of the Company's operating units, the Company is able to buy and sell such units on an opportunistic basis. Management believes that the Company's decentralized management philosophy results in better customer service by allowing each operating unit the flexibility and autonomy to implement policies and make decisions based on first-hand assessments of individual customer requirements.

                              RECENT DEVELOPMENTS

     In furtherance of its business strategy, the Company completed five acquisitions for cash in 1997 (collectively, the "1997 Acquisitions"). In January 1997, the Company acquired the assets of Green Ball Bearing Company ("Green Bearing"), a manufacturer of wheel, hub and clutch bearings for the automotive aftermarket, for $0.7 million. In February 1997, the Company acquired the assets of Feco Engineered Systems Limited ("Feco"), which produces complete oven systems that combine heat processing and curing technologies with material handling and conveying methods, for approximately $3 million. In May 1997, the Company acquired the assets of The Delo Screw Products Company ("Delo"), a manufacturer of screw machine products, for $9.2 million. These three Manufactured Products acquisitions were supplemented by two recent acquisitions of logistics businesses. In July 1997, the Company acquired Arden Industrial Products, Inc. ("Arden") for approximately $44 million. In October 1997, the Company acquired the assets of Arcon Fastener Corporation ("Arcon") for $5.6 million.

                                THE REFINANCING

     At the time the Original Notes were issued, the Company amended its existing revolving credit facility (the "Existing Credit Facility") in order to provide an unsecured revolving credit facility with a commitment of $50.0 million. The amended Existing Credit Facility is referred to herein as the New Credit Facility. Obligations under the New Credit Facility are guaranteed by the Company's Subsidiaries. See "Description of Other Indebtedness -- New Credit Facility." The Company used the net proceeds from the offering of the Original Notes and borrowings under the New Credit Facility to refinance the Existing Credit Facility and placed funds in escrow which will be used to redeem its $21.1 million aggregate principal amount of 7 1/4% Convertible Senior Subordinated Debentures due 2004 (the "Convertible Senior Subordinated Debentures"). As of September 30, 1997, there were outstanding borrowings under the Existing Credit Facility of $129.8 million. The Company repaid the amounts outstanding under the Existing Credit Facility and gave irrevocable notice with respect to the redemption of the Convertible Senior Subordinated Debentures (the "Redemption") at the time of the offering of the Original Notes. The Redemption is expected to occur on December 24, 1997. Failure to complete the Redemption by December 26, 1997 will constitute an Event of Default under the Indenture governing the Notes. The offering of the Original Notes, the New Credit Facility, the repayment of the Existing Credit Facility and the Redemption are collectively referred to herein as the "Refinancing." See "Use of Proceeds" and "Capitalization." Subsequent to the offering of the Original Notes, the Company entered into the Demand Master Promissory Note, dated December 3, 1997 (the "Promissory Note") with KeyBank, National Association, which replaced the Credit Agreement, dated April 11, 1995, as amended. The Promissory Note constitutes the New Credit Facility for purposes of the Indenture.

     The Company's principal executive offices are located at 23000 Euclid Avenue, Cleveland, Ohio 44117, and its telephone number is (216) 692-7200.

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

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer....    The Original Notes were sold in a
                                     transaction exempt from the registration requirements of the Securities Act by the Company on November 25, 1997 to CIBC
                                     Oppenheimer Securities Corp., Merrill Lynch
                                     & Co. and Value Investing Partners, Inc.
                                     (the "Initial Purchasers"). In connection therewith, the Company executed and delivered, for the benefit of the holders of the Original Notes, the Registration
                                     Rights Agreement dated November 25, 1997
                                     (the "Registration Rights Agreement"),
                                     which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, providing for, among other things, the Exchange Offer so that the Exchange Notes will be freely transferable by the holders thereof without registration or any prospectus delivery requirements under the Securities Act, except that a "dealer" or any of its "affiliates" as such terms are defined under the Securities Act, who exchanges
                                     Original Notes held for its own account
                                     will be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Original Notes. See "The Exchange
                                     Offer -- Purposes and Effects of the
                                     Exchange Offer" and "Plan of Distribution."

The Exchange Offer...............    The Company is offering to exchange $1,000
                                     principal amount of Exchange Notes for each $1,000 principal amount of Original Notes that are properly tendered and accepted.
                                     The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $150,000,000 aggregate principal amount of Original Notes outstanding. The Original
                                     Notes and the Exchange Notes are
                                     collectively referred to herein as the
                                     "Notes." The terms of the Exchange Notes are substantially identical in all respects
                                     (including principal amount, interest rate and maturity) to the terms of the Original
                                     Notes for which they may be exchanged
                                     pursuant to the Exchange Offer, except that
                                     (i) the Exchange Notes are freely
                                     transferable by holders thereof (other than as provided herein), and are not subject to any covenant restricting transfer absent registration under the Securities Act and
                                     (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration
                                     Rights Agreement, which rights will
                                     terminate upon the consummation of the
                                     Exchange Offer. See "The Exchange Offer."

                                     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

                                     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act or (ii) a person that is an affiliate (as defined in Rule 405 under the Securities Act) of the Company), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the Securities and Exchange Commission would make a similar determination with respect to the Exchange Offer. Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Registration Rights Agreement....    The Original Notes were sold by the Company
                                     on November 25, 1997 to the Initial
                                     Purchasers pursuant to a Securities
                                     Purchase Agreement dated as of November 19,
                                     1997 by and between the Company and the
                                     Initial Purchasers (the "Purchase
                                     Agreement"). Pursuant to the Purchase
                                     Agreement, the Company and the Initial
                                     Purchasers entered into the Registration
                                     Rights Agreement which grants the holders of the Original Notes certain exchange and registration rights. See "The Exchange
                                     Offer -- Termination of Certain Rights."
                                     This Exchange Offer is intended to satisfy such rights, which terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange of registration rights with respect to the Exchange Notes.

Expiration Date..................    The Exchange Offer will expire at 5:00
                                     p.m., New York City time, on February 17,
                                     1998, unless the Exchange Offer is extended
                                     (for a maximum of an additional 20 business days) by the Company in its reasonable discretion, in which case the term
                                     "Expiration Date" shall mean the latest
                                     date and time to which the Exchange Offer is extended.

Accrued Interest on the Exchange
Notes and Original Notes.........    Interest on the Exchange Notes will accrue
                                     from November 25, 1997. Holders whose
                                     Original Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Original Notes.

Conditions to the
  Exchange Offer.................    The Exchange Offer is subject to certain
                                     customary conditions, which may be waived by the Company. See "The Exchange
                                     Offer -- Certain Conditions to the Exchange
                                     Offer." The Exchange Offer is not
                                     conditioned upon any minimum aggregate
                                     principal amount of Original Notes being tendered for exchange. The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such conditions.

Procedures for Tendering
  Original Notes.................    Each holder of Original Notes wishing to
                                     accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Original Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Original Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry of such Original Notes to the Exchange Agent's account at The Depository
                                     Trust Company ("DTC" or the "Depository") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives Exchange
                                     Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See
                                     "The Exchange Offer -- Procedures for
                                     Tendering" and "Plan of Distribution."

Special Procedures for
  Beneficial Owners..............    Any beneficial owner whose Original Notes
                                     are registered in the name of a broker,
                                     dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                                     Offer -- Procedures for Tendering."

Guaranteed Delivery Procedures...    Holders of Original Notes who wish to
                                     tender their Original Notes and whose
                                     Original Notes are not immediately
                                     available or who cannot deliver their
                                     Original Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Original Notes in accordance with the guaranteed delivery procedures set forth in the "Exchange Offer -- Guaranteed Delivery
                                     Procedures."

Acceptance of the Original Notes
and Delivery of the Exchange
  Notes..........................    Subject to the satisfaction or waiver of
                                     the conditions to the Exchange Offer, the Company will accept for exchange any and all Original Notes which are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The
                                     Exchange Offer -- Terms of the Exchange
                                     Offer."

Withdrawal Rights................    Tenders of Original Notes may be withdrawn
                                     at any time prior to the Expiration Date.
                                     See "The Exchange Offer -- Withdrawal of
                                     Tenders."

Exchange Agent...................    Norwest Bank Minnesota, National
                                     Association is serving as the Exchange
                                     Agent in connection with the Exchange
                                     Offer. See "The Exchange Offer -- Exchange
                                     Agent."

Effect on Holders of
  the Original Notes.............    As a result of the making of, and upon
                                     acceptance for exchange of all validly
                                     tendered Original Notes pursuant to the
                                     terms of this Exchange Offer, the Company will have fulfilled one of the covenants contained in the Registration Rights
                                     Agreement and, accordingly, there will be no increase in the interest rate on the Original Notes pursuant to the applicable terms of the Registration Rights Agreement due to the Exchange Offer. Holders of the Original Notes who do not tender their Original Notes will be entitled to all the rights and limitations applicable thereto under the Indenture between the Company and Norwest Bank Minnesota, National
                                     Association, as trustee (the "Trustee"), relating to the Original Notes and the Exchange Notes, except for any rights under the Indenture or the Registration Rights
                                     Agreement, which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered
                                     Original Notes pursuant to, the Exchange
                                     Offer. All untendered Original Notes will continue to be subject to the restrictions on transfer provided for in the Original
                                     Notes and in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Original Notes could be adversely affected.

Use of Proceeds..................    There will be no cash proceeds to the
                                     Company from the exchange pursuant to the Exchange Offer.

                                   THE NOTES

The Exchange Notes.........  The Exchange Offer applies to $150,000,000 aggregate principal amount of the Original Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting their transfer pursuant to the Securities Act, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Original Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. See "Description of the Notes" for further information and for definition of certain capitalized terms used below.

Issuer.....................  Park-Ohio Industries, Inc.

Maturity Date..............  December 1, 2007.

Interest Rate..............  The Notes will bear interest at a rate of 9 1/4%
                             per annum.

Interest Payment Dates.....  Interest will accrue on the Exchange Notes from the date of issuance of the Original Notes (the "Issue Date") and will be payable in cash semiannually on each June 1 and December 1, commencing June 1, 1998. Interest on the Notes will be paid on the basis of a 360-day year and twelve 30-day months.

Ranking....................  The Notes will be general unsecured obligations of the Company and will rank subordinate in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the New Credit Facility. The Company may incur additional Senior Indebtedness if it meets certain financial ratio tests set forth in the Indenture. Except for such financial ratio tests, there are no restrictions on the Company's ability to incur additional debt or total debt that ranks senior to or pari passu with the Notes. The Notes will rank pari passu with any senior subordinated indebtedness and senior in right of payment to any subordinated indebtedness of the Company. As of September 30, 1997, on a pro forma basis, after giving effect to the Refinancing, the Company would have had $12.8 million aggregate principal amount of Senior Indebtedness outstanding. A majority of the Company's assets are held through Subsidiaries. The Notes will be effectively subordinated to the obligations of such Subsidiaries. As of September 30, 1997, the Subsidiaries of the Company had $78.5 million of liabilities outstanding, consisting primarily of trade payable and accrued expenses, and were guarantors of the Company's obligations under the Existing Credit Facility. The Indenture will permit the Company and its Subsidiaries to incur additional indebtedness, subject to certain limitations. The Subsidiaries are guarantors of the obligations under the New Credit Facility. Due to such guarantees granted under the New Credit Facility, the lenders thereunder have a senior claim to the assets of such Subsidiaries.

Optional Redemption........  The Notes will be redeemable at the option of the
                             Company, in whole or in part, at any time on or after December 1, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. In addition, the Company, at its option, may redeem at any time and from time to time prior to December 1, 2000, in the aggregate up to 35% of the original principal amount of the Notes at a redemption price equal to 109.25% of the aggregate principal amount so redeemed, plus accrued and unpaid interest to the redemption date, with the Net Proceeds of one or more Public Equity Offerings, provided that at least 65% of the principal amount of the Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering.

Change of Control..........  Upon a Change of Control, each holder of the Notes will be entitled to require the Company to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See "Description of the Notes -- Change of Control Offer."

Asset Sale Proceeds........  The Company will be obligated in certain instances to make an offer to purchase the Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date with the Available Asset Sale Proceeds of certain asset sales. See "Description of the Notes -- Certain
                             Covenants -- Limitation on Certain Asset Sales."

Certain Covenants..........  The Indenture will contain covenants for the benefit of the holders of the Notes that, among other things, restrict the ability of the Company and its Subsidiaries to: (i) incur additional Indebtedness (as defined herein); (ii) pay dividends and make certain other distributions;
                             (iii) issue capital stock of Subsidiaries; (iv) make certain investments; (v) repurchase stock;
                             (vi) create liens; (vii) enter into transactions with affiliates; (viii) enter into sale and lease-back transactions; (ix) create dividend or other payment restrictions affecting Subsidiaries;
                             (x) merge or consolidate the Company or any Subsidiaries; and (xi) transfer or sell assets. These covenants are subject to a number of important exceptions. See "Description of the Notes -- Certain Covenants."

                                  RISK FACTORS

     Prospective investors in the Notes, should consider carefully the information set forth under the caption "Risk Factors" and all other information set forth in this Prospectus, before making an investment in the Notes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     The summary historical consolidated financial data set forth below for the three years ended December 31, 1996 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The summary historical consolidated financial data for the nine-month periods ended September 30, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company, which include all adjustments (consisting of normal recurring accruals) that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and notes thereto, and other financial information included elsewhere herein. The data for the periods presented are not necessarily comparable because of acquisitions made throughout such periods. The unaudited pro forma consolidated financial information for the year ended December 31, 1996 and the nine-month period ended September 30, 1997 has been derived from the unaudited pro forma consolidated financial data included elsewhere herein. The unaudited pro forma consolidated financial information and the results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for any annual or interim period or for the full year ending December 31, 1997.

                                                      HISTORICAL                                     PRO FORMA
                              ----------------------------------------------------------   -----------------------------
                                                                   NINE MONTHS ENDED                       NINE MONTHS
                                 YEARS ENDED DECEMBER 31,            SEPTEMBER 30,          YEAR ENDED        ENDED
                              ------------------------------   -------------------------   DECEMBER 31,   SEPTEMBER 30,
                                1994       1995       1996        1996         1997(a)       1996(b)         1997(b)
                              --------   --------   --------   -----------   -----------   ------------   --------------
                                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
SELECTED INCOME STATEMENT
  DATA:
Net sales...................  $129,216   $289,501   $347,679    $ 261,297     $ 311,916      $476,693        $379,530
Cost of products sold.......   104,225    240,871    289,400      217,293       262,060       378,503         308,503
                              --------   --------   --------     --------      --------      --------        --------
  Gross profit..............    24,991     48,630     58,279       44,004        49,856        98,190          71,027
Selling, general and
  administrative expenses...    16,838     30,020     38,131       28,314        31,613        71,499          48,159
Operating income(c).........     8,153     18,610     17,496       15,690        18,243        24,039          22,868
Interest expense............     1,501      5,911      6,947        5,478         6,078        15,480(d)       11,609(d)

OTHER FINANCIAL DATA:
EBITDA(e)...................  $ 11,366   $ 24,888   $ 28,146    $  21,202     $  25,614      $ 38,264        $ 32,433
Depreciation and
  amortization..............     3,213      6,278      7,998        5,512         7,371        11,573           9,565
Capital expenditures........    11,749     13,632     15,590        8,600         9,244        17,673          10,440

                                                                                            AS OF SEPTEMBER 30, 1997
                                                                                         -------------------------------
                                                                                             ACTUAL         PRO FORMA
                                                                                         --------------   --------------
                                                                                          (UNAUDITED)      (UNAUDITED)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents.............................................................      $  3,786         $  2,500
Working capital, as adjusted(f).......................................................       135,303          138,049
Total assets..........................................................................       388,782          401,003
Total debt............................................................................       154,124          165,143
Shareholders' equity..................................................................       128,015          126,623

                                               (see footnotes on following page)

     NOTES TO SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

(a) Historical results for the nine months ended September 30, 1997 include the results for the 1997 Acquisitions (excluding Arcon) from their respective closing dates: (i) Green Bearing as of January 14, 1997; (ii) Feco as of February 7, 1997; (iii) Delo as of May 27, 1997; and (iv) Arden as of July 25, 1997.

(b) Reflects the results of the 1997 Acquisitions, including Arcon, for the periods prior to their respective closing dates and certain cost savings that management believes would have been realized and amortization of intangible assets that would have been incurred had the Company consummated the 1997 Acquisitions as of the beginning of the periods presented. See "Unaudited Pro Forma Consolidated Financial Data" for a detailed description of the pro forma adjustments.

(c) Operating income is defined as net sales less cost of products sold, selling, general and administrative expenses and a restructuring charge. In 1996, the Company incurred a restructuring charge of $2.7 million related to the consolidation of three of the Company's consumer products manufacturing facilities into one and the discontinuation of certain product lines.

(d) Reflects an interest rate of 9.25% on the Notes.

(e) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, other income and non-recurring items. Non-recurring items include a restructuring charge of $2.7 million in the fourth quarter of 1996 related to the consolidation of three of the Company's consumer products manufacturing facilities into one and the discontinuation of certain product lines. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as an indication of a company's ability to incur and service debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of liquidity and operations that are covered by the audited financial statements. EBITDA as defined herein may not be comparable to other similarly titled measures of other companies.

(f) Working capital, as adjusted, is defined as total current assets excluding cash and cash equivalents less total current liabilities excluding the current portion of long-term debt.

                                  RISK FACTORS

     Prospective purchasers of the Notes should consider carefully the following factors, as well as other information set forth in this Prospectus, before making an investment in the Notes.

HIGH LEVEL OF INDEBTEDNESS; POTENTIAL INABILITY TO SERVICE DEBT

     The Company has, and after giving effect to the Refinancing will continue to have, substantial leverage. At September 30, 1997, on a pro forma basis after giving effect to the offering of the Original Notes, the Company would have had $165.1 million of indebtedness, representing approximately 56.6% of the Company's total capitalization. See "Capitalization." Furthermore, subject to certain restrictions in the Indenture, the Company and its subsidiaries may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes.

     The level of the Company's indebtedness could have important consequences to holders of the Notes, including, but not limited to, the following: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) the Company will have significant cash requirements for debt service; (iii) financial and other covenants and operating restrictions imposed by the terms of the Indenture and by the Company's Senior Indebtedness will limit, among other things, its ability to borrow additional funds or to dispose of assets; (iv) the Company may be at a competitive disadvantage because it will be more highly leveraged than some of its competitors; (v) a downturn in the Company's businesses will have a more significant impact on its results of operations; and (vi) the Company will have and may increase indebtedness senior to the Notes immediately following the issuance of the Notes.

     The Company currently expects that it will be able to service the principal obligations on its indebtedness out of cash flow from operations. The ability of the Company to satisfy its obligations will be primarily dependent upon the future financial and operating performance of the Company's Subsidiaries and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the Company and its Subsidiaries and the Company's businesses in particular, many of which are beyond the control of the Company and its Subsidiaries. If the Company and its Subsidiaries are unable to generate sufficient cash flow to meet their debt service obligations, they will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or raising equity capital. There can be no assurance that any such alternatives could be accomplished on satisfactory terms or that such actions would yield sufficient funds to retire the Notes and the indebtedness senior to the Notes. While management believes that cash flow from operations will provide an adequate source of long-term liquidity, a significant drop in operating cash flow resulting from economic conditions, competition or other uncertainties beyond the Company's control would increase the need for alternative sources of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF THE NOTES; NO GUARANTEES

     The payment of principal, premium, if any, and interest on, and any other amount owing in respect of, the Notes is subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company, including the New Credit Facility. As of September 30, 1997, on a pro forma basis, after giving effect to the Refinancing, the Company would have had $12.8 million aggregate principal amount of Senior Indebtedness outstanding and would have had $38.1 million of undrawn commitments under the New Credit Facility. The Indenture will limit, but not prohibit, the incurrence by the Company of indebtedness which constitutes Senior Indebtedness. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company or its Subsidiaries, the assets of the Company or such Subsidiaries will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, under certain circumstances, the Company and its Subsidiaries may not pay principal, premium, if any, or interest on, or any other amounts owing in respect of, the Notes, or purchase, redeem or otherwise retire the Notes, if a payment default or a non-payment default exists with respect to certain Senior Indebtedness, and, in the case of a non-payment default, a payment blockage notice has been received by the Trustee (as defined herein). Because the assets of the Company are and will be primarily held by operating Subsidiaries, the claims of holders of the Notes will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money), including trade payables, accrued expenses and litigation costs. As of September 30, 1997, the Subsidiaries of the Company had $78.5 million of liabilities outstanding, consisting primarily of trade payables and accrued expenses, and were guarantors of the Company's obligations under the Existing Credit Facility. The Notes are being issued solely by the Company, and none of the Company's Subsidiaries are or will be a guarantor under the Notes. The Indenture expressly provides that no person or entity other than the Company will have any liability for any obligations of the Company under the Notes or such Indenture or any claim based on, in respect of or by reason of such obligations, and that by accepting the Notes, each holder of the Notes waives and releases such liability, which waiver and release are part of the consideration for the Notes. The Subsidiaries are guarantors of the obligations under the New Credit Facility. Due to such guarantees granted under the New Credit Facility, the lenders thereunder have a senior claim to the assets of such Subsidiaries. See "Description of the Notes -- Subordination."

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES

     A majority of the Company's income is generated by, and a majority of its assets are held by, its operating Subsidiaries. As a result, the Company will be dependent on the earnings and cash flow of, and dividends and distributions or advances from, its Subsidiaries to provide the funds necessary to meet its debt service obligations, including the payment of principal of and interest on the Notes. There can be no assurance that the Company's Subsidiaries will generate sufficient cash flow to dividend, distribute or advance funds to the Company.

DEPENDENCE ON AUTOMOTIVE INDUSTRY; INDUSTRY CYCLICALITY

     The Company's sales to the automotive industry accounted for approximately 30% of the Company's pro forma net sales during the nine months ended September 30, 1997. The automotive industry is highly cyclical, is dependent on consumer spending and is subject to, among other things, general economic conditions and the impact of international trade. The Company also sells products to customers in other industries that experience cyclicality in demand for products, such as the construction, industrial equipment, truck, electrical equipment, plumbing and lawn and garden equipment industries. Although the automotive industry accounts for less than one-third of the Company's sales, a downturn in the domestic automotive industry would have a material adverse effect on the Company's financial condition, liquidity and results of operations. While the Company's largest customer, Ford, accounted for 7.7% of the Company's pro forma net sales for the nine months ended September 30, 1997, certain individual operating businesses of the Company have a larger concentration of sales to particular automotive or other customers. Although the Company considers its relations with its customers to be good, the loss of certain automotive or other customers could have a material adverse effect on the financial condition, liquidity and results of operations of certain of the Company's operating units. See "Business."

RESTRICTIVE DEBT COVENANTS

     The Indenture contains covenants that, among other things, limit the ability of the Company and its Subsidiaries to incur additional indebtedness, incur liens, pay dividends and make certain other restricted payments, make investments, repurchase stock, consummate certain asset sales, enter into certain transactions with affiliates, issue capital stock of Subsidiaries, create dividend or other payment restrictions affecting subsidiaries, consolidate or merge with any person or transfer or sell all or substantially all of the assets of the Company. See "Description of the Notes -- Certain Covenants."

     Although the New Credit Facility does not currently contain restrictive covenants, future amendments to or replacements of the New Credit Facility could include covenants that limit the Company's ability to incur additional indebtedness, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. Such amendment or replacement of the New Credit Facility may also require the Company to comply with certain financial ratios and tests, under which the Company would be required to achieve certain financial and operating results. The ability of the Company to comply with such provisions may be affected by events beyond its control. A breach of any of these covenants would result in a default under such amendment or replacement of the New Credit Facility. In the event of any such default, depending on the actions taken by the lenders, the Company could be prohibited from making any payments on the Notes. In addition, such lenders could elect to declare all amounts borrowed under the New Credit Facility, as amended or replaced, together with accrued interest thereon, to be due and payable, which would be an event of default under the Indenture. As a result of the priority afforded the New Credit Facility, there can be no assurance that the Company would have sufficient assets to pay indebtedness then outstanding under the New Credit Facility, as amended or replaced, and the Indenture. See "Description of Other
Indebtedness -- New Credit Facility."

POTENTIAL INABILITY TO EFFECT PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     In the event of a "Change of Control" of the Company, each holder of the Notes will be entitled to require the Company to purchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest, to the purchase date. A Change of Control under the Indenture could result in a default under the New Credit Facility. The exercise by the holders of the Notes of their right to require the Company to purchase the Notes upon a Change of Control could also cause a default under other indebtedness of the Company (including the New Credit Facility), even if the Change of Control itself does not, because of the financial effect of such purchase on the Company. The Company's ability to pay cash to the holders of the Notes upon such a purchase may be limited by the Company's then existing financial resources. There can be no assurance that in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of outstanding indebtedness to pay the required purchase price for all Notes tendered by holders upon a Change of Control. The obligations of the Company to offer to purchase the Notes are subject to its obligations to repay amounts outstanding under the New Credit Facility. Even if the Company can satisfy its obligations under the New Credit Facility, there can be no assurance that it would be able to fund such purchase of any Notes. See "Description of the Notes -- Change of Control Offer" and "Description of Other Indebtedness -- New Credit Facility."

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company depends upon the efforts, abilities and expertise of its executive officers and other senior managers, including Edward
F. Crawford, its Chairman, Chief Executive Officer and President, as well as the president of each of the Company's operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on the Company's financial condition, liquidity and results of operations. See "Management."

POTENTIAL INABILITY TO INTEGRATE THE 1997 ACQUISITIONS OR FUTURE ACQUISITIONS

     The Company believes it will realize substantial benefits from the successful integration of the 1997 Acquisitions. However, there can be no assurance that the Company will be able to maintain or improve the operating results of the 1997 Acquisitions or that the 1997 Acquisitions will be successfully integrated into the operations of the Company. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Future acquisitions may be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. If the Company completes any such future acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

DEPENDENCE ON THIRD-PARTY SUPPLIERS AND MANUFACTURERS

     Manufactured Products purchases substantially all of its raw materials, principally metals and certain component parts incorporated into its products, and Logistics purchases substantially all of its fasteners, from third-party suppliers and manufacturers. Management believes that there are numerous available sources of supply for required raw materials and component parts incorporated into the Company's products other than certain specialty fasteners. While the Company currently maintains alternative sources for raw materials and such component parts, the Company's businesses are subject to the risk of price fluctuations and periodic delays in the delivery of certain specialty fasteners, raw materials and component parts. Failure by certain suppliers to continue to supply the Company with raw materials or such component parts on commercially reasonable terms, or at all, would have a material adverse effect on the Company. The Company has subcontracted production of some component parts incorporated into its products to third-party manufacturers and receives a majority of the products sold by Logistics from third-party manufacturers. Accordingly, the Company is dependent on the ability of such manufacturers, among other things, to meet stringent performance and quality specifications and to conform to delivery schedules. Failure by such third-party manufacturers to comply with these and other requirements could have a material adverse effect on the Company's financial condition, liquidity and results of operations. See "Business -- Raw Materials and Suppliers."

COMPETITION

     The markets for the Company's manufactured products are highly competitive. Certain of the Company's competitors are large companies that have greater financial resources than the Company. Management believes that the principal competitive factors in Manufactured Products are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. The rapidly evolving nature of the markets in which the Company competes may attract new entrants as they perceive opportunities, and the Company's competitors may foresee the course of market development more accurately than the Company. In addition, the Company's competitors may develop products that are superior to the Company's products or may adapt more quickly than the Company to new technologies or evolving customer requirements. Logistics competes with over 2,500 domestic full-line industrial fastener distributors and other domestic distributors that offer fasteners in addition to other products, as well as a number of fastener manufacturers, who, in certain circumstances, may sell directly to OEMs. Recent trends by OEMs to limit their number of outside vendors and moderate growth in the industrial fastener industry have resulted in increased competition as many manufacturers and distributors have reduced prices to compete more effectively. Management expects competitive pressures in the Company's markets to remain strong. Such pressures arise from existing competitors, other companies that may enter the Company's existing or future markets and, in certain cases, the Company's customers, which may decide to move production in-house of certain items sold by the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on the Company's financial condition, liquidity and results of operation. See "Business."

PRODUCT LIABILITY

     The Company's businesses expose it to potential product liability risks that are inherent in the design, manufacture and sale of its products and products of third-party vendors that it uses or resells. While the Company currently maintains what management believes to be suitable and adequate product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. In the event of a claim against the Company, a lack of sufficient insurance coverage could have a material adverse effect on the Company's financial condition, liquidity and results of operations. Moreover, even if the Company maintains adequate insurance, any successful claim could have a material adverse effect on the Company's financial condition, liquidity and results of operations. See "Business -- Legal Matters."

ENVIRONMENTAL COMPLIANCE

     The Company is subject to a variety of environmental laws including those which regulate the use, handling, treatment, storage, discharge and disposal of substances and hazardous wastes used or generated in the Company's manufacturing processes. A failure by the Company to comply with present and future environmental laws could subject it to future liabilities or the suspension of production. Such environmental laws could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses in connection with its manufacturing processes. Remediation is currently required at the Company's Kent, Ohio facility. Management believes compliance with existing laws and the cost of such remediation efforts will not have a material adverse impact on the Company's financial condition, liquidity and results of operations. However, material future expenditures may be necessary if compliance standards change or material unknown conditions are discovered. See "Business -- Environmental Regulations."

GOVERNMENT REGULATION; FASTENER QUALITY ACT

     The Fastener Quality Act of 1991 (the "Fastener Act") regulates the manufacture, importation and distribution of certain high-grade industrial fasteners in the United States. Implementation of the Fastener Act, which is scheduled for May 1998, will require certain testing, certification and recordkeeping requirements by the manufacturers, importers and distributors of such fasteners. As a result, the Company and other fastener suppliers will be required to maintain records and product tracking systems and may be required to comply with requirements imposed during the implementation of the Fastener Act. The Company has tracking and traceability systems, which, to date, have not materially increased expenses. However, there can be no assurance that future regulations will not result in materially increased costs for the Company.

DEPENDENCE ON INFORMATION SYSTEMS

     The Company believes that its computer systems are an integral part of its Manufactured Products and Logistics businesses and certain growth strategies are contingent upon the Company's computer systems. The Company depends on its information systems to process orders, manage inventory and accounts receivable collections, purchase products, maintain cost-effective operations, route and reroute orders and provide superior service to its customers. There can be no assurance that a disruption in the operation of the Company's information systems used by Logistics, including the failure of the supply chain management software to function properly, or those used by Manufactured Products will not occur. Any such disruption could have a material adverse effect on the Company's financial condition, liquidity and results of operations.

LABOR RELATIONS

     The Company is a party to nine collective bargaining agreements with various labor unions, five of which will expire in 1998. In the aggregate, under those agreements the Company currently employs approximately 720 full-time employees. The Company's inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. In the last six years, the Company has experienced labor strikes at two operating units of Manufactured Products. While the Company considers its current relations with its employees to be good, if the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business, financial condition and results of operations.

LACK OF PUBLIC MARKET FOR THE NOTES; RESTRICTIONS ON RESALE

     There is no existing trading market for the Notes, and the Company does not intend to list any Notes on any securities exchange; however, Notes will be eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Notes may be discontinued at any time without notice. In addition, any market-making activities in the Original Notes may be limited during the pending of the Exchange Offering.

Therefore, there can be no assurance as to the liquidity of any trading market for the Notes or that an active public market for the Notes will develop. See "The Exchange Offer."

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

     The Original Notes were offered and sold pursuant to exemptions from the Securities Act. Accordingly, holders of Original Notes who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act or applicable state securities laws. The Company does not currently expect that it will register the Original Notes under the Securities Act. Based on interpretations by the staff of the Commission issued in no-action letters to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold or otherwise transferred by the Holder thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement with any person to participate in the distribution of such Exchange Notes. Such no-action letters are not binding interpretations of the law. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes would not be acting consistently with such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Thus, any Exchange Notes acquired by such Holder will not be freely transferable except in compliance with the Securities Act. Each Restricted Holder that receives Exchange Notes for its own account in exchange for the Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

                               THE EXCHANGE OFFER

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     The Original Notes were sold by the Company on November 25, 1997 to the Initial Purchasers pursuant to a Purchase Agreement dated as of November 19, 1997. As a condition to the sale of the Original Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on November 25, 1997. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 45 days after the Issue Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 130 days after the Issue Date and
(iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, keep the Exchange Offer open for at least 30 days (or a longer period if required by law) and deliver to the Exchange Agent Exchange Notes in the same aggregate principal amount as the Original Notes that were tendered by holders thereof pursuant to the Exchange Offer. Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Company has agreed to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below for such period of 180 days after the Expiration Date. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be subject to the Registration Rights Agreement (including certain indemnification rights and obligations). A copy of the Registration Rights Agreements has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

     The Company is generally not required to file any registration statement to register any outstanding Original Notes. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Original Notes.

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. The Company has not sought, and does not currently intend to seek a no-action letter. There can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

REGISTRATION RIGHTS; ADDITIONAL INTEREST

     In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the date of the Registration Rights Agreement, the Company will, at its own expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and (c) use its best efforts to keep effective the Shelf Registration Statement until three years after its effective date. The Company will, in the event of the Shelf Registration Statement, provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of the Notes that sells such Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Act in connection with such sales, and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     Although the Company intends to file one of the registration statements described above, there can be no assurance that such registration statement will be filed or, if filed, that it will become effective. If the Company fails to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional interest shall become payable in respect of the Notes as follows:

          If (i) the Exchange Offer Registration Statement or Shelf Registration Statement is not filed within 45 days after the Issue Date;

           (ii) an Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 130 days after the Issue Date; or

           (iii) either (A) the Company has not exchanged the Exchange Notes for all Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 60 days after the date on which the Exchange Offer Registration Statement was declared effective or (B) the Exchange Offer Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of its effective date;

(each such event referred to in clauses (i) through (iii) above is a "Registration Default"), then the sole remedy available to holders of the Notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Notes will increase by 50 basis points; and the per annum interest rate will increase by an additional 25 basis points for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 200 basis points per annum in excess of the interest rate on the cover of this Prospectus. All Additional Interest will be payable to holders of the Notes in cash on each June 1 and December 1, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Notes will revert to the interest rate originally borne by the Notes (as shown on the cover of this Prospectus).

     Although all material terms of the Registration Rights Agreement have been described herein, the summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, which has been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, a copy of which will be available upon request to the Company.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer; provided, however, that Original Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (ii) holders of the Exchange Notes will not be entitled to the certain rights of holders of Original Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Original Notes, such that all outstanding Notes will be treated as a single class of debt securities under the Indenture.

     Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid on the Original Notes surrendered in exchange therefor or, if no interest has been paid, from November 25, 1997. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the last interest payment date on which interest was paid or, if no interest has been paid on the Notes, from November 25, 1997. Original Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the Exchange Offer.

     As of the date of this Prospectus, $150,000,000 aggregate principal amount of the Original Notes are outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company ("DTC"). Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Original Notes are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned without expense to the tendering holders thereof (or in the case of Original Notes tendered by book-entry transfer, such Original Notes will be credited to the account of such holder maintained at the DTC), as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See " -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; TERMINATION

     The term "Expiration Date" shall mean 5:00 p.m., New York City time on February 17, 1998 unless the Company, in its sole discretion, extends the Exchange Offer (for a maximum of an additional 20 business days), in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer the Company will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, (iii) if any conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "-- Certain Conditions to the Exchange Offer."

     If the Company extends the period of time during which the Exchange Offer is open, or if it is delayed in accepting for exchange of, or in issuing and exchanging the Exchange Notes for, any Original Notes, or is unable to accept for exchange of, or issue Exchange Notes for, any Original Notes pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent may, on behalf of the Company, retain all Original Notes tendered, and such Original Notes may not be withdrawn except as otherwise provided below in "-- Withdrawal of Tenders." The adoption by the Company of the right to delay acceptance for exchange of, or the issuance and the exchange of the Exchange Notes, for any Original Notes is subject to applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Original Notes deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the Exchange Offer.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer of such Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the

Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing DTC to transfer such Original Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Original Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth under "-- Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute a binding agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner of the Original Notes whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owners's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name (to the extent permitted by the Indenture) or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes (which term includes any participants in DTC whose name appears on a security position listing as the owner of the Original Notes) or if delivery of the Exchange Notes is to be made to a person other than the registered holder, such Original Notes must be endorsed or accompanied by a properly completed bond power, in either case signed by such registered holder as such registered holder's name appears on such Original Notes with the signature on the Original Notes or the bond power guaranteed by an Eligible Institution (as defined below).

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or another "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act (any of the foregoing, an "Eligible Institution").

     If the Letter of Transmittal or any Original Notes or assignments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender Original Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes, the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, if any of the conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof (or, in the case of Original Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, such Original Notes will be credited to an account maintained with DTC) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of Original Notes by causing DTC to transfer such Original Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at DTC, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes (or complete the procedures for book-entry transfer), the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes (if available) and the principal amount of Original Notes tendered, stating that the tender is being made thereby guaranteeing that, within five Nasdaq National Market trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Original Notes delivered electronically), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Original Notes delivered electronically), and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five Nasdaq National Market trading days after the Expiration Date.

     Upon request to the exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers (if applicable) and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

     (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

     (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby shall not have been obtained.

     If the Company determines in its reasonable discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's reasonable discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under the Registration Rights Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities
Act), (ii) to provide, upon the request of any holder of a transfer-restricted Original Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Original Notes pursuant to Rule 144A,
(iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer restricted Notes by broker-dealers for a period of 180 days from the date on which the Registration Statement is declared effective and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of 180 days from the date on which the Registration Statement is declared effective. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXCHANGE AGENT

     Norwest Bank Minnesota, National Association has been appointed as Exchange Agent for the Exchange Offer. All questions and requests for assistance as well as all correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

                        By Registered or Certified Mail:
                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 P.O. Box 1517
                           Minneapolis, MN 55480-1517

                                    By Hand:
                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                           Northstar East, 12th Floor
                                 608 2nd Avenue
                             Minneapolis, MN 55402

                             By Overnight Courier:
                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 Norwest Center
                              Sixth and Marquette
                           Minneapolis, MN 55479-0113

                                 By Facsimile:
                  Norwest Bank Minnesota, National Association
                           Corporate Trust Operations
                                 (612) 667-4927
                             Confirm by telephone:
                                 (612) 667-9764

     Requests for additional copies of this Prospectus, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Exchange Agent.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the offering of the Original Notes and the Exchange Notes will be paid by the Company and are estimated in the aggregate to be approximately $637,500. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes, or Original Notes for principal amounts not tendered or acceptable for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holders of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder of Original Notes.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act,
(iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are substantially identical to the Exchange Notes. All Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

The following table summarizes the sources and uses of funds in connection with the Refinancing as of November 25, 1997 (dollars in thousands):

            SOURCES OF FUNDS:
              Original Notes..........................................  $150,000
              New Credit Facility.....................................    16,184
                                                                        --------
                      Total sources of funds..........................  $166,184
                                                                        ========
            USES OF FUNDS:
              Repayment of Existing Credit Facility(a)................  $138,413
              Repayment of Convertible Senior Subordinated
                 Debentures(b)........................................    23,196
              Estimated fees and expenses.............................     4,575
                                                                        --------
                      Total uses of funds.............................  $166,184
                                                                        ========

---------------
(a) The Existing Credit Facility bore interest at rate of 6.67% as of September 30, 1997. The amount shown above includes accrued interest of $0.7 million.

(b) The Convertible Senior Subordinated Debentures bear interest at a rate of 7.25% per annum and have a final maturity of June 15, 2004. The amount shown above includes a redemption premium of $1.3 million and accrued interest of $0.8 million. The Company mailed redemption notices to the holders of the Convertible Senior Subordinated Debentures and the Convertible Senior Subordinated Debentures will be redeemed on December 24, 1997. The indenture governing the Convertible Senior Subordinated Debentures contains a covenant prohibiting the issuance of the Notes. The issuance of the Notes will not constitute an event of default under such indenture, as the Convertible Senior Subordinated Debentures will be redeemed prior to the time an event of default could occur thereunder. However, if there is a delay in the redemption of the Convertible Senior Subordinated Debentures, the issuance of the Notes may constitute an event of default under the indenture governing the Convertible Senior Subordinated Debentures. In addition, failure to redeem or retire the Convertible Senior Subordinated Debentures by December 26, 1997 will constitute an Event of Default under the Indenture governing the Notes.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company and its Subsidiaries at September 30, 1997, and the pro forma consolidated capitalization as adjusted to reflect the Refinancing and the acquisition of Arcon. This table should be read in conjunction with the information contained in "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the Company's consolidated financial statements and notes thereto included elsewhere herein.

                                                                AS OF SEPTEMBER 30, 1997
                                                 -------------------------------------------------------
                                                  COMPANY         ARCON        REFINANCING      COMPANY
                                                   ACTUAL         ACTUAL       ADJUSTMENTS     PRO FORMA
                                                 ----------     ----------     -----------     ---------
                                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents......................   $   3,786      $    (775)     $    (511)     $   2,500
                                                   ========       ========       ========       ========

Existing Credit Facility.......................   $ 129,750      $   4,810      $(134,560)     $      --
New Credit Facility(a).........................          --             --         11,894         11,894
Other debt(b)..................................       3,249             --             --          3,249
Convertible Senior Subordinated Debentures.....      21,125             --        (21,125)            --
Notes offered hereby...........................          --             --        150,000        150,000
                                                   --------       --------       --------       --------
  Total debt...................................     154,124          4,810          6,209        165,143
Shareholders' equity...........................     128,015             --         (1,392)       126,623
                                                   --------       --------       --------       --------
  Total capitalization.........................   $ 282,139      $   4,810      $   4,817      $ 291,766
                                                   ========       ========       ========       ========

---------------

(a) The New Credit Facility is a $50.0 million senior unsecured revolving credit facility. See "Description of Other Indebtedness -- New Credit Facility."

(b) Other debt is comprised primarily of state loans and capital leases. See "Description of Other Indebtedness."

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1997 and Unaudited Pro Forma Consolidated Income Statement Data for the nine months ended September 30, 1997 and the year ended December 31, 1996 are based on the historical consolidated financial statements of the Company. The Unaudited Pro Forma Consolidated Balance Sheet is adjusted to give effect to the Refinancing and the acquisition of Arcon as if these events had occurred on September 30, 1997. The Unaudited Pro Forma Consolidated Income Statement Data are adjusted to give effect to the Refinancing and the 1997 Acquisitions as if these events occurred as of the beginning of the periods presented. The Unaudited Pro Forma Consolidated Income Statement Data include the historical operations of the 1997 Acquisitions prior to the dates the Company made such acquisitions, using the purchase method of accounting. The pro forma operating results are presented for informational purposes only and are not necessarily indicative of the operating results that would have been achieved had the 1997 Acquisitions actually occurred at the beginning of each period presented, nor do they purport to indicate the results of future operations.

     The Unaudited Pro Forma Consolidated Financial Data are based on the assumptions set forth in the notes to such statements and should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                      ARCON
                                    COMPANY        ACQUISITION        COMPANY        REFINANCING        COMPANY
                                     ACTUAL       ADJUSTMENTS(a)      COMBINED       ADJUSTMENTS       PRO FORMA
                                    --------      --------------      --------       -----------       ---------
ASSETS
Current assets:
  Cash and cash equivalents......   $  3,786          $ (775)         $  3,011         $  (511)(b)     $  2,500
  Accounts receivable, net.......     82,234             558            82,792              --           82,792
  Inventories....................    111,720           4,694           116,414              --          116,414
  Deferred taxes.................      4,640              --             4,640              --            4,640
  Other current assets...........     11,222              88            11,310              --           11,310
                                    --------          ------          --------         -------         --------
         Total current assets....    213,602           4,565           218,167            (511)         217,656
Property, plant and equipment....    126,716             716           127,432              --          127,432
Less accumulated depreciation....    (58,719)             --           (58,719)             --          (58,719)
                                    --------          ------          --------         -------         --------
                                      67,997             716            68,713              --           68,713
Other assets:
  Excess purchase price over net
    assets acquired, net.........     68,705           3,000            71,705              --           71,705
  Deferred taxes.................     13,100              --            13,100             853(c)        13,953
  Other..........................     25,378              --            25,378           4,575(d)        28,976
                                          --              --                --            (977)(c)           --
                                    --------          ------          --------         -------         --------
                                    $388,782          $8,281          $397,063         $ 3,940         $401,003
                                    ========          ======          ========         =======         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.........   $ 41,161          $2,061          $ 43,222         $    --         $ 43,222
  Accrued expenses...............     31,602           1,410            33,012            (877)(e)       32,135
  Current portion of long-term
    liabilities..................      1,750              --             1,750              --            1,750
  Current portion of long-term
    debt.........................      5,415              --             5,415          (5,000)(f)          415
                                    --------          ------          --------         -------         --------
         Total current
           liabilities...........     79,928           3,471            83,399          (5,877)          77,522
Long-term liabilities:
  Long-term debt.................    148,709           4,810           153,519          11,209(g)       164,728
  Other postretirement
    benefits.....................     27,416              --            27,416              --           27,416
  Other liabilities..............      4,714              --             4,714              --            4,714
                                    --------          ------          --------         -------         --------
                                     180,839           4,810           185,649          11,209          196,858
Shareholders' equity:
  Common stock...................     10,960              --            10,960              --           10,960
  Additional paid-in capital.....     53,481              --            53,481              --           53,481
  Retained earnings..............     65,506              --            65,506          (1,392)(c)       64,114
  Treasury stock, at cost........     (1,932)             --            (1,932)             --           (1,932)
                                    --------          ------          --------         -------         --------
                                     128,015              --           128,015          (1,392)         126,623
                                    --------          ------          --------         -------         --------
                                    $388,782          $8,281          $397,063         $ 3,940         $401,003
                                    ========          ======          ========         =======         ========

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

(a) Reflects purchase accounting adjustments relating to the acquisition of Arcon as of
    October 3, 1997.
(b) Reflects the portion of the Company's cash on hand used in connection with the
    Refinancing. See "Use of Proceeds."
(c) Reflects the following adjustments related to the Refinancing:
     Write-off of deferred financing costs -- existing indebtedness..............    $  (977)
     Redemption premium -- Convertible Senior Subordinated Debentures............     (1,268)
     Related income tax effect...................................................        853
                                                                                     --------
                                                                                           -
          Total adjustment.......................................................    $(1,392)
                                                                                     =========
(d) Reflects financing costs and expenses incurred in connection with the Refinancing.
(e) Reflects the accrued and unpaid interest on the Existing Credit Facility and Convertible
    Senior Subordinated Debentures paid in connection with the Refinancing.
(f) Reflects the repayment of the portion of the Existing Credit Facility included in current portion of long-term debt.
(g) Reflects the following adjustments to long-term debt resulting from the Refinancing:
     Gross proceeds from the Original Notes.......................................  $150,000
     Borrowings under the New Credit Facility.....................................    11,894
     Repayment of the Existing Credit Facility included in long-term debt.........  (129,560)
     Repayment of the Convertible Senior Subordinated Debentures..................   (21,125)
                                                                                    ---------
          Total adjustment........................................................  $ 11,209
                                                                                    =========

             UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT DATA
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

                                              HISTORICAL
                                       -------------------------                                                   PRO FORMA
                                                        1997         ACQUISITION     PRO FORMA     REFINANCING        AS
                                       COMPANY(a)    ACQUISITIONS(b) ADJUSTMENTS(c)   COMPANY      ADJUSTMENTS     ADJUSTED
                                       ---------     -----------     -----------     ---------     -----------     ---------
SELECTED INCOME STATEMENT DATA:
Net sales..........................    $311,916        $67,614         $    --       $379,530        $    --       $379,530
Cost of products sold..............     262,060         48,645          (2,202)(d)    308,503             --        308,503
                                       --------        -------         -------       --------        -------       --------
  Gross profit.....................      49,856         18,969           2,202         71,027             --         71,027
Selling, general and
  administrative expenses..........      31,613         17,679          (1,788)(e)     48,159             --         48,159
                                             --             --             655(f)          --             --             --
                                       --------        -------         -------       --------        -------       --------
  Operating income.................      18,243          1,290           3,335         22,868             --         22,868
Other income.......................        (320)            --              --           (320)            --           (320)
Interest expense...................       6,078            525              --          6,603          5,006(g)      11,609
                                       --------        -------         -------       --------        -------       --------
  Income from continuing
     operations before income
     taxes.........................      12,485            765           3,335         16,585         (5,006)        11,579
Income taxes.......................       4,682             92           1,267(h)       6,041         (1,902)(h)      4,139
                                       --------        -------         -------       --------        -------       --------
  Income from continuing
     operations....................    $  7,803        $   673         $ 2,068       $ 10,544        $(3,104)      $  7,440
                                       ========        =======         =======       ========        =======       ========

OTHER FINANCIAL DATA:
Operating income...................    $ 18,243        $ 1,290         $ 3,335       $ 22,868             --       $ 22,868
Plus: Depreciation and
  amortization.....................       7,371          1,539             655(f)       9,565             --          9,565
                                       --------        -------         -------       --------        -------       --------
EBITDA(i)..........................    $ 25,614        $ 2,829         $ 3,990       $ 32,433        $    --       $ 32,433
                                       ========        =======         =======       ========        =======       ========
Capital expenditures...............    $  9,244        $ 1,196         $    --       $ 10,440        $    --       $ 10,440
Interest expense...................       6,078            525              --          6,603          5,006         11,609
Ratio of earnings to fixed
  charges(j).......................         2.6x            --              --             --             --            1.9x


               See accompanying Notes to Unaudited Pro Forma Consolidated Income Statement Data.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT DATA
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

(a) Historical results for the nine months ended September 30, 1997 include the results for the 1997 Acquisitions (excluding Arcon) from their respective closing dates: (i) Green Bearing as of January 14, 1997; (ii) Feco as of February 7, 1997; (iii) Delo as of May 27, 1997; and (iv) Arden as of July 25, 1997.

(b) The following table reflects the historical operating results for the 1997 Acquisitions for the period from January 1, 1997 to the earlier of their respective dates of acquisition by the Company or September 30, 1997:

                                                                                FECO
                                                                                 AND
                                                                                GREEN
                                            ARDEN       ARCON       DELO       BEARING      TOTAL
                                           -------     -------     -------     -------     -------
    SELECTED INCOME STATEMENT DATA:
    Net sales..........................    $50,219     $10,719     $ 5,080     $ 1,596     $67,614
    Cost of products sold..............     36,592       7,294       3,597       1,162      48,645
                                           -------     -------      ------      ------     -------
      Gross profit.....................     13,627       3,425       1,483         434      18,969
    Selling, general and administrative
      expenses.........................     13,392       3,393         586         308      17,679
                                           -------     -------      ------      ------     -------
      Operating income.................        235          32         897         126       1,290
    Interest expense...................         --         454          31          40         525
                                           -------     -------      ------      ------     -------
      Income (loss) before income
         taxes.........................        235        (422)        866          86         765
    Income taxes.......................         92          --          --          --          92
                                           -------     -------      ------      ------     -------
      Net income (loss)................    $   143     $  (422)    $   866     $    86     $   673
                                           =======     =======      ======      ======     =======
    OTHER FINANCIAL DATA:
    EBITDA.............................    $ 1,288     $   384     $ 1,016     $   141     $ 2,829
    Depreciation and amortization......      1,053         352         119          15       1,539
    Capital expenditures...............        304         553         336           3       1,196

(c) Reflects adjustments for certain cost savings that management believes would have been realized and amortization of intangible assets that would have been incurred had the Company consummated the 1997 Acquisitions as of January 1, 1997.

(d) Reflects the following cost saving adjustments to cost of products sold in conjunction with the 1997 Acquisitions:

    Elimination of operating personnel.............................................   $(1,725)
    Elimination of redundant branch facilities.....................................      (477)
                                                                                      -------
              Total adjustment.....................................................   $(2,202)
                                                                                      =======

(e) Reflects the following cost saving adjustments to selling, general and administrative expenses in conjunction with the 1997 Acquisitions:

    Elimination of corporate personnel.............................................   $(1,331)
    Elimination of redundant corporate facilities..................................      (457)
                                                                                      -------
              Total adjustment.....................................................   $(1,788)
                                                                                      =======

(f) Reflects additional amortization of goodwill over 25 years as a result of the 1997 Acquisitions.

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

(g) Reflects the following adjustments to interest expense:

    Interest expense -- Notes offered hereby(1)....................................   $10,406
    Interest expense -- New Credit Facility(2).....................................       658
    Interest expense -- other debt.................................................       160
    Amortization of deferred financing costs.......................................       385
                                                                                      -------
      Pro forma interest expense...................................................    11,609
    Less: historical interest expense..............................................    (6,603)
                                                                                      -------
              Total adjustment.....................................................   $ 5,006
                                                                                      =======

---------------

    (1) Reflects an interest rate of 9.25%.

    (2) Assumes an interest rate of 7.375%.

(h) Adjustment necessary to reflect income tax expense at the Company's effective income tax rate of 38%.

(i) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, other income and non-recurring items. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as an indication of a company's ability to incur and service debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of liquidity and operations that are covered by the audited financial statements. EBITDA as defined herein may not be comparable to other similarly titled measures of other companies.

(j) Earnings are defined as income from continuing operations before income taxes and fixed charges. Fixed charges are defined as interest expense and a portion of rental expense representing the interest factor, which the Company estimates to be one-third of rental expense, and amortization of deferred financing costs.

             UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                            HISTORICAL
                                   ----------------------------
                                                     1997          ACQUISITION     PRO FORMA   REFINANCING     PRO FORMA
                                    COMPANY     ACQUISITIONS(a)   ADJUSTMENTS(b)    COMPANY    ADJUSTMENTS    AS ADJUSTED
                                   ----------   ---------------   --------------   ---------   -----------    -----------
SELECTED INCOME STATEMENT DATA:
Net sales.........................  $347,679       $ 129,014         $     --      $ 476,693     $    --       $ 476,693
Cost of products sold.............   289,400          93,356           (4,253)(c)    378,503          --         378,503
                                    --------       ---------         --------      ---------     -------       ---------
  Gross profit....................    58,279          35,658            4,253         98,190          --          98,190
Selling, general and
  administrative expenses.........    38,131          35,167           (2,926)(d)     71,499          --          71,499
                                          --              --            1,127(e)          --          --              --
Restructuring charge..............     2,652              --               --          2,652          --           2,652
                                    --------       ---------         --------      ---------     -------       ---------
  Operating income................    17,496             491            6,052         24,039          --          24,039
Other income......................    (4,204)           (109)              --         (4,313)         --          (4,313)
Interest expense..................     6,947             914               --          7,861       7,619(f)       15,480
                                    --------       ---------         --------      ---------     -------       ---------
  Income (loss) from continuing
     operations before income
     taxes........................    14,753            (314)           6,052         20,491      (7,619)         12,872
Income taxes (benefit)............     5,060            (370)           2,300(g)       6,990      (2,895)(g)       4,095
                                    --------       ---------         --------      ---------     -------       ---------
  Income from continuing
     operations...................  $  9,693       $      56         $  3,752      $  13,501     $(4,724)      $   8,777
                                    ========       =========         ========      =========     =======       =========

OTHER FINANCIAL DATA:
Operating income..................  $ 17,496       $     491         $  6,052      $  24,039     $    --       $  24,039
Plus: Depreciation and
  amortization....................     7,998           2,448            1,127(e)      11,573          --          11,573
Restructuring charge..............     2,652              --               --          2,652          --           2,652
                                    --------       ---------         --------      ---------     -------       ---------
EBITDA(h).........................  $ 28,146       $   2,939         $  7,179      $  38,264     $    --       $  38,264
                                    ========       =========         ========      =========     =======       =========
Capital expenditures..............  $ 15,590       $   2,083         $     --      $  17,673     $    --       $  17,673
Interest expense..................     6,947             914               --          7,861       7,619          15,480
Ratio of earnings to fixed
  charges(i)......................       2.7x             --               --             --          --             1.7x

  See accompanying Notes to Unaudited Pro Forma Consolidated Income Statement Data.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

(a) The following table reflects the 1996 historical operating results for the 1997 Acquisitions:

                                                                                 FECO AND
                                               ARDEN      ARCON      DELO      GREEN BEARING     TOTAL
                                              -------    -------    -------    -------------    --------
    SELECTED INCOME STATEMENT DATA:
    Net sales..............................   $90,496    $16,728    $10,689       $11,101       $129,014
    Cost of products sold..................    65,475     12,134      7,701         8,046         93,356
                                              -------    -------    -------       -------       --------
      Gross profit.........................    25,021      4,594      2,988         3,055         35,658
    Selling, general and administrative
      expenses.............................    25,956      4,497      1,157         3,557         35,167
                                              -------    -------    -------       -------       --------
      Operating income (loss)..............      (935)        97      1,831          (502)           491
    Other (income) expense.................        --        229       (338)           --           (109)
    Interest (income) expense..............        --        625       (139)          428            914
                                              -------    -------    -------       -------       --------
      Income (loss) before income taxes....      (935)      (757)     2,308          (930)          (314)
    Income taxes (benefit).................      (370)        --         --            --           (370)
                                              -------    -------    -------       -------       --------
      Net income (loss)....................   $  (565)   $  (757)   $ 2,308       $  (930)      $     56
                                              =======    =======    =======       =======       ========
    OTHER FINANCIAL DATA:
    EBITDA.................................   $   842    $   403    $ 2,074       $  (380)      $  2,939
    Depreciation and amortization..........     1,777        306        243           122          2,448
    Capital expenditures...................     1,089        607        278           109          2,083

(b) Reflects adjustments for certain cost savings that management believes would have been realized and amortization of intangible assets that would have been incurred had the Company consummated the 1997 Acquisitions as of January 1, 1996.

(c) Reflects the following cost saving adjustments to cost of products sold in conjunction with the 1997 Acquisitions:

    Elimination of operating personnel.............................................   $(3,542)
    Elimination of redundant branch facilities.....................................      (711)
                                                                                      -------
              Total adjustment.....................................................   $(4,253)
                                                                                      =======

(d) Reflects the following cost saving adjustments to selling, general and administrative expenses in conjunction with the 1997 Acquisitions:

    Elimination of corporate personnel.............................................   $(2,337)
    Elimination of redundant corporate facilities..................................      (589)
                                                                                      -------
              Total adjustment.....................................................   $(2,926)
                                                                                      =======

(e) Reflects additional amortization of goodwill over 25 years as a result of the 1997 Acquisitions.

(f) Reflects the following adjustments to interest expense:

    Interest expense -- Notes offered hereby(1)....................................   $13,875
    Interest expense -- New Credit Facility(2).....................................       877
    Interest expense -- other debt.................................................       215
    Amortization of deferred financing costs.......................................       513
                                                                                      -------
      Pro forma interest expense...................................................    15,480
    Less: historical interest expense..............................................    (7,861)
                                                                                      -------
              Total adjustment.....................................................   $ 7,619
                                                                                      =======

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

---------------

    (1) Reflects an interest rate of 9.25%.

    (2) Assumes an interest rate of 7.375%.

(g) Adjustment necessary to reflect income tax expense at the Company's effective income tax rate of 38%.

(h) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, other income and non-recurring items. Non-recurring items include a restructuring charge of $2.7 million in the fourth quarter of 1996 related to the consolidation of three of the Company's consumer products manufacturing facilities into one and the discontinuation of certain product lines. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as an indication of a company's ability to incur and service debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of liquidity and operations that are covered by the audited financial statements. EBITDA as defined herein may not be comparable to other similarly titled measures of other companies.

(i) Earnings are defined as income from continuing operations before income taxes and fixed charges. Fixed charges are defined as interest expense and a portion of rental expense representing the interest factor, which the Company estimates to be one-third of rental expense, and amortization of deferred financing costs.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     The selected historical consolidated financial data set forth below for the five years ended December 31, 1996 have been derived from the consolidated financial statements of the Company. The consolidated financial statements for the five years ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors. The selected historical consolidated financial data for the nine-month periods ended September 30, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company, which include all adjustments (consisting of normal recurring accruals) that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and notes thereto, and other financial information included elsewhere herein. The data for the periods presented are not necessarily comparable because of acquisitions made throughout such periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for any other interim period or for the full year ending December 31, 1997.

                                                                                                      NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                     --------------------------------------------------------     --------------------------
                                       1992        1993        1994        1995        1996          1996          1997
                                     --------    --------    --------    --------    --------     -----------  -------------
                                                                                                  (UNAUDITED)   (UNAUDITED)
SELECTED STATEMENT OF OPERATIONS
  DATA:
Net sales........................... $ 67,190    $ 94,472    $129,216    $289,501    $347,679      $ 261,297     $ 311,916
Cost of products sold...............   57,734      75,892     104,225     240,871     289,400        217,293       262,060
                                     --------    --------    --------    --------    --------       --------      --------
  Gross profit......................    9,456      18,580      24,991      48,630      58,279         44,004        49,856
Selling, general and administrative
  expenses..........................   16,182      13,968      16,838      30,020      38,131         28,314        31,613
Restructuring charge................       --          --          --          --       2,652             --            --
                                     --------    --------    --------    --------    --------       --------      --------
  Operating income (loss)(a)........   (6,726)      4,612       8,153      18,610      17,496         15,690        18,243
Other (income) expense..............    1,451          --          --        (214)     (4,204)(b)     (1,521)         (320)
Interest expense....................      504         683       1,501       5,911       6,947          5,478         6,078
                                     --------    --------    --------    --------    --------       --------      --------
  Income (loss) from continuing
    operations before income
    taxes...........................   (8,681)      3,929       6,652      12,913      14,753         11,733        12,485
Income taxes (benefit)..............      137         242      (1,826)     (6,900)      5,060          4,488         4,682
                                     --------    --------    --------    --------    --------       --------      --------
  Income (loss) from continuing
    operations...................... $ (8,818)   $  3,687    $  8,478    $ 19,813    $  9,693      $   7,245     $   7,803
                                     ========    ========    ========    ========    ========       ========      ========
OTHER FINANCIAL DATA:
EBITDA(c)........................... $ (4,548)   $  7,239    $ 11,366    $ 24,888    $ 28,146      $  21,202     $  25,614
Capital expenditures................    6,091       4,992      11,749      13,632      15,590          8,600         9,244
Ratio of earnings to fixed
  charges(d)........................       --         3.9x        3.8x        2.8x        2.7x           2.7x          2.6x

                                                                                                            AS OF
                                                        AS OF DECEMBER 31,                              SEPTEMBER 30,
                                     --------------------------------------------------------     --------------------------
                                       1992        1993        1994        1995        1996          1996          1997
                                     --------    --------    --------    --------    --------     -----------  -------------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents........... $    114    $    133    $  2,172    $  2,662    $  4,659      $   2,232     $   3,786
Working capital, as adjusted(e).....   13,319      20,560      27,677      98,110     100,247        108,089       135,303
Total assets........................   67,681      93,541     128,396     301,747     282,910        272,628       388,782
Total debt..........................   12,008      25,054      32,001     118,738      82,989         77,263       154,124
Shareholders' equity................    8,795      17,933      46,715      95,954     115,698        114,897       128,015

   See accompanying Notes to Selected Historical Consolidated Financial Data.

            NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

(a) Operating income (loss) is defined as net sales less cost of products sold, selling, general and administrative expenses and a restructuring charge. In 1996, the Company incurred a restructuring charge of $2.7 million related to the consolidation of three of the Company's consumer products manufacturing facilities into one and the discontinuation of certain product lines.

(b) In 1996, other income was comprised of (i) a gain of $2.7 million in connection with the full settlement of subordinated notes receivable resulting from the sale of two manufacturing facilities and (ii) a gain of $1.5 million on the sale of certain securities by the Company in the third quarter of 1996.

(c) EBITDA is defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, other income and non-recurring items. Non-recurring items include a restructuring charge of $2.7 million in the fourth quarter of 1996 related to the consolidation of three of the Company's consumer products manufacturing facilities into one and the discontinuation of certain product lines. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as an indication of a company's ability to incur and service debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of liquidity and operations that are covered by the audited financial statements. EBITDA as defined herein may not be comparable to other similarly titled measures of other companies.

(d) Earnings are defined as income from continuing operations before income taxes and fixed charges. Fixed charges are defined as interest expense and a portion of rental expense representing the interest factor, which the Company estimates to be one-third of rental expense, and amortization of deferred financing costs. For 1992, the Company's earnings were insufficient to cover fixed charges by $8.7 million.

(e) Working capital, as adjusted, is defined as total current assets excluding cash and cash equivalents less total current liabilities excluding current portion of long-term debt.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The consolidated financial statements of the Company include the accounts of Park-Ohio Industries, Inc. and its subsidiaries after elimination of material intercompany transactions and balances. The historical financial information of the Company's continuing operations is not directly comparable on a nine-month period to nine-month period basis due to the 1997 Acquisitions. The historical financial information of the Company's continuing operations is not directly comparable on a year-to-year basis due to (i) the 1997 Acquisitions and (ii) the purchase by the Company in 1995 of RB&W Corporation ("RB&W"), The Ajax Manufacturing Company ("Ajax"), Blue Falcon Forge, Inc. ("Blue Falcon"), Cicero Flexible Products ("Cicero"), Geneva Rubber Company ("Geneva") and Advanced Vehicles, Inc. ("Advanced Vehicles"). RB&W, Ajax, Blue Falcon, Cicero, Geneva and Advanced Vehicles were acquired by the Company in accordance with its strategy to acquire and improve the operations of underperforming and complementary manufacturing companies. In addition, the acquisition of RB&W provided the Company with an entry into the logistics business. The subsequent acquisitions of Arden and Arcon expanded Logistics. In 1996, the Company sold substantially all of the assets of Bennett Industries, Inc. ("Bennett"), a manufacturer of plastic containers, in order to focus on its remaining manufacturing and logistics businesses. Bennett generated net sales of $81.9 million in 1995. The operating results of Bennett have been classified as discontinued operations. Except as otherwise indicated, the following discussion relates to the Company on an historical basis without giving pro forma effect to the acquisition of Arcon, which occurred on October 3, 1997.

OVERVIEW

     The Company operates diversified manufacturing and logistics businesses which serve a wide variety of industrial markets. Manufactured Products designs and manufactures a broad range of high quality products engineered for specific customer applications. The principal customers of Manufactured Products are OEMs and end-users in the automotive, railroad, truck and aerospace industries. Logistics is a leading national supplier of fasteners (e.g., nuts, bolts and screws) and other industrial products to OEMs, other manufacturers and distributors. In connection with the supply of such industrial products, Logistics provides a variety of value-added, cost-effective procurement solutions. The principal customers of Logistics are in the transportation, industrial, electrical and lawn and garden equipment industries. The Company's diversified operations moderate the effect on the Company of downturns affecting individual operating units and industries served. Between 1992 and 1996, the Company has grown significantly, both internally and through acquisitions. Over this period, the Company's net sales increased at a 50.8% CAGR, from $67.2 million to $347.7 million, income (loss) from continuing operations increased from ($8.8) million to $9.7 million, and EBITDA increased from ($4.5) million to $28.1 million. The Company generated pro forma net sales, pro forma income from continuing operations and pro forma EBITDA (as defined herein) of $379.5 million, $7.4 million and $32.4 million, respectively for the nine months ended September 30, 1997.

     Growth in the Company's net sales, income from continuing operations, and EBITDA since 1992 has been primarily attributable to the Company's strategy of making selective acquisitions in order to complement internal growth. Historically, the Company has acquired underperforming businesses with potential for: (i) significant cost reductions through improved labor, supplier and customer relations and increased purchasing power and (ii) revenue enhancement due to better asset utilization and management practices, as well as increased access to capital. The Company's internal growth has been driven primarily by the addition of Logistics customers under TFS contracts and by the leveraging of existing customer relationships at Manufactured Products.

     Between 1992 and September 30, 1997, the Company's continuing operations incurred $39.4 million of capital expenditures, the majority of which was used to expand and upgrade existing manufacturing facilities and enhance the Company's management information systems. Management believes that the Company's capital expenditures in 1998 will primarily fund planned maintenance, capacity expansion and system upgrades. Management believes that annual maintenance capital expenditures for its existing facilities will be approximately $3 million.

RESTRUCTURING CHARGES AND OTHER INCOME

     Restructuring Charges. During the fourth quarter of 1996, the Company commenced the reorganization of its consumer products manufacturing operations which resulted in the consolidation of three manufacturing facilities into one and the discontinuation of certain product lines. As a result of these actions, the Company recorded a non-cash charge of $2.7 million, primarily for the writedown of certain property, equipment and inventory to their estimated realizable value.

     Other Income. In December 1996, the Company received a lump sum payment as full settlement of subordinated notes receivable resulting from the sale of two manufacturing facilities. The net proceeds of $2.7 million were recorded as other income in the fourth quarter of 1996. In the third quarter of 1996, the Company sold certain securities, which resulted in a gain of $1.5 million. Such gains were recorded as other income in 1996. In 1995, other income was attributable to gains on the sale of securities.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1997 versus Nine Months Ended September 30, 1996

     On August 1, 1997, the Company acquired substantially all of the shares of Arden for $44.0 million in cash. The transaction was accounted for as a purchase. Arden is included in the Company's Logistics segment.

     On July 31, 1996, the Company completed the sale for $50.8 million in cash of substantially all of the assets of Bennett, a manufacturer of plastic containers, which resulted in a pre-tax gain of $13.8 million recognized in the third quarter of 1996. The results of operations and changes in cash flow of Bennett for the nine months ended September 30, 1996 have been presented as discontinued operations.

     Net sales from continuing operations increased by $50.6 million, or 19.4%, from $261.3 million for the nine months ended September 30, 1996 to $311.9 million for the nine months ended September 30, 1997. Approximately 51% of this increase was attributable to internal growth and the remainder was a result of the 1997 Acquisitions. Of the internal sales growth, approximately 67% was primarily attributable to the addition of TFS customers and the remainder was due to increased orders from Manufactured Products' customers. Approximately 49% of the growth in net sales was due to the 1997 Acquisitions, a majority of which was attributable to the acquisition of Arden.

     Gross profit from continuing operations increased by $5.9 million, or 13.4%, from $44.0 million for the nine months ended September 30, 1996 to $49.9 million for the nine months ended September 30, 1997. Of this increase, 81.9% was attributable to the 1997 Acquisitions and 18.1% was due to internal growth. A majority of the increase attributable to the 1997 Acquisitions was related to Arden. The Company's consolidated gross margin from continuing operations decreased to 16.0% for the nine months ended September 30, 1997 from 16.8% for the nine months ended September 30, 1996. This decrease in consolidated gross margin was primarily due to a change in the Company's revenue mix and the timing of certain large product shipments.

     Selling, general and administrative expenses from continuing operations increased by $3.3 million, or 11.7%, from $28.3 million for the nine months ended September 30, 1996 to $31.6 million for the nine months ended September 30, 1997. Approximately 73% of such increase was related to the 1997 Acquisitions and the remainder was attributable to higher overhead costs to support higher sales levels. Consolidated selling, general and administrative expenses decreased as a percentage of net sales to 10.1% for the nine months ended September 30, 1997 from 10.8% for the nine months ended September 30, 1996 due to economies of scale resulting from higher sales volume.

     The Company had other income of $1.5 million for the nine months ended September 30, 1996 as compared to $320,000 for the nine months ended September 30, 1997, primarily due to a gain on the sale of securities.

     Interest expense from continuing operations increased by $0.6 million from $5.5 million for the nine months ended September 30, 1996 to $6.1 million for the nine months ended September 30, 1997. This increase was primarily due to the reclassification of approximately $0.8 million of interest expense in 1996 to discontinued operations as a result of the sale of Bennett. The Company's average debt outstanding and cost of borrowings were approximately the same in both periods.

1996 versus 1995

     On July 31, 1996, the Company completed the sale for $50.8 million in cash of substantially all of the assets of Bennett, which resulted in a pre-tax gain of $13.8 million. The results of operations and changes in cash flow of Bennett have been classified as discontinued operations in the Company's consolidated statements of income and cash flow for 1996 and 1995. The assets and liabilities of Bennett were classified in the Company's consolidated balance sheet as net assets of discontinued operations at December 31, 1995.

     Net sales from continuing operations increased by $58.2 million, or 20.1%, from $289.5 million in 1995 to $347.7 million in 1996. Of this increase, approximately $57.5 million was due to the inclusion of the results of acquisitions made in 1995 in the Company's consolidated results for a full year in 1996 as compared to a partial year in 1995.

     Gross profit from continuing operations increased by $9.7 million, or 20.0%, from $48.6 million in 1995 to $58.3 million in 1996. Of this increase, $8.6 million was due to the inclusion of the results of acquisitions made in 1995 in the Company's consolidated results for a full year in 1996 as compared to a partial year in 1995. The remaining $1.1 million increase was attributable to gross profit improvements primarily related to Logistics' higher sales volumes and the addition of TFS customers. The Company's consolidated gross margin was 16.8% in 1996 and 1995.

     Selling, general and administrative expenses from continuing operations increased $8.1 million, or 27.0%, from $30.0 million in 1995 to $38.1 million in 1996. This increase was primarily a result of the inclusion of the acquisitions made in 1995 in the Company's consolidated results for a full year in 1996 as compared to a partial year in 1995 and higher overhead costs to support higher sales levels. Consolidated selling, general and administrative expenses increased as a percentage of net sales to 11.0% in 1996 from 10.4% in 1995 primarily as a result of the acquisitions consummated in 1995.

     During the fourth quarter of 1996, the Company commenced the reorganization of its consumer products manufacturing operations which resulted in the consolidation of three manufacturing facilities into one and the discontinuation of certain product lines. As a result of these actions, the Company recorded a non-cash charge of $2.7 million, primarily for the writedown of certain property, equipment and inventory to their estimated realizable value.

     The Company had other income of $4.2 million in 1996 as compared to $214,000 in 1995. In 1996, other income was comprised of (i) a gain of $2.7 million from the lump sum payment as full settlement of subordinated notes receivable, resulting from the Company's sale of two manufacturing facilities and (ii) a gain of $1.5 million on the sale of securities. In 1995, other income was comprised of a gain on the sale of securities.

     Interest expense from continuing operations increased $1.0 million from $5.9 million in 1995 to $6.9 million in 1996, primarily due to higher levels of bank debt outstanding during 1996 as compared to 1995. The Company's average debt outstanding increased from $92.4 million in 1995 to $103.2 million in 1996. The increase in average borrowings was caused by the acquisition of RB&W on March 31, 1995 and higher levels of bank debt to support increased sales and production as well as capital expenditures.

     During the fourth quarter of 1995, the Company determined that utilization of its net operating loss carryforwards was assured and therefore recorded deferred tax assets of $8.1 million. Consequently, as of January 1, 1996, the Company's financial statements included a provision for Federal income taxes. Federal income tax expense from continuing operations for 1995 was reduced by $3.7 million due to the utilization of net operating loss carryforwards. During 1996, as a result of the gain on the sale of Bennett, all net operating loss carryforwards for tax purposes relating to the Company were fully utilized. At December 31, 1996, subsidiaries of the Company had net operating loss carryforwards for tax purposes of approximately $15 million, subject to certain limitations that expire between 2001 and 2007.

1995 versus 1994

     On March 31, 1995, the Company paid $31.0 million in cash and 2.0 million shares of Common Stock (valued at $23.2 million) for all of the shares of RB&W, which had indebtedness of approximately $30 million at the time of the acquisition. The transaction was accounted for as a purchase and, accordingly, the operations of RB&W have been included in the consolidated financial statements of the Company since March 31, 1995. The metal forming business of RB&W is included in the Company's Manufactured Products segment and the supply chain management business of RB&W comprised the Company's Logistics segment in 1995.

     Net sales from continuing operations increased by $160.3 million, or 124.1%, from $129.2 million in 1994 to $289.5 million in 1995. Of this increase, $139.2 million was due to the inclusion of RB&W in the Company's consolidated results from the date of acquisition. Of the sales increase attributable to RB&W, $108.5 million was generated by its logistics business and $30.7 million was generated by its metal forming business. The remainder of the sales increase was primarily due to acquisitions of manufacturing operations made in 1995.

     Gross profit from continuing operations increased $23.6 million, or 94.4%, from $25.0 million in 1994 to $48.6 million in 1995. Substantially all of this increase was attributable to the inclusion of RB&W in the Company's consolidated results from the date of acquisition. The Company's consolidated gross margin decreased to 16.8% in 1995 from 19.3% in 1994. This decrease was primarily due to the inclusion of RB&W in the Company's consolidated results in 1995 from the date of acquisition. In addition, gross margin in the Company's consumer products business declined as a result of both increased raw material costs that could not be passed through to customers and product mix changes.

     Selling, general and administrative expenses from continuing operations increased $13.2 million, or 78.6%, from $16.8 million in 1994 to $30.0 million in 1995. This increase was primarily due to the inclusion of RB&W in the Company's consolidated results in 1995 from the date of acquisition. The Company's consolidated selling, general and administrative expenses as a percentage of net sales decreased to 10.4% in 1995 as compared to 13.0% in 1994, primarily due to economies of scale resulting from higher sales volume.

     Interest expense from continuing operations increased by $4.4 million from $1.5 million in 1994 to $5.9 million in 1995 due to higher levels of bank debt outstanding in 1995. Average debt outstanding increased from $27.8 million in 1994 to $92.4 million in 1995. This increase in average borrowings was caused by: (i) the acquisition of RB&W and other companies in 1995; (ii) higher levels of bank debt to support increased sales; and (iii) the Convertible Senior Subordinated Debentures, issued in May 1994, being outstanding for the full year in 1995 as compared to a partial year in 1994.

     The income tax benefit of $6.9 million in 1995 primarily resulted from recording an $8.1 million reduction in the valuation allowance on deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs are primarily for working capital and capital expenditures. The Company's primary sources of liquidity have been funds provided by operations, proceeds from financing activities and proceeds from the sale of discontinued operations. On December 3, 1997, the Company executed a $50.0 million Promissory Note which will be used for general corporate purposes. The Promissory Note expires on the earlier of demand, or April 30, 1999. Amounts borrowed under the Promissory Note may be requested by the Company at either (i) the Lender's Base Rate less one percent or (ii) LIBOR plus 150 basis points. See "Description of Other Indebtedness -- New Credit Facility."

     The ratio of current assets (excluding cash and cash equivalents) to current liabilities (excluding current portion of long-term debt) was 2.82 to 1 at September 30, 1997, as compared to 2.97 to 1 at December 31, 1996, 2.98 to 1 at December 31, 1995 and 2.35 to 1 at December 31, 1994. Working capital (defined as current assets excluding cash and cash equivalents less current liabilities excluding the current portion of long-term debt) increased by $35.1 million to $135.3 million as of September 30, 1997 from $100.2 million as of December 31, 1996 primarily as a result of the inclusion of the current assets and liabilities of Arden, which was acquired in the third quarter of 1997. Working capital increased by $2.1 million from $98.1 million in 1995 to $100.2 million in 1996. Working capital increased by $70.4 million from $27.7 million in 1994 to $98.1 million in 1995 primarily as a result of the acquisitions consummated in 1995.

     Management believes that cash provided by operating activities supplemented as necessary from time to time by borrowings under the New Credit Facility will be sufficient to finance its operations, service the interest payments on its debt and fund capital expenditures in 1998. Management believes that the annual maintenance capital expenditures for its existing facilities will be approximately $3 million. Capital expenditures are anticipated to be approximately $12 million in 1998, which will be used to fund planned maintenance, capacity expansion and system upgrades.

     The Company does not have principal payment obligations under any of its outstanding indebtedness in excess of $1.0 million in any year prior to maturity of the Notes, except with respect to the New Credit Facility, which will expire on April 11, 2001. The ability of the Company to satisfy its obligations under existing indebtedness will be primarily dependent upon the future financial and operating performance of its operating units and upon the Company's ability to renew or refinance borrowings or to raise additional equity capital as necessary.

     In November 1997, the Company issued $150.0 million of 9 1/4% Senior Subordinated Notes due 2007. The net proceeds of the issuance were approximately $146.1 million, which were used in part to repay the Existing Credit Facility. The Company also commenced the Redemption to purchase all of its Convertible Senior Subordinated Debentures, plus accrued interest thereon using a portion of the net proceeds from the Original Notes together with borrowings under the New Credit Facility.

     During the nine months ended September 30, 1997, the Company generated $15.9 million from continuing operations before changes in operating assets and liabilities. After giving effect to the use of $24.6 million in the operating accounts, the Company used $8.7 million for operating activities. During the period, the Company invested $9.2 million in capital expenditures and $53.9 million for acquisitions and investments, including the acquisition of Arden for $44.0 million. The Company also bought 210,279 shares of its common stock in the open market for $2.8 million during the period. In addition, 350,000 shares of common stock were issued under stock option agreements for which the Company received $2.8 million from the option holders. The Company also purchased $1.1 million principal amount of its Convertible Senior Subordinated Debentures in the open market. These activities were funded by a net increase in bank borrowings of $72.0 million and a decrease in cash balances of $0.9 million.

     During 1996, the Company generated $20.6 million from continuing operations before changes in operating assets and liabilities. After giving effect to the use of $15.0 million in the operating accounts and $2.0 million provided from discontinued operations, the Company provided $7.7 million from operating activities. During 1996, the Company invested $15.6 million in capital expenditures and purchased 126,225 shares of its common stock for $1.8 million, all of which were funded by internally generated cash flow and bank borrowings.

     During 1995, the Company generated $18.0 million from continuing operations before changes in operating assets and liabilities. After giving effect to changes in the operating accounts of $27.7 million and $5.7 million provided by discontinued operations, the Company used $4.0 million in operating activities. This amount and capital expenditures of $13.6 million were funded by an increase in bank borrowings. In addition, the Company borrowed $68.6 million under its bank facility to fund acquisitions, primarily RB&W, with an aggregate cash purchase price of $35.8 million and to repay $32.8 million of acquired debt related to the acquisitions.

     During 1994, the Company generated $9.7 million from operations before changes in operating assets and liabilities. After giving effect to changes in the operating accounts of $6.4 million and the $5.7 million provided by discontinued operations, the Company generated $9.0 million from operating activities. During 1994, the Company borrowed $11.4 million under its bank facility and received gross proceeds of $22.2 million from the issuance of the Convertible Senior Subordinated Debentures and $4.2 million of its Common Stock. The combined proceeds were used to fund capital expenditures of $11.7 million, make acquisitions with an aggregate cash purchase price of $2.1 million, acquire other capital assets of $2.9 million and repay $26.7 million of bank debt.

SEASONALITY; VARIABILITY OF OPERATING RESULTS

     As a result of the significant growth in the Company's net sales, income from continuing operations and EBITDA in recent years, seasonal fluctuations have been substantially mitigated. The Company, however, performs scheduled plant maintenance in the third quarter to coincide with customer plant shut downs.

     The timing of orders placed by the Company's customers has varied with, among other factors, orders for customers' finished goods, customer production schedules, competitive conditions and general economic conditions. The variability of the level and timing of orders has, from time to time, resulted in significant periodic and quarterly fluctuations in the operations of the Company's business units. Such variability is particularly evident at the businesses in the Capital Equipment Group, which typically ship a few large systems per year. In addition, the Company experiences seasonality in the Kay Home Products, Inc. ("Kay Home Products") operating unit of the Metal Forming Group. Kay Home Products' goods are typically used by consumers in the spring and summer and consequently its first two quarters of operating results are typically the strongest.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains and incorporates by reference certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, discussions of the Company's business strategy and expectations concerning the Company's future operations, margins, profitability, liquidity and capital resources, as well as statements concerning potential acquisitions of certain complementary businesses and achievement of cost savings and other efficiencies in connection therewith. Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including without limitation, discussion regarding the Company's anticipated levels of capital expenditures and the sufficiency of cash flow from operations and certain borrowings to finance operations, service interest payments on its debt and fund capital expenditures. Investors in the Notes offered hereby are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be materially incorrect. The uncertainties in this regard include, but are not limited to, those identified in "Risk Factors." In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                                    BUSINESS
THE COMPANY

     The Company operates diversified manufacturing and logistics businesses which serve a wide variety of industrial markets. Manufactured Products designs and manufactures a broad range of high quality products engineered for specific customer applications. The principal customers of Manufactured Products are OEMs and end-users in the automotive, railroad, truck and aerospace industries. Logistics is a leading national supplier of fasteners (e.g., nuts, bolts and screws) and other industrial products to OEMs, other manufacturers and distributors. In connection with the supply of such industrial products, Logistics provides a variety of value-added, cost-effective procurement solutions. The principal customers of Logistics are in the transportation, industrial, electrical and lawn and garden equipment industries. The Company's diversified operations moderate the effect on the Company of downturns affecting individual operating units and industries served. Between 1992 and 1996, the Company has grown significantly, both internally and through acquisitions. Over this period, the Company's net sales increased at a 50.8% CAGR, from $67.2 million to $347.7 million, income (loss) from continuing operations increased from ($18.8) million to $9.7 million, and EBITDA increased from ($4.5) million to $28.1 million. The Company generated pro forma net sales, pro forma income from continuing operations and pro forma EBITDA of $379.5 million, $7.4 million and $32.4 million, respectively, for the nine months ended September 30, 1997.

COMPETITIVE STRENGTHS

     The Company's manufacturing and logistics businesses generally have the following competitive strengths:

     LONG-TERM RELATIONSHIPS WITH MARKET-LEADING CUSTOMERS. The Company has been successful in forming and developing customer relationships, certain of which have been in place for over 50 years, with some of the largest companies in their respective industries. In many cases, the Company's businesses have achieved sole-source supply positions as a result of their reputation for manufacturing high quality products, superior customer service, applications-engineering expertise and commitment to partnering with their customers. Manufactured Products' principal customers include BF Goodrich, Boeing, Chrysler, Cooper Industries, Delphi, Ford, General Dynamics, General Motors, Moen and United Technologies. Logistics has multi-year, exclusive TFS contracts with plants of OEMs such as General Electric, Mack Truck, Navistar and Polaris.

     LEADERSHIP IN SEVERAL NICHE BUSINESSES. Several of the Company's products hold leading positions in their respective business lines. For example, as sole-source supplier to Ford and Chrysler, the Company is the leading domestic manufacturer of aluminum permanent mold pump housings and pinion carriers for automobile and light truck transmissions. In addition, the Company is the sole-source supplier of crankshafts and camshafts to General Motors' North American locomotive manufacturing operations. Logistics is one of the leading providers of fasteners in the United States as a result of its national coverage, broad product line and ability to offer value-added services to its customers.

     DIVERSE CUSTOMER BASE. The Company's products are sold to more than 7,000 customers in a wide variety of industries. With the exception of Ford, no single customer represented more than 4.4% of the Company's pro forma net sales for the nine months ended September 30, 1997. Ford, which in the aggregate represented 7.7% of such sales, purchases the Company's products through 17 distinct purchasing centers, each of which maintains an independent relationship with the Company. The Company plans to continue to expand its customer base by introducing new products in both of its segments and adding new branches and TFS contract customers at Logistics.

     SOPHISTICATED LOGISTICS INFRASTRUCTURE. Since 1995, the Company has spent over $5 million upgrading Logistics' management information and communication systems to more efficiently distribute in excess of 150,000 SKUs to its customers. Logistics' EDI capabilities provide an interactive order system to a majority of its TFS contract customers. Logistics' customized systems enable it to provide customers with just-in-time delivery of bar coded packages labeled for delivery to specific points of use. Such systems also enhance fill rates by automatically searching alternative branches for products that are unavailable at a particular location and routing those products for shipment. In addition, Logistics' advanced communication systems enhance its ability to efficiently manage its inventory and automatically replenish TFS customers' stocks.

     EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT EQUITY OWNERSHIP. The Company's senior operating team has an average of over 25 years of relevant industry experience. Management also has significant experience in acquiring and integrating businesses into the Company, and employs a disciplined approach to making such acquisitions. The Company's senior management team owns, in the aggregate, approximately 33% of the fully diluted common stock of the Company (the "Common Stock").

BUSINESS STRATEGY

     Management believes that the Company's growth in sales and profitability in the future will result from the successful implementation of its business strategy, the key elements of which include:

     INCREASED INTERACTION BETWEEN MANUFACTURED PRODUCTS AND LOGISTICS. The Company intends to continue to expand interaction between Manufactured Products and Logistics by: (i) increasing the number of products supplied to Logistics by Manufactured Products; (ii) cross-selling Logistics' services to Manufactured Products' customers; and (iii) selectively acquiring companies that manufacture Logistics' best-selling products. Management believes that these and other initiatives will enable the Company to expand its product offerings and further enhance Logistics' ability to control the entire supply chain management process. In addition, the Company's expertise in manufacturing fasteners and other industrial products enables Logistics to provide valuable technical advice to its TFS customers, which reduces their production costs. Similarly, Logistics' expertise in supply chain management can be transferred to Manufactured Products' businesses to enhance the quality of customer service currently provided by such businesses.

     GROWTH THROUGH SELECTIVE ACQUISITIONS. The Company intends to continue to make strategic acquisitions of complementary businesses to: (i) increase the number of products made by Manufactured Products and sold by Logistics; (ii) add customers and expand Logistics geographic coverage; (iii) take advantage of consolidation in the logistics industry; and (iv) capitalize on management's expertise in improving the operations of acquired companies.

     Management has a proven track record of improving the financial results of acquired companies, as evidenced by the material increases in sales, income from continuing operations and EBITDA of the businesses acquired by the Company since 1992. Such improvements have been achieved through significant operating expense reductions resulting from factors such as improved labor, supplier and customer relations, increased purchasing power and more effective asset utilization and management practices, as well as increased access to capital. Management utilizes strict criteria to evaluate business acquisition possibilities, including existing customer relationships, potential cost reductions, synergies and return on investment parameters. The Company typically avoids auction situations and exhibits discipline in declining specific transactions when the price exceeds a level acceptable to the Company.

     LEVERAGING EXISTING CUSTOMER RELATIONSHIPS. The Company seeks to enhance customer relationships by, among other things: (i) providing high quality products and services, as evidenced by the ISO 9000 and QS-9000 certifications and numerous supplier awards obtained by certain of the Company's business units; (ii) making capital investments in equipment and facilities pursuant to new long-term supply arrangements such as the contract recently signed by GAMCO to produce cast aluminum transmission pump housings for Chrysler; (iii) engineering new products in conjunction with customers to meet specific application requirements; and (iv) obtaining additional TFS contracts for existing customer facilities not currently served by Logistics.

     STRENGTHENING OPERATING PERFORMANCE. The Company intends to make ongoing capital investments in its Manufactured Products businesses to maintain the historical growth in sales and EBITDA achieved by such units in recent years. In addition, the Company intends to pursue enhanced operating efficiency through:
(i) increased purchasing power as a result of economies of scale, particularly at Logistics; (ii) enhanced workforce productivity; (iii) increased sourcing of Logistics' products off-shore; (iv) continued enhancement of management information systems; (v) higher inventory turnover; and (vi) ongoing re-engineering and total quality programs to improve process flow, reduce re-work and improve cycle time.

     DECENTRALIZED MANAGEMENT OF OPERATING UNITS. The Company's operating units are managed on a decentralized basis by operating unit managers, while a corporate management team provides strategic direction and support and identifies and evaluates potential acquisition and divestiture opportunities. Management believes that the Company's decentralized operating approach eliminates many of the inefficiencies that can result from a highly centralized corporate structure, while providing individual operating units with greater access to capital, strategic direction and certain administrative functions. Operating unit managers are vested with decision-making authority and are compensated based on the profitability of their respective business units. As a result of the discrete nature of the Company's operating units, the Company is able to buy and sell such units on an opportunistic basis. Management believes that the Company's decentralized management philosophy results in better customer service by allowing each operating unit the flexibility and autonomy to implement policies and make decisions based on first-hand assessments of individual customer requirements.

OPERATIONS

     The Company conducts its business through two segments: Manufactured Products and Logistics. Manufactured Products consists of five groups, certain of which are comprised of multiple businesses. Each of the Company's operating units has its own management team and maintains its own independent market identity. The following chart highlights the Company's two business segments, the key products they sell and the primary industries they serve:

                                                                                         PRO FORMA SALES FOR
                                                                                                 THE
                                                                                          NINE MONTHS ENDED
            SEGMENT              PRIMARY INDUSTRIES SERVED  SELECTED PRODUCTS/SERVICES  SEPTEMBER 30, 1997(a)
------------------------------- --------------------------- --------------------------- ---------------------
                                                                                             (MILLIONS)
MANUFACTURED PRODUCTS

ALUMINUM CASTING GROUP:                                                                        $  28.0
  GAMCO                         Automotive                  Transmission pump housings,
                                                            pinion carriers, clutch
                                                            retainers

FORGED AND MACHINED PRODUCTS GROUP:                                                               36.7
  Park Drop Forge               Railroad, aerospace         Crankshafts, camshafts,
                                                            aircraft landing gears
  Ohio Crankshaft               Railroad, power generation, Crankshafts, camshafts
                                shipbuilding
  Cleveland City Forge          Construction                Specialized hardware
  Blue Falcon Forge             Railroad                    Center plates, couplings
CAPITAL EQUIPMENT GROUP:                                                                          38.9
  Tocco                         Automotive, truck           Induction heating systems
  Ajax                          Automotive, truck           Forging presses
  Feco                          Food and beverage           Heat processing and curing
                                packaging, automotive       systems/conveyance systems
  Advanced Vehicles             Paper, aluminum, steel,     Specialty lift trucks
                                flooring

METAL FORMING GROUP:                                                                              57.4
  RB&W Manufacturing            Automotive, truck, railroad Nuts
  Delo                          Plumbing                    Fixtures
  Green Bearing                 Automotive                  Bearings
  Kay Home Products             Consumer products retailers Barbecue grills, screen
                                                            houses, television tables

INDUSTRIAL RUBBER PRODUCTS GROUP:                                                                 14.0
  Castle                        Fluid and gas, steel        Valve seals, power and
                                                            conveyor rolls, slitter
                                                            rings
  Cicero                        Automotive, food            Wire harnesses, spark plug
                                processing, consumer        boots and nipples, general
                                appliance                   sealing gaskets
  Geneva                        Automotive,                 Primary wire harnesses,
                                telecommunications,         transoceanic cable boots,
                                funeral, truck              casket gaskets, shock and
                                                            vibration mounts
LOGISTICS                                                                                        207.2
  RB&W Logistics, Arden and     Transportation, industrial, Standard and specialty
  Arcon                         electrical and lawn and     fasteners and other
                                garden equipment, HVAC      industrial products,
                                                            value-added services

---------------

(a) Gives pro forma effect to the 1997 Acquisitions. Pro Forma sales for the nine months ended September 30, 1997 do not reflect $2.7 million of intercompany eliminations. See "Unaudited Pro Forma Consolidated Financial Data."

MANUFACTURED PRODUCTS

     Manufactured Products operates through five groups which capitalize on the Company's expertise in efficiently converting raw materials into high quality finished products. The five groups include: Aluminum Casting, Forged and Machined Products, Capital Equipment, Metal Forming and Industrial Rubber Products. Manufactured Products generated pro forma net sales, pro forma income from continuing operations before income taxes and pro forma EBITDA of $172.3 million, $10.1 million and $16.0 million, respectively, or 45.8%, 44.1% and 49.5%, respectively, of the Company's pro forma net sales, pro forma income from continuing operations and pro forma EBITDA for the nine months ended September 30, 1997.

     ALUMINUM CASTING GROUP. The Aluminum Casting Group operates through GAMCO and its wholly owned subsidiary. The Aluminum Casting Group, which manufactures aluminum permanent mold castings primarily for the automotive industry, generated pro forma net sales of $28.0 million for the nine months ended September 30, 1997, which represented 7.4% of the Company's pro forma net sales for such period.

     Products and Services. GAMCO manufactures aluminum permanent mold castings used primarily in automobile transmissions and engines. GAMCO's aluminum castings are manufactured by transferring molten aluminum from a melting furnace to a steel mold in which the aluminum then solidifies into the final product. GAMCO's principal automotive products include: transmission pump housings, planetary pinion carriers, clutch retainers, rotor castings and bearing cups. In addition, GAMCO manufactures products for non-automotive end users such as surgical table components, light housings and electrical meter housings. GAMCO also provides value-added services such as secondary casting, machining, drilling, tapping and part assembly.

     GAMCO's cast aluminum parts are critical components manufactured primarily for automotive OEMs. Although these parts are lightweight, they possess high durability and integrity characteristics even under extreme pressure and temperature conditions. Demand by automotive OEMs for aluminum permanent mold products has increased in recent years as OEMs have sought lighter alternatives to heavier steel and iron components. Lighter aluminum cast components increase an automobile's fuel efficiency without decreasing its structural integrity. Management believes this replacement trend will continue as government standards regarding fuel efficiency become increasingly stringent.

     Markets and Customers. GAMCO sells its products primarily to customers located in North America. The market for aluminum permanent mold castings is comprised of two segments: automotive and non-automotive. Management estimates that the domestic aluminum permanent mold casting market represented over $1 billion of annual sales in 1996.

     A significant portion of GAMCO's sales are to automotive OEMs or suppliers pursuant to sole-source supply relationships. GAMCO's relationship with Ford, which is GAMCO's largest customer, has existed for approximately 30 years. GAMCO is the sole-source supplier of transmission pump housings used in Ford's F-150 truck, Lincoln Town Car and Econoline Van models. GAMCO also serves as the sole-source supplier to Chrysler for transmission clutch retainers used in the Jeep Grand Cherokee sport utility vehicle, as well as planetary pinion carriers used in vans and trucks and bearing cups used in rear end differentials. GAMCO's relationship with Chrysler, which is currently its second largest customer, has existed for over 30 years. GAMCO recently expanded its relationship with Chrysler by significantly increasing its manufacturing capacity in order to produce three cast aluminum transmission clutch retainer parts, pursuant to a new sole-source supply contract, to be used in the Jeep Grand Cherokee, Dodge Dakota and Dodge Ram models. Sanden Corporation, a tier-1 supplier of air conditioning compressors, is another significant GAMCO automotive customer. Non-automotive customers include American Sterilizer and Air-Shields, both of which are in the healthcare industry and purchase surgical table components and incubator structures, respectively. GAMCO also supplies electrical lug connectors to Homac and marine castings to Volvo/Penta.

     Competition. The domestic aluminum permanent mold industry is highly competitive and consists of several large participants. The Company's principal competition comes from several large domestic companies such as Amcast, CMI International, Stahl and Teksid, each of which provides a broad array of products manufactured from a variety of metals, including aluminum. GAMCO competes principally on the basis of its ability to: (i) engineer and manufacture high quality, semi-machined castings in large volumes; (ii) provide timely delivery; and (iii) retain the manufacturing flexibility necessary to quickly adjust to the needs of its customers. Although there are a number of smaller domestic companies with aluminum permanent mold casting capabilities, the automotive industry's stringent quality and service standards enable only large suppliers with the requisite quality certifications to compete effectively. As one of these suppliers, GAMCO has benefited in recent years as automotive OEMs have consolidated their supplier base. GAMCO, a well-established name in the aluminum permanent mold industry, has achieved QS-9000 and ISO 9002 certifications and has been awarded numerous supplier quality awards, including Ford's Q1 and Chrysler's Pentastar.

     FORGED AND MACHINED PRODUCTS GROUP. The Forged and Machined Products Group consists of four operating units: Park Drop Forge, Ohio Crankshaft, Cleveland City Forge and Blue Falcon Forge. The Forged and Machined Products Group designs and manufactures crankshafts, camshafts and other high strength, high performance structural parts primarily for aircraft and locomotive manufacturers. The Forged and Machined Products Group generated pro forma net sales of $36.7 million for the nine months ended September 30, 1997, which represented 9.7% of the Company's pro forma net sales for such period.

     Products and Services. The Forged and Machined Products Group produces, machines and finishes closed-die metal forgings for customers in the railroad, aerospace, power generation, shipbuilding, construction and off-road vehicle industries. The forging process enables metal to be shaped while generally retaining higher structural integrity than metal shaped through other processes. Ohio Crankshaft, one of the largest independent designers and machiners of crankshafts and camshafts in the United States, machines, induction hardens and surface finishes crankshafts and camshafts used primarily in locomotives, power generators and ships. Park Drop Forge manufactures closed-die metal forgings of up to 6,000 pounds, including crankshafts, camshafts and aircraft landing gears, primarily for customers in the railroad and aerospace industries. Park Drop Forge is able to produce large forged products as a result of its 50,000 pound hammer, one of only three of its kind in North America. Cleveland City Forge manufactures and machines specialized hardware such as turnbuckles and clevises for the construction industry. Its products are manufactured according to customers' specific dimensional and/or strength requirements. Blue Falcon Forge produces large forged products for the railroad industry, such as center plates and couplings, both of which are used in the undercarriage of rail cars.

     Markets and Customers. The Forged and Machined Products Group's goods are sold to a wide variety of domestic and international OEMs and other manufacturers in the transportation, power generation and construction industries. Ohio Crankshaft's major customers in the railroad industry include General Motors, for which the Company is the sole-source supplier of locomotive camshafts and crankshafts, and Precision National Plating. Park Drop Forge's products are sold primarily to machining companies and subassemblers who finish the products for sale to OEMs in the railroad and aerospace industries. Park Drop Forge's primary customers include machinists such as Cooper Energy Services, General Dynamics and Ohio Crankshaft, and aircraft subassemblers who assemble components such as complete landing gear units for aircraft OEMs such as Airbus, Boeing and McDonnell Douglas. Cleveland City Forge's primary customers include construction companies such as Babcock & Wilcox and Butler Industries. Blue Falcon Forge's primary customers include major rail car manufacturers such as National Steel Car, Thrall and Trinity Industries.

     Competition. The Forged and Machined Products Group competes domestically and internationally with other small to medium-sized businesses. Ohio Crankshaft competes domestically with companies such as National Forge and internationally with Alfing Kessler on the basis of product quality and precision. Park Drop Forge competes domestically and internationally on the basis of product quality and precision with approximately 20 forging manufacturers that are capable of producing large forged components such as Canton Drop Forge, Krop Forge, Schultz Forge and Alfing Kessler. Blue Falcon Forge and Cleveland City Forge compete domestically on the basis of product quality, price and delivery time with numerous small and medium-sized forging companies.

     CAPITAL EQUIPMENT GROUP. The Capital Equipment Group consists of four operating units: Tocco, Ajax, Feco and Advanced Vehicles. The Capital Equipment Group custom engineers and manufactures induction heating systems, forging presses and heat processing and curing systems, primarily for the automotive and packaging industries. The Capital Equipment Group generated pro forma net sales of $38.9 million for the nine months ended September 30, 1997, which represented 10.3% of the Company's pro forma net sales for such period.

     Products and Services. The Capital Equipment Group manufactures large industrial equipment for a variety of industries including automotive, truck and packaging. Tocco specializes in the engineering and construction of induction heating systems primarily for the automotive and truck industries. Tocco's induction heating systems are engineered and built to customer specifications and are used primarily by OEMs for surface hardening. Ajax engineers, manufactures and services mechanical forging presses ranging in size from 500 to 8,000 tons that are used worldwide in the automotive and truck manufacturing industries. Feco produces complete oven systems that combine heat processing and curing technologies with material handling and conveying methods. Feco's principal products include industrial drying and curing ovens for automotive components, metal can curing ovens, specialized conveyor and automation systems for lightweight containers, and plastic and glass bottle coating and finishing systems. Advanced Vehicles specializes in the design and production of specialty lift trucks used by customers in the paper, aluminum, steel and flooring industries.

     Markets and Customers. The Capital Equipment Group's products are sold domestically and internationally to a wide variety of heavy industrial manufacturers in the automotive, truck and packaging industries. Tocco's products are sold primarily to domestic manufacturers of automotive components including Ford, GKN, GM and Torrington. Ajax sells its products worldwide primarily to Chrysler, Delphi, Isuzu and Presrite. Feco's products are sold primarily to manufacturers including Chrysler, Corning Glass, Crown Cork & Seal, Ford, GM, PepsiCo and Reynolds Aluminum. Advanced Vehicles' products are sold primarily to non-exclusive lift truck dealers and end users, including AK Steel, Alcoa, Formica and John Deere.

     Competition. The Capital Equipment Group competes domestically and internationally with large equipment manufacturers on the basis of service capability, ability to meet customer specifications, delivery performance and engineering expertise. Tocco's domestic competitors include Inductotherm and Ajax Magna-thermic, and its international competitors include Elva-FDF GmbH and Ema GmbH. Ajax competes with four private companies worldwide who manufacture mechanical forging presses: Erie Press Systems, National Machine Company, Eumoco-Hasenclever and Sumitomo. Feco's primary domestic competitors include Moco, and its international competitors include LTG and Oven Systems. Advanced Vehicles' primary competition comes from manufacturers of standard lift trucks, although it also competes against manufacturers of specialty lift trucks including CWF-RICO and Elwell-Parker.

     METAL FORMING GROUP. The Metal Forming Group consists of four operating units: RB&W Manufacturing, Delo, Green Bearing and Kay Home Products. The Metal Forming Group manufactures standard and specialty engineered fasteners and related hardware, bearings, plumbing fixtures and certain consumer products. The Metal Forming Group generated pro forma net sales of $57.4 million for the nine months ended September 30, 1997, which represented 15.1% of the Company's pro forma net sales for such period.

     Products and Services. The Metal Forming Group engineers and manufactures precision cold formed and cold extruded products, which are manufactured by shaping cold raw materials, for the automotive, truck and railroad industries. In addition, the Metal Forming Group screw-machines plumbing fixtures and manufactures bearings and certain consumer products. RB&W Manufacturing produces certain standard and specialty nuts to customer specifications, which are used in large volumes by customers in the automobile, truck and railroad industries. RB&W Manufacturing's products include lock nuts, spac nuts and wheel hardware, which are principally used in applications where controlled tightening is required due to high vibration. RB&W Manufacturing currently sells approximately $4 million of product through Logistics. The Company intends to increase the number of products supplied to Logistics by Manufactured Products, primarily fasteners and rubber products. Delo screw-machines products for OEMs in the plumbing industry and produces knobs and internal plumbing fixtures. Green Bearing produces wheel, hub and clutch bearings, primarily for sale to the automotive aftermarket. Kay Home Products, which manufactures products for sale to consumers through various retail outlets, produces barbecue grills, screen houses, television tray tables, plant stands and patio tables.

     Markets and Customers. The Metal Forming Group's products are sold to a diverse set of industrial and retail customers. RB&W sells its products to OEMs and distributors in the automotive, truck and railroad industries. Delo sells its products to OEMs, primarily in the plumbing industry. Green Bearing sells its products to distributors in the automotive aftermarket. Major customers of RB&W Manufacturing include Cooper Industries, Ford, GM, Navistar and TRW. Delo's major customers include Moen and T&S Brass. Kay Home Products sells its goods in North America through a network of mass merchandise retailers, grocery chains, drug stores and hardware stores. Kay Home Products' primary customers include Cotter, K-Mart, Lowes, Menards and Wal-Mart.

     Competition. The Metal Forming Group's operating units compete against other domestic and international, small to medium-sized manufacturers. Due to the fragmented nature of the markets in which RB&W Manufacturing and Delo compete and the substantial purchasing power of the large OEMs served, these companies compete primarily on the basis of price, product quality, engineering expertise and delivery reliability. Green Bearing competes primarily on the basis of product quality and delivery reliability. Kay Home Products competes primarily on the basis of price. RB&W Manufacturing's domestic competitors include Captive Capacity, Decker, Federal Screw, Gripco, MacLean Fogg, Masco, Pal Nut and its international competitors include San Shing. Delo and Green Bearing compete domestically against numerous small, regional companies. Major competitors of Kay Home Products include Precision, Sunbeam and Weber-Stevens.

     INDUSTRIAL RUBBER PRODUCTS GROUP. The Industrial Rubber Products Group consists of three operating units: Castle Rubber Company ("Castle"), Cicero and Geneva. The Industrial Rubber Products Group manufactures molded rubber products for use in automobiles, fluid and gas lines, steel mills, and food processing and communications equipment. The Industrial Rubber Products Group generated pro forma net sales of $14.0 million for the nine months ended September 30, 1997, which represented 3.7% of the Company's pro forma net sales for such period.

     Products and Services. The Industrial Rubber Products Group manufactures injection and transfer molded products, lathe-cut goods, roll coverings and various items requiring rubber to metal bonding for use in industrial applications. Castle manufactures valve seals, power and conveyor rolls and slitter rings. Cicero is a developer and manufacturer of injection molded silicone rubber products for customers in the automotive, food processing and consumer appliance industries, such as wire harnesses, spark plug boots and nipples and general sealing gaskets. Geneva is a manufacturer of injection molded rubber products for customers in the automotive, telecommunications, funeral and heavy truck industries. Its products include primary wire harnesses, transoceanic cable boots, casket gaskets and shock and vibration mounts.

     Markets and Customers. The Industrial Rubber Products Group supplies the fluid and gas, steel, food processing, consumer appliance, heavy truck, telecommunications, funeral and aerospace industries, both domestically and internationally. The Industrial Rubber Products Group's major customers include AT&T, Cooper Industries, Delphi, Dresser, Mueller and Sunbeam.

     Competition. The Industrial Rubber Products Group competes primarily on the basis of price and product quality with other domestic small to medium-sized manufacturers of rubber products. The Industrial Rubber Products Group's main competitors include Geauga Carlisle, Goshen Rubber, Johnson Rubber, LCI, National Rubber, Robin Industries and Western Rubber.

LOGISTICS

     Logistics is a leading national supplier of over 90,000 standard and specialty fasteners and other industrial products pursuant to either supply chain management agreements or traditional wholesale supply arrangements. Logistics operates out of 34 branches located throughout the United States, two branches in Mexico and branches in Canada, Puerto Rico and England, and has a central distribution center located in Dayton, Ohio. Logistics generated pro forma net sales, pro forma income from continuing operations before income taxes and pro forma EBITDA of $207.2 million, $12.8 million and $16.4 million, respectively, or 54.2%, 55.9% and 50.5%, respectively, of the Company's pro forma net sales, pro forma income from continuing operations and pro forma EBITDA for the nine months ended September 30, 1997.

     Products and Services. Supply chain management, which is Logistics' primary focus for future growth, involves offering customers procurement solutions and comprehensive, on-site management for most of their fastener and related hardware needs. Supply chain management customers receive value-added services, such as part usage and cost analysis, product redesign recommendations, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time delivery, electronic billing services and ongoing technical support. Supply chain management services are typically provided to customers' facilities pursuant to exclusive, multi-year TFS contracts. TFS contracts enable Logistics' customers to both reduce procurement costs and better focus on their company's core manufacturing competencies by: (i) significantly reducing the administrative and labor costs associated with fastener procurement by outsourcing certain internal purchasing, quality control and inventory fulfillment responsibilities; (ii) reducing the amount of working capital invested in inventory; (iii) achieving purchasing efficiencies as a result of vendor consolidation; and (iv) receiving technical expertise in the selection of fastener and other components for certain manufacturing processes. Management believes that TFS contracts foster longer-lasting supply relationships with customers, who increasingly rely on the Company for their fastener needs, as compared to traditional buy/sell distribution customers. Sales pursuant to TFS contracts have increased significantly in recent years and represented over 60% of Logistics' pro forma net sales for the nine months ended September 30,
1997. Logistics' remaining sales are generated through the wholesale supply of fasteners and other industrial products to OEMs, other manufacturers and distributors pursuant to master or authorized distributor relationships.

     Logistics supplies standard and specialty engineered fasteners such as nuts, bolts, screws and washers. In addition to fasteners, Logistics supplies, among other things, valves, fittings, clamps and rubber products, which currently represent approximately 10% of Logistics' net sales. Logistics also provides engineering and design services to its customers. Applications-engineering specialists and the direct sales force work closely with the engineering staff of OEM customers to recommend the appropriate fasteners for a new product or to suggest alternative fasteners that reduce overall production costs, streamline assembly or enhance the appearance or performance of the end product.

     Markets and Customers. In 1996, more than 95% of Logistics' net sales were to domestic customers. The domestic industrial fastener market is estimated by industry sources to have generated over $7 billion in annual sales in 1996 at the wholesale level. Fasteners are used extensively by OEMs in a variety of industries, and demand is generally related to the state of the economy and to the overall level of manufacturing activity.

     Logistics markets and sells fasteners and other industrial products to over 7,000 customers domestically and internationally. The principal markets served by Logistics are transportation equipment, including manufacturers of heavy trucks, recreational vehicles and automotive parts and accessories (Dana Corporation, Eaton, E-Z-GO (Textron), Mack Truck, Navistar, Paccar, Polaris and U-Haul), industrial equipment (Caterpillar and Ingersoll-Rand), electrical equipment, including manufacturers of electrical controls, appliances and motors (Amana, Emerson Electric, Federal Signal, Frigidaire, General Electric and Maytag), lawn and garden equipment (American Yard Products, MTD, Murray Outdoor, Snapper and Toro) and HVAC (Carrier and Thermo-King).

     In recent years, OEMs have made it a priority to reduce their total cost of purchasing and handling fasteners. Due to the low unit cost and the large number of different fasteners used to manufacture or assemble a single product, administrative and overhead costs comprise a substantial portion of an OEM's fastener-related costs. As a result, management believes that the number of industrial fastener suppliers are consolidating as OEMs rely on fewer suppliers to achieve purchasing efficiencies. Larger suppliers such as the Company that provide a wide array of value-added services and are reliable sources for just-in-time delivery are best positioned to capitalize on these trends. In addition, OEMs are increasingly relying on fastener suppliers to provide design and applications engineering support, enabling more efficient use of internal engineering resources. Management believes that these developments will allow Logistics to increase the amount of low unit cost fastener and non-fastener items supplied to OEMs.

     Competition. The industrial fastener supply industry is highly competitive and fragmented, with over 2,500 domestic full-line, industrial fastener suppliers and other domestic suppliers that offer a limited number of fasteners in addition to other industrial products. Management believes that substantially all of Logistics' competitors operate on a regional basis and do not provide customers with the wide array of value-added services offered by larger suppliers such as the Company.

     Management considers Bamal, C-Tech, Endries International, Flexalloy, General Fasteners and Purchase Parts Group to be Logistics' principal domestic competitors for national inventory management programs with OEM customers. Logistics competes primarily on the basis of its value-added services, extensive product selection and price.

SALES AND MARKETING

     Each of the operating units within Manufactured Products markets and sells its products through both internal sales personnel and independent sales representatives. In some instances, the internal engineering staff assists in the sales and marketing effort through joint design and applications-engineering efforts with major customers. In addition, some Manufactured Products operating units market certain of their products through various regional and national trade shows.

     Logistics markets its products and services in the United States, Mexico, Canada and Europe, primarily through its direct sales force, which is assisted by applications engineers who provide the technical expertise necessary to assist the engineering staff of OEM customers in designing new products and improving existing products. Logistics often obtains new customers as a result of referrals from existing customers. In addition, management expects to significantly grow Logistics' customer base as a result of the Company's strategy to offer Logistics' services to customers of its Manufactured Products businesses.

RAW MATERIALS AND SUPPLIERS

     Manufactured Products purchases substantially all of its raw materials, principally metals and certain component parts incorporated into its products, and Logistics purchases substantially all of its fasteners, from third-party suppliers and manufacturers. Management believes that raw materials and component parts other than certain specialty fasteners are available from alternative sources. Most raw materials required by Manufactured Products are commodity products available from several domestic suppliers. Park Drop Forge supplies approximately 75% of the closed-die steel forgings used in the production of crankshafts and camshafts by Ohio Crankshaft. Logistics has multiple sources of supply for standard products, but has limited supply sources for certain specialty products. Approximately 10% of Logistics' fasteners are purchased from suppliers in foreign countries, primarily Taiwan, Japan and Korea. The Company is dependent upon the ability of such suppliers to meet stringent quality and performance standards and to conform to delivery schedules. In addition, operating units of Manufactured Products supply approximately $4 million of products to Logistics. The Company intends to increase the number of products supplied to Logistics by Manufactured Products, primarily fasteners and rubber products.

EMPLOYEES

     As of September 30, 1997, after giving effect to the Arcon acquisition, the Company had a total of 2,536 employees, of whom 2,515 were employed by the Company's operating units. Approximately 720 employees are subject to collective bargaining agreements that expire between February 1998 and June 2001. The Company believes that its collective bargaining agreements will be renegotiated and extended in the ordinary course of business. The Company considers its relations with its employees to be good. In the last six years, the Company has experienced labor strikes at two operating units of Manufactured Products. The following table provides information relating to the employees of the Company's operating units as of September 30, 1997:

                                  OPERATING UNIT                EMPLOYEES
                    ------------------------------------------  ---------
                    Aluminum Casting..........................      320
                    Forged and Machined Products..............      380
                    Capital Equipment.........................      308
                    Metal Forming.............................      397
                    Industrial Rubber Products................      331
                    Logistics.................................      779
                                                                  -----
                              Total operating unit
                                employees.....................    2,515
                                                                  =====

PROPERTIES

     The following are the principal operating facilities of the Company's Manufactured Products businesses, listed by operating unit, each of which also has limited general office and administrative space:

                                                                         APPROXIMATE
          OPERATING UNIT                        LOCATION                SQUARE FOOTAGE    OWNED/LEASED
---------------------------------- ---------------------------------- ------------------  ------------
Aluminum Casting.................. Conneaut, Ohio (three locations)         211,500       Leased
                                   Conneaut, Ohio                           110,000         Owned
                                   Hartsville, Tennessee                     39,000         Leased
Forged and Machined Products...... Cuyahoga Heights, Ohio                   427,000       Owned
                                   Cleveland, Ohio                          391,000         Owned
                                   Berwick, Pennsylvania                    180,000         Leased
                                   Wellington, Ohio                          50,000         Owned
Capital Equipment................. Cleveland, Ohio                          167,000       Leased
                                   Cleveland, Ohio                          116,000         Owned
                                   Boaz, Alabama                            100,000         Leased
                                   Madison Heights, Michigan                 26,000         Leased
                                   West Midland, England                     11,500         Leased
                                   Indianapolis, Indiana                     10,000         Leased
                                   Quatero, Mexico                           10,000         Leased
Metal Forming..................... Antioch, Illinois                        333,500       Owned
                                   Kent, Ohio                               225,000         Owned
                                   Coraopolis, Pennsylvania                 133,000         Owned
                                   Cleveland, Ohio                           72,000         Owned
                                   Delaware, Ohio                            44,500         Owned
                                   Mississauga, Ontario                      37,000         Leased
                                   Mississauga, Ontario                      19,500         Leased
Industrial Rubber Products........ East Butler, Pennsylvania                136,000       Owned
                                   Geneva, Ohio                              81,000         Leased
                                   Cicero, Illinois                          17,000         Owned

     Logistics leases 34 branch locations domestically in 20 states, and leases two branches in Mexico and one in each of Canada, Puerto Rico and England. In addition, Logistics leases its central distribution facility in Dayton, Ohio. The Company leases its executive offices in Cleveland, Ohio.

BACKLOG

     Manufactured Products' backlog was as follows as of September 30, 1997 (dollars in millions):

                                                                          PERCENTAGE
                             OPERATING UNIT                    AMOUNT      OF TOTAL
            -------------------------------------------------  ------     ----------
            Aluminum Casting.................................  $ 5.3           6.9%
            Forged and Machined Products.....................   31.4          40.6
            Capital Equipment................................   21.5          27.8
            Metal Forming....................................   15.9          20.6
            Industrial Rubber Products.......................    3.2           4.1
                                                               ------     ----------
                      Total..................................  $77.3         100.0%
                                                               ======     ========

     Management believes that Manufactured Products' backlog as of any particular date may not be indicative of sales for any future period. The Company expects that approximately 60% of Manufactured Products' backlog as of September 30, 1997 will be shipped by December 31, 1997. Management believes that backlog is not a meaningful measure for the Company's Logistics operating units, as a majority of Logistics' customers require just-in-time delivery of fasteners and other industrial products.

RESEARCH AND DEVELOPMENT

     Research and development activities are conducted separately by each operating unit. The Company's operating units focus on engineering products to meet specific customer application requirements. Teams representing different functional areas within an operating unit work closely with customers early in the product design process to ensure that products meet customer specifications and are designed for ease of manufacturing. As a general matter, the Company's operating units have not required substantial research and development expenditures.

ENVIRONMENTAL REGULATIONS

     The Company is subject to numerous federal, state and local laws and regulations designed to protect public health and the environment ("Environmental Laws"), particularly with regard to discharges and emissions, as well as handling, storage, treatment and disposal, of various substances and wastes. Pursuant to certain Environmental Laws, owners or operators of facilities may be liable for the costs of response or other corrective actions for contamination identified at or emanating from current or former locations, without regard to whether the owner or operator knew of, or was responsible for, the presence of any such contamination, and for related damages to natural resources. Additionally, persons who arrange for the disposal or treatment of hazardous substances or materials may be liable for costs of response at sites where they are located, whether or not the site is owned or operated by such person.

     The Company believes that it is currently in material compliance with applicable Environmental Laws. In general, the Company has not experienced difficulty in complying with Environmental Laws in the past, and compliance with Environmental Laws has not had a material adverse effect on the Company's financial condition, liquidity and results of operations. The Company's capital expenditures on environmental control facilities were not material during the past five years and such expenditures are not expected to be material to the Company in the foreseeable future.

     The Company has been identified as a potentially responsible party at certain third-party sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state laws which provided for strict and, under certain circumstances, joint and several liability. The Company is participating in the cost of certain clean-up efforts at several of these sites. However, the Company's share of such costs has not been material and based on available information, the Company does not expect its exposure at any of these locations to have a material adverse effect on its results of operations, liquidity or financial condition.

     At its facility in Kent, Ohio, the Company is conducting remediation of groundwater impacted by operations and disposal activities. Contaminants known to be present in the groundwater at the facility and to have migrated off-site include oil and certain volatile organic compounds. In addition, the Company is conducting soil and groundwater investigations in connection with a closure under the Resource Conservation and Recovery Act of 1976, as amended, of hazardous waste storage areas associated with former metal plating operations. To date, the approximately $2 million cost associated with all of these efforts at the Kent facility has been shared equally between the Company and the former owner of the facility under a cost-sharing agreement. Allocation of responsibilities for future costs is being negotiated. The availability of third-party payments or insurance for environmental remediation activities is subject to risks associated with the willingness and ability of the third party to make payments. The Company does not believe that future costs to address the currently identified environmental issues at its facilities will be material.

LEGAL MATTERS

     The Company is subject to various pending and threatened lawsuits in which claims for monetary damages are asserted in the ordinary course of business. While any litigation involves an element of uncertainty, in the opinion of management, liabilities, if any, arising from currently pending or threatened litigation will not have a material adverse effect on the Company's financial condition, liquidity and results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, SENIOR MANAGERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's executive officers, certain other senior managers and directors.

                  NAME                   AGE                           POSITION
---------------------------------------- ---     ----------------------------------------------------
EXECUTIVE OFFICERS
  Edward F. Crawford.................... 57      Chairman of the Board, Chief Executive Officer
                                                 and President
  James S. Walker....................... 55      Vice President and Chief Financial Officer
  Felix J. Tarorick..................... 55      Vice President of Operations, President of Metal
                                                 Forming Group
  Ronald J. Cozean...................... 34      Secretary and General Counsel
  Matthew V. Crawford................... 28      Assistant Secretary, Corporate Counsel and Director
  Patrick W. Fogarty.................... 36      Director of Finance

SENIOR MANAGERS
  Andrew A. Arena....................... 50      President of Logistics
  Richard G. McLaughlin................. 55      President of Aluminum Casting Group
  Sterling J. Parks..................... 55      President of Forged and Machined Products, Capital
                                                 Equipment and Industrial Rubber Products Groups
DIRECTORS
  Lewis E. Hatch, Jr.................... 71      Director
  Thomas E. McGinty..................... 68      Director
  Lawrence O. Selhorst.................. 64      Director
  James W. Wert......................... 51      Director

     Edward F. Crawford has been Chairman of the Board and Chief Executive Officer of the Company since 1992. Mr. E. Crawford has also served as Chairman of the Board, Chief Executive Officer and President of The Crawford Group, Inc., which operates a diversified group of manufacturing companies, since 1964. Mr.
E. Crawford served as a director of the Company from 1989 to 1991. Mr. E. Crawford has over 30 years of entrepreneurial experience in buying, selling and operating manufacturing companies. Mr. E. Crawford also serves as a director of Continental Global Group, Inc., a manufacturer of conveyor equipment for use in the coal mining industry.

     James S. Walker has served as Vice President and Chief Financial Officer of the Company since 1991. Mr. Walker has significant experience in evaluating acquisitions and integrating acquired companies. Mr. Walker has been with the Company for over 19 years and has served in several capacities, including Corporate Controller and Assistant Treasurer.

     Felix J. Tarorick became Vice President of Operations in 1996 and has been President of the Metal Forming Group since 1995. From 1992 to 1995, Mr. Tarorick served as President of Kay Home Products, Inc. Mr. Tarorick joined the Company in 1992. Mr. Tarorick has over 30 years of relevant industry experience.

     Ronald J. Cozean has served as Secretary and General Counsel since joining the Company in 1994. Mr. Cozean was an associate at the law firm of Squires, Sanders & Dempsey L.L.P. from 1991 to 1994.

     Matthew V. Crawford has served as Assistant Secretary and Corporate Counsel since joining the Company in February 1995 and has served as President of Crawford Container Company since 1991. Mr. M. Crawford became a director of the Company in August 1997. Prior to joining the Company, Mr. M. Crawford worked as a Corporate Finance Analyst at McDonald & Co. Securities, Inc. Mr. E. Crawford is the father of Mr. M. Crawford.

     Patrick W. Fogarty has been Director of Finance since joining the Company in 1995. Prior thereto, Mr. Fogarty held various positions, including Senior Manager, at Ernst & Young LLP from 1983 to 1995.

     Andrew A. Arena has served as President of Logistics since March 1995. Prior thereto, he served the Company in various capacities, including Vice President and General Manager of the Company's distribution division. Mr. Arena joined the Company in 1971. Mr. Arena has over 25 years of relevant industry experience.

     Richard G. McLaughlin has served as President of the Aluminum Casting Group since the acquisition of GAMCO by the Company in October 1993. Since 1985, he has served in various capacities at GAMCO, including President from 1991 to 1995. Mr. McLaughlin has over 25 years of relevant industry experience.

     Sterling J. Parks has been President of the Forged and Machined Products, Capital Equipment and Industrial Rubber Products Groups since joining the Company in October 1992. From 1979 to 1992, Mr. Parks operated a business consulting firm. Mr. Parks has over 25 years of relevant industry experience.

     Lewis E. Hatch, Jr. has been a director of the Company since 1992. Mr. Hatch is retired and was the Chairman and Chief Operating Officer of Rusch International, an international medical device company, from 1986 to 1992 and has served as a director of Teleflex, Inc. since 1976.

     Thomas E. McGinty has been a director of the Company since 1986, and served as the Interim Chairman of the Board and Chief Executive Officer of the Company from November 1991 to June 1992. Since 1983, Mr. McGinty has been the President of a management consulting firm, Belvoir Consultants, Inc.

     Lawrence O. Selhorst has been a director of the Company since 1995. Mr. Selhorst is also the Chairman of the Board and Chief Executive Officer of American Spring Wire Corp. (spring wire manufacturer) and a director of Lincoln Electric Company. Mr. Selhorst served as Chairman of the Board of RB&W Corporation from 1992 to 1995.

     James W. Wert has been a director of the Company since 1992. Mr. Wert is retired and served as Senior Executive Vice President, Chief Investment Officer and Chief Financial Officer of KeyCorp (financial services company) from 1994 to 1996 and as Vice Chairman and Chief Financial Officer of Society Corporation (financial services company) from 1990 to 1994. Mr. Wert also serves as a director of Continental Global Group, Inc., a manufacturer of conveyor equipment for use in the coal mining industry.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Executive Committee, an Audit Committee, a Compensation and Stock Option Committee and an Outside Directors Committee.

     The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors. The members of the Executive Committee are Messrs. E. Crawford, McGinty and Wert.

     The Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to: (i) make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants; (ii) review the plan, scope and results of the annual audit, the independent auditors' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent auditors; (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls; and (iv) review any changes in accounting policy. The members of the Audit Committee are Messrs. Hatch, McGinty and Selhorst.

     The Compensation and Stock Option Committee is authorized and directed to:
(i) review and approve the compensation and benefits of the executive officers;
(ii) review and approve the annual salary plans; (iii) review management organization and development; (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees; and

(v) administer any stock option plans which may be adopted and the granting of options under such plans. The members of the Compensation and Stock Option Committee are Messrs. Hatch, Selhorst and Wert.

     The Outside Directors Committee is authorized to review corporate governance matters, including any potential conflict of interest that may arise involving certain, if any, employee directors. The members of the Outside Directors Committee are Messrs. Hatch, McGinty, Selhorst and Wert.

COMPENSATION OF THE BOARD OF DIRECTORS

     The Company compensates non-employee directors for serving on the Board of Directors and reimburses them for any expenses incurred as a result of Board of Directors meetings. Non-employee directors receive compensation in the form of option grants in accordance with the Company's 1996 Non-employee Director Stock Option Plan approved by the shareholders of the Company at the 1996 Annual Meeting. During 1996, Messrs. Hatch, McGinty, Selhorst and Wert each received a non-statutory stock option to purchase 6,000 shares of Common Stock and $6,250 for the first quarter of 1996, prior to the approval of the Non-employee Director Stock Option Plan. Commencing with the second quarter of 1996, non-employee directors ceased receiving annual cash retainers for their service to the Company.

EXECUTIVE COMPENSATION

     The following table shows all the cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as certain other compensation paid or accrued, during the years ended December 31, 1996, 1995 and 1994 to the Chairman of the Board and Chief Executive Officer and the other highest paid executive officers of the Company whose compensation was at least $100,000 for the year ended December 31, 1996 (collectively, the "Named Executive Officers") in all capacities in which they served:

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                     --------------
                                            ANNUAL COMPENSATION        SECURITIES
           NAME AND                        ---------------------       UNDERLYING          ALL OTHER
      PRINCIPAL POSITION          YEAR      SALARY       BONUS       OPTIONS/SAR(a)     COMPENSATION(b)
------------------------------    ----     --------     --------     --------------     ---------------
Edward F. Crawford                1996     $225,000     $  2,000         500,000            $   164
  Chairman of the Board and       1995      225,000           --              --                164
  Chief Executive Officer         1994      225,000           --              --                181
James S. Walker                   1996     $140,000     $ 30,000          10,000            $ 3,164
  Vice President and              1995      140,000       20,000          10,000              3,164
  Chief Financial Officer         1994      140,000       10,000           5,000              3,181
Felix J. Tarorick(c)              1996     $150,000     $ 25,000          10,000            $ 3,164
  Vice President of Operations
Ronald J. Cozean(c)               1996     $100,000     $ 25,000           7,000            $ 2,664
  Secretary and                   1995       90,000       20,000          10,000              1,464
  General Counsel                 1994       45,000           --          20,000                 91
John J. Murray(c)                 1996     $250,000     $100,000          23,000            $ 4,725
  President and Chief             1995      250,000       50,000         150,000              1,725
  Operating Officer

---------------

(a) Reflects the number of shares of Common Stock covered by stock options granted during the years shown. No stock appreciation rights ("SARs") were granted to the Named Executive Officers during the years shown.

(b) For the year ended December 31, 1996, all other compensation includes contributions made by the Company under: (i) the Company's Supplemental Defined Contribution Plan as follows: Mr. Walker $3,000, Mr. Tarorick $3,000 and Mr. Murray $3,000; (ii) the Individual Account Retirement Plan: Mr. Cozean $2,500; and (iii) insurance premiums paid by the Company as follows:
    Mr. E. Crawford $164, Mr. Walker $164, Mr. Tarorick $164, Mr. Cozean $164 and Mr. Murray $1,725.

(c) Mr. Tarorick became an executive officer of the Company in 1996. Mr. Cozean joined the Company as Secretary and General Counsel of the Company on July 1, 1994. Mr. Murray resigned from the

    Company on May 15, 1997 in order to pursue other business interests. Mr. Murray joined the Company as President and Chief Operating Officer on January 1, 1995.

STOCK OPTION PLANS

     The Company has in effect an Amended and Restated 1992 Stock Option Plan (the "Plan") that permits the granting of "non-statutory stock options" and "incentive stock options." The Plan is administered by the Compensation and Stock Option Committee of the Board of Directors, which has authority to select officers and key employees to be participants and to determine the type and number of awards to be granted.

     The number of shares currently available for grant under the Plan shall not exceed 850,000, subject to certain adjustments. The option price for stock options granted under the Plan is fixed by the Compensation and Stock Option Committee, but in no event will it be less than the fair market value of the Common Stock on the date of grant. The Plan provides that the fair market value of the Common Stock shall be the Nasdaq closing price on the trading day immediately preceding the date on which the option is granted. Options may be granted under the Plan at any time on or prior to February 18, 2002.

     At the 1996 Annual Meeting, the shareholders of the Company approved a one time grant to Mr. E. Crawford of a non-statutory stock option to purchase 500,000 shares of Common Stock.

     The following tables set forth information regarding grants of stock options with respect to the Named Executive Officers during 1996.

                        OPTION/SAR GRANTS IN FISCAL 1996

                               INDIVIDUAL GRANTS

                                                                                      POTENTIAL REALIZABLE
                                                                                             VALUE
                                                                                    AT ASSUMED ANNUAL RATES
                                                                                         OF STOCK PRICE
                            SECURITIES    % OF TOTAL                                APPRECIATION FOR OPTION
                            UNDERLYING    OPTIONS/SARS  EXERCISE OR                         TERM(c)
                           OPTIONS/SARS   GRANTED TO     BASE PRICE    EXPIRATION   ------------------------
          NAME              GRANTED(a)     EMPLOYEES    PER SHARE(b)      DATE          5%           10%
-------------------------  ------------   -----------   ------------   ----------   ----------   -----------
Edward F. Crawford.......     500,000         74.8%       $ 13.625       2/22/11    $7,350,688   $21,643,312
James S. Walker..........      10,000          1.5%         13.625       2/22/06        85,701       217,183
Felix J. Tarorick........      10,000          1.5%         13.625       2/22/06        85,701       217,183
Ronald J. Cozean.........       7,000          1.0%         13.625       2/22/06        59,991       152,028
John J. Murray...........      23,000          3.4%         13.625       2/22/06       197,113       499,520

---------------

(a) Options become exercisable to the extent of 33 1/3% of the subject shares after one year from the date of grant, 66 2/3% after two years from the date of grant, and 100% after three years from the date of grant, except Mr. E. Crawford's, which vest over a five-year period in 20% increments.

(b) Represents the Nasdaq National Market closing price of the Common Stock on the day prior to grant.

(c) The 5% and 10% assumed annual rates of appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of the future Common Stock price.

   AGGREGATE OPTION/SAR EXERCISES DURING MOST RECENTLY COMPLETED FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                                          VALUE OF
                                                                        NUMBER OF        UNEXERCISED
                                                                       UNEXERCISED      IN-THE-MONEY
                                                                     OPTIONS/SARS AT   OPTIONS/SARS AT
                                             SHARES      AGGREGATE   FISCAL YEAR END   FISCAL YEAR END
                                           ACQUIRED ON     VALUE      EXERCISABLE/      EXERCISABLE/
                  NAME                      EXERCISE     REALIZED     UNEXERCISABLE    UNEXERCISABLE(a)
-----------------------------------------  -----------   ---------   ---------------   ---------------
Edward F. Crawford.......................      None         N/A      100,000/500,000     $775,000/0
James S. Walker..........................      None         N/A       46,666/18,334    257,500/15,000
Felix J. Tarorick........................      None         N/A       46,666/18,334    257,500/15,000
Ronald J. Cozean.........................      None         N/A       16,666/20,334     7,500/15,000
John J. Murray...........................      None         N/A      50,000/123,000    112,500/225,000

---------------

(a) The "Value of Unexercised In-the-Money Options/SARs at December 31, 1996" was calculated by determining the difference between the fair market value of the underlying Common Stock at December 31, 1996 (the Nasdaq National Market closing price of the Company's Common Stock on December 31, 1996 was $12.875) and the exercise price of the option. An option is "In-the-Money" when the fair market value of the underlying Common Stock exceeds the exercise price of the option.

CERTAIN TRANSACTIONS

     Mr. Wert, a director of the Company, was the Chief Investment Officer of KeyCorp, the parent of KeyBank, National Association ("KeyBank"), until July 31, 1996. As of September 30, 1997, the Company was indebted to KeyBank and four other banks in the amount of $129.8 million under a revolving credit facility and term loan. KeyBank is also the trustee and investment advisor for the Company's Individual Account Retirement Plan and for two defined benefit plans covering certain hourly employees. The Company maintains checking accounts at KeyBank, and KeyBank is the registrar and transfer agent for the Company's Common Stock.

     GAMCO, a wholly owned subsidiary of the Company, leases space in three buildings in Conneaut, Ohio: (i) a 91,500 square-foot facility owned by a company owned by Mr. M. Crawford, at a monthly rent of $26,833; (ii) an additional 70,000 square-foot attached facility owned by Mr. E. Crawford, at a monthly rate of $9,000; and (iii) a separate 50,000 square-foot facility owned by Mrs. E. Crawford, at a monthly rent of $3,000. Ajax leases a facility in Cleveland, Ohio at a monthly rent of $20,833. This facility is owned by a corporation whose shareholders are Mr. E. Crawford and his son, Mr. M. Crawford.

     The Company believes that the foregoing transactions are all on terms at least as favorable to the Company as if negotiated on an arms-length basis with unrelated third parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock by: (i) each person (or group of affiliated persons) known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer individually; and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the information is as of October 1, 1997 and the nature of beneficial ownership consists of sole voting and investment power.

                                                                                 PERCENT
                               NAME OF                       SHARES OF             OF
                         BENEFICIAL OWNER                   COMMON STOCK          CLASS
        --------------------------------------------------  ------------         -------
        Edward F. Crawford................................    2,807,000(a)        25.0%
        Matthew V. Crawford...............................      310,655(b)         2.8%
        Thomas E. McGinty.................................      123,700(c)         1.1%
        Felix J. Tarorick.................................       82,500(d)            *
        James S. Walker...................................       55,600(e)            *
        James W. Wert.....................................       47,000(f)            *
        Lawrence O. Selhorst..............................       43,701(g)            *
        Lewis E. Hatch, Jr. ..............................       32,060(h)            *
        Ronald J. Cozean..................................       29,000(i)            *
        Pioneering Management Corporation.................    1,095,000(j)         9.8%
        Kennedy Capital Management, Inc...................      703,228(k)         6.1%
        Dimensional Fund Advisors, Inc....................      658,161(l)         5.9%
        Directors and executive officers as a group (10
          persons)........................................    3,545,883           31.1%

---------------

*   Less than one percent.

(a) The total includes 2,112,500 shares over which Mr. E. Crawford has sole voting and investment power, 22,500 shares owned by L'Accent de Provence of which Mr. E. Crawford is President and owner of 25% of its capital stock and over which Mr. E. Crawford shares voting and investment power, 9,500 shares owned by Mr. E. Crawford's wife as to which Mr. E. Crawford disclaims beneficial ownership, 100,000 shares subject to stock options currently exercisable, and 562,500 shares held by The Huntington Trust Company NA over which Mr. E. Crawford has sole voting power. The address of Mr. E. Crawford is the business address of the Company.

(b) Includes 5,000 shares of Common Stock issuable pursuant to currently exercisable stock options.

(c) Includes 12,000 shares of Common Stock issuable pursuant to currently exercisable stock options or options that will become exercisable within 60 days.

(d) Includes 30,000 shares of Common Stock issuable pursuant to currently exercisable stock options.

(e) Includes 30,000 shares of Common Stock issuable pursuant to currently exercisable stock options.

(f) Includes 12,000 shares of Common Stock issuable pursuant to currently exercisable stock options or options that will become exercisable within 60 days.

(g) Includes 12,000 shares of Common Stock issuable pursuant to currently exercisable stock options or options that will become exercisable within 60 days.

(h) Includes 2,165 shares owned by Mr. Hatch's wife as to which Mr. Hatch disclaims beneficial ownership and 12,000 shares of Common Stock issuable pursuant to currently exercisable stock options or options that will become exercisable within 60 days.

(i) Includes 29,000 shares of Common Stock issuable pursuant to currently exercisable stock options.

(j) Based on information set forth on Amendment No. 2 to Schedule 13G dated January 20, 1997. Pioneering Management Corporation ("PMC"), a registered investment advisor, reported sole voting power over the 1,095,000 shares beneficially owned as of December 31, 1996, sole investment power over 10,000 shares, and shared investment power over 1,085,000 shares. The address for PMC is 60 State Street, Boston, Massachusetts 02109.

(k) Based on information set forth on Schedule 13G dated February 10, 1997. Included in the 703,228 shares beneficially owned as of December 31, 1996 are 415,528 shares which Kennedy Capital Management, Inc. ("Kennedy Capital") reports it has the right to acquire. Kennedy Capital reported sole voting and investment power over all the shares. The address of Kennedy Capital is 10829 Olive Blvd., St. Louis, Missouri 63141.

(l) Based on information set forth on Schedule 13G dated February 5, 1997. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, reported beneficial ownership of 658,161 shares of Common Stock as of December 31, 1996, all of which shares were held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional serves as investment manager. Dimensional reported sole voting and investment power with respect to all of such shares, but disclaims beneficial ownership of all such shares. The address for Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT FACILITY

     Subsequent to the offering of the Original Notes, the Company entered into the Promissory Note with KeyBank, National Association, which replaced the Credit Agreement, dated April 11, 1995, as amended. The Promissory Note constitutes the New Credit Facility for purposes of the Indenture. The Promissory Note expires at the earlier of demand, or April 30, 1999.

     Advances pursuant to the Promissory Note will be used for general corporate purposes. Advances may be, at the option of the Company, Prime Rate Advances or LIBOR Advances. Prime Rate Advances bear interest at the Lender's Base Rate less one percent, and LIBOR Advances bear interest at 150 basis points in excess of the LIBOR Rate.

     The Promissory Note contains customary representations, warranties and events of default for facilities of this type.

INDUSTRIAL REVENUE BONDS

     The Company is the guarantor of certain First Mortgage Industrial Bonds (the "Bonds") which were issued in June 1975 in connection with a construction project to expand the facilities of Tocco. The Bonds bear interest at a rate of 9 1/4% per annum and will mature in 2000. As of September 30, 1997, $1.2 million aggregate principal amount of Bonds were outstanding.

STATE LOANS

     The Company is a borrower pursuant to a State of Ohio Department of Development loan, which was issued in April 1997 in connection with the refurbishment of the Company's corporate headquarters. This loan bears interest at a rate of 5% per annum and will mature in 2002. As of September 30, 1997, $0.9 million aggregate principal amount was outstanding under this loan.

     GAMCO is a borrower pursuant to a State of Ohio Department of Development loan, which was issued in October 1993 in connection with the expansion of GAMCO's facility and the purchase of certain equipment. This loan bears interest at a rate of 3% per annum and will mature in 1998. As of September 30, 1997, $0.6 million aggregate principal amount was outstanding under this loan.

OTHER INDEBTEDNESS

     In addition, as of September 30, 1997, the Company had $0.5 million of other indebtedness outstanding, which was comprised of certain capital leases.

                            DESCRIPTION OF THE NOTES

     The Original Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of November 25, 1997 (the "Indenture") by and between the Company and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of them. The following is a summary of all material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). A copy of the form of Indenture may be obtained from the Company by any holder or prospective investor upon request. Definitions relating to certain capitalized terms are set forth under "-- Certain Definitions". Capitalized terms that are used but not otherwise defined herein have the meanings ascribed to them in the Indenture and such definitions are incorporated herein by reference.

GENERAL

     The Notes will be limited in aggregate principal amount to $150,000,000. The Notes will be general unsecured obligations of the Company and will rank subordinate in right of payment to any Senior Indebtedness of the Company, pari passu with any senior subordinated indebtedness, and senior in right of payment to any existing or future subordinated Indebtedness of the Company.

     A majority of the operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes will be effectively subordinated to all Indebtedness and other liabilities (including trade payables) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon a Subsidiary's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors.

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on December 1, 2007. The Notes will bear interest at a rate of 9 1/4% per annum from the Issue Date until maturity. Interest is payable semiannually in arrears on each June 1 and December 1 commencing June 1, 1998, to holders of record of the Notes at the close of business on the immediately preceding May 15 and November 15, respectively. The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the Commission within the prescribed time periods. See "Exchange Offer; Registration Rights."

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time on or after December 1, 2002, at the following redemption prices (expressed as percentages of the principal amount thereof), together, in each case, with accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on December 1 of each year listed below:

                                       YEAR                 PERCENTAGE
                        ----------------------------------  ----------
                        2002..............................    104.625%
                        2003..............................    103.083%
                        2004..............................    101.542%
                        2005 and thereafter...............    100.000%

     Notwithstanding the foregoing, the Company may redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time prior to December 1, 2000 at a redemption price equal to 109.25% of the aggregate principal amount so redeemed plus accrued and unpaid interest, if any, to the redemption date with the Net Proceeds of one or more Public Equity Offerings' provided that at least 65% of the principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering.

     In the event of a redemption of fewer than all of the Notes, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, or while such Notes are listed, or if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or in such other manner as the Trustee shall deem fair and equitable. The Notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Note.

SUBORDINATION

     The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Company. As of September 30, 1997, after giving pro forma effect to the Refinancing, the principal amount of outstanding Senior Indebtedness of the Company, on a consolidated basis, would have been $12.8 million.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, arrangement, reorganization, liquidation, dissolution or other winding-up or other similar case or proceeding in connection therewith whether or not involving insolvency or bankruptcy, relative to the Company or to its creditors, as such, or to the Company's assets, whether voluntary or involuntary, or any general assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of all or substantially all of its assets, upon the terms and conditions permitted under the circumstances described under "-- Merger, Consolidation or Sale of Assets" below) (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings"), the holders of Senior Indebtedness of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Company before the holders of the Notes are entitled to receive or retain any payment or distribution of any kind on account of the Notes. In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness. By reason of such subordination, in the event of any such Bankruptcy Proceeding, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than other creditors of the Company, including holders of the Notes.

     Upon the occurrence of a Payment Default on Designated Senior Indebtedness, no payment or distribution of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by or on behalf of the Company or any Subsidiary of the Company, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of any Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Subsidiary of the Company, directly or indirectly in any manner, payment in respect of all or any portion of Notes commencing on the date of receipt by the Trustee of written notice from the representative of the holders of Designated Senior Indebtedness (the "Representative") of the occurrence of such Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or otherwise ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     Upon the occurrence of a Non-Payment Event of Default on Designated Senior Indebtedness, no payment or distribution of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes by the Company) may be made by the Company or any Subsidiary of the Company, including, without limitation, by way of set-off or otherwise, for or on account of the Notes, or for or on account of the purchase, redemption or other acquisition of any Notes, and neither the Trustee nor any holder or owner of any Notes shall take or receive from the Company or any Subsidiary of the Company, directly or indirectly in any manner, payment in respect of all or any portion of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or otherwise shall have ceased to exist or such Designated Senior Indebtedness shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Representative, after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. Notwithstanding any other provision of the Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no such additional Payment Blockage Period shall extend beyond the Initial Blockage Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Indenture, no Non-Payment Event of Default with respect to Designated Senior Indebtedness which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such Non-Payment Event of Default shall have been cured or waived for a period of not less than 90 consecutive days.

     If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "-- Events of Default."

     A holder of Notes by its acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants:

  Limitation on Additional Indebtedness

     The Company will not, directly or indirectly, incur (as defined) any Indebtedness (including Acquired Indebtedness); provided that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company may incur Indebtedness (including Acquired Indebtedness) if after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.25 to 1. In addition, none of the Subsidiaries of the Company will, directly or indirectly, incur any Subsidiary Indebtedness; provided that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Subsidiary Indebtedness, any of the Company's Subsidiaries may incur Subsidiary Indebtedness if, after giving effect to the incurrence of such Subsidiary Indebtedness and the receipt and application of the proceeds thereof, such Subsidiary's Consolidated Fixed Charge Coverage Ratio is at least 2.50 to 1.

     Notwithstanding the foregoing, the Company and its Subsidiaries may incur Permitted Indebtedness; provided that the Company will not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

  Limitation on Other Senior Subordinated Indebtedness

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness that is both (i) subordinated in right of payment to any Senior Indebtedness of the Company or any of its Subsidiaries, as the case may be, and (ii) senior in right of payment to the Notes. For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes, if it is not explicitly subordinated in right of payment to Senior Indebtedness at least to the same extent as the Notes are subordinated to such Senior Indebtedness.

  Limitation on Restricted Payments

     The Company will not make, and will not permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment, unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "-- Limitation on Additional Indebtedness" above; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of (1) 50% of the Company's cumulative Consolidated Net Income (or minus 100% of any cumulative deficit in Consolidated Net Income during such period) plus (2) 100% of the aggregate Net Proceeds received by the Company from the issue or sale after the Issue Date of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which has been so converted, exercised or exchanged, as the case may be plus (3) without duplication of any amounts included in clause (c)(2) above, 100% of the aggregate Net Proceeds received by the Company of any equity contribution from a holder of the Company's Capital Stock, plus (4) $5.0 million, excluding in the case of clauses (c)(2) and (3), any Net Proceeds from a Public Equity Offering to the extent used to redeem the Notes. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

The provisions of this covenant shall not prohibit (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture; (ii) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinated to the Notes by conversion into, or by or in exchange for, shares of Capital Stock of the Company (other than Disqualified Capital Stock) or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock); (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness of the Company (other than any Indebtedness owed to a Subsidiary) that is contractually subordinated in right of payment to the Notes to at least the same extent as the Indebtedness being redeemed or retired; (iv) the retirement of any shares of Disqualified Capital Stock of the Company by conversion into, or by exchange for, shares of Disqualified Capital Stock of the Company, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock of the Company; (v) so long as no Default or Event of Default shall have occurred and be continuing, payments made with respect to extinguishment of fractional shares or odd-lot shares not to exceed $250,000 in the aggregate; (vi) payments to a holding company that, directly or indirectly, owns all of the outstanding Capital Stock of the Company, in amounts sufficient to pay: (w) franchise taxes and other fees required to maintain its corporate existence, (x) costs associated with preparation of required documents for filing with the Securities and Exchange Commission and with any exchange on which such company's securities are traded,
(y) federal, state, foreign and local taxes to the extent that such taxes are attributable to the ownership of the Company and its Subsidiaries, and (z) other operating or administrative costs of up to $200,000 per year; or (vii) so long as no Default or Event of Default shall have occurred and be continuing, payments, directly or indirectly, to employees to repurchase Capital Stock or other securities of the Company or of a holding company that, directly or indirectly, owns all of the outstanding Capital Stock of the Company upon the death, disability or termination of employment of such employees, in amounts not to exceed, in the aggregate, $1.5 million per year; provided that in calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to clauses (i), (v) and (vii) shall be included in such calculation.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon the Company's latest available financial statements, and that no Default or Event of Default has occurred and is continuing and no Default or Event of Default will occur immediately after giving effect to any such Restricted Payments.

  Limitation on Liens

     The Company will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any of its Subsidiaries or any shares of Capital Stock or Indebtedness of any Subsidiary of the Company which owns property or assets, now owned or hereafter acquired, unless (i) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes.

  Limitation on Transactions with Affiliates

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly Owned Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a fair market value in excess of $2.0 million which is not permitted under clause (i) above, the Company must obtain a resolution of the Board of Directors of the Company certifying that such Affiliate

Transaction complies with clause (ii) above. In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a fair market value in excess of $10.0 million which is not permitted under clause (i) above, the Company must obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under "-- Limitation on Restricted Payments" above or (ii) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors or employees of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management.

  Limitation on Certain Asset Sales

     The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company or such applicable Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company, and evidenced by a board resolution); (ii) not less than 80% of the consideration received by the Company or such applicable Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and (iii) the Asset Sale Proceeds received by the Company or such Subsidiary are applied (a) first, to the extent the Company or any such Subsidiary, as the case may be, elects, or is required, to prepay, repay or purchase indebtedness under any then existing Senior Indebtedness of the Company or any such Subsidiary within 12 months following the receipt of the Asset Sale Proceeds from any Asset Sale; provided that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or any such Subsidiary as conducted on the Issue Date; provided that such investment occurs on or prior to the 365th day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and (c) third, if on the Reinvestment Date the Available Asset Sale Proceeds exceed $10.0 million, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Available Asset Sale Proceeds not required to repurchase Notes.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the holders stating, among other things: (1) that such holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date; (2) the purchase date, which shall be no earlier than 30 days and not later than 45 days from the date such notice is mailed; (3) the instructions that each holder must follow in order to have such Notes purchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the purchase of such Notes.

     In the event of the transfer of substantially all of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under "-- Merger, Consolidation or Sale of Assets" below, the successor Person shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Preferred Stock of Subsidiaries

     The Company will not permit any of its Subsidiaries to issue any Preferred Stock (except Preferred Stock issued to the Company or a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to hold any such Preferred Stock unless the Company or such Subsidiary would be entitled to incur or assume Indebtedness under "-- Limitation on Additional Indebtedness" above (other than Permitted Indebtedness) in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

  Limitation on Capital Stock of Subsidiaries

     The Company will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary of the Company or (ii) permit any of its Subsidiaries to issue any Capital Stock, other than to the Company or a Wholly Owned Subsidiary of the Company. The foregoing restrictions shall not apply to an Asset Sale made in compliance with " -- Limitation on Certain Asset Sales" above or the issuance of Preferred Stock in compliance with " -- Limitation on Preferred Stock of Subsidiaries" above.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to (a)(i) pay dividends or make any other distributions to the Company or any Subsidiary of the Company (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits or (ii) repay any Indebtedness or any other obligation owed to the Company or any Subsidiary of the Company, (b) make loans or advances or capital contributions to the Company or any of its Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of: (i) encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date; (ii) applicable law; (iii) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired; (iv) customary non-assignment provisions in leases or other agreements entered in the ordinary course of business and consistent with past practices; (v) Refinancing Indebtedness; provided that such restrictions are no more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; or (vi) customary restrictions in security agreements or mortgages securing Indebtedness of the Company or a Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages.

  Limitation on Sale and Lease-Back Transactions

     The Company will not, and will not permit any of its Subsidiaries to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined in good faith by the Board of Directors of the Company and evidenced by a board resolution and (ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with " -- Limitation on Additional Indebtedness" above.

  Payments for Consent

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

CHANGE OF CONTROL OFFER

     Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase (the "Change of Control Offer") each holder's outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date (as defined) in accordance with the procedures set forth below.

     Within 20 days of the occurrence of a Change of Control, the Company shall
(i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

          (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment;

          (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date"));

          (3) that any Note not tendered will continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

          (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

          (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered;

          (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

          (9) the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Company shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Indenture requires that if the New Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described in the second preceding paragraph, but in any event within 20 days following any Change of Control, the Company covenants to (i) repay in full all obligations and terminate all commitments under or in respect of the New Credit Facility and all other Senior Indebtedness the terms of which require repayment upon a Change of Control or offer to repay in full all obligations and terminate all commitments under or in respect of the New Credit Facility and all such Senior Indebtedness and repay the Indebtedness owed to each such lender who has accepted such offer or (ii) obtain the requisite consents under the New Credit Facility and all such other Senior Indebtedness to permit the repurchase of the Notes as described above. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (iii) under "-- Events of Default" below if not cured within 30 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the New Credit Facility and all such other Senior Indebtedness or obtain requisite consents under the New Credit Facility and all such other Senior Indebtedness.

     The Indenture will further provide that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated indebtedness or Preferred Stock in the event of a Change of Control, the Company shall not consummate any such offer or distribution with respect to such subordinated indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Company will not and will not permit any of its Subsidiaries to consolidate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any Person unless: (i) the Company or such Subsidiary, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Subsidiary) formed by such consolidation or into which the Company or such Subsidiary, as the case may be, is merged or to which the properties and assets of the Company or such Subsidiary, as the case may be, are sold, assigned, transferred, leased, conveyed or otherwise disposed of shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Subsidiary, as the case may be, under the Indenture, the Notes and the obligations thereunder shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under " -- Certain Covenants -- Limitation on Additional

Indebtedness" above provided, however that this provision will not prevent the Company from merging into an Affiliate of the Company for the sole purpose of creating a holding company whose sole asset will be all of the outstanding capital stock of the Company or shares of a shell corporation whose only assets are all of the outstanding capital stock of the Company.

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

          (i) default in payment of any principal of, or premium, if any, on the Notes whether at maturity, upon redemption or otherwise (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

          (ii) default for 30 days in payment of any interest on the Notes;

          (iii) default by the Company or any Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of a default with respect to the "Change of Control" or "Merger, Consolidation or Sale of Assets" covenants which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (iv) failure to pay when due principal, interest or premium in an aggregate amount of $5.0 million or more with respect to any Indebtedness of the Company or any Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $3.0 million or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

          (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million shall be rendered against the Company or any Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

          (vi) failure to redeem or otherwise retire the Convertible Senior Subordinated Debentures by the end of the thirtieth day following the Issue Date; provided that if such thirtieth day is not a Business Day (as defined in the indenture relating to the Convertible Senior Subordinated Debentures), such period shall extend to the end of the next Business Day; and

          (vii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Subsidiary thereof.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization or a failure to redeem the Convertible Senior

Subordinated Debentures) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and (i) such amounts shall become immediately due and payable or (ii) if there are any amounts outstanding under the New Credit Facility, such amounts shall become immediately due and payable upon the first to occur of an acceleration under the New Credit Facility or five business days after receipt by the Company and the representative under the New Credit Facility of a notice of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if (i) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture; (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and (iii) in the event of the cure or waiver of an Event of Default of the type described in clause
(vii) of the above Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations provided for in the Indenture and under the Trust Indenture Act.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Company may elect either (a) to defease and be discharged from any and all of its obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to the Notes under certain covenants contained in the Indenture ("covenant defeasance") upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or non-callable U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) (A) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (B) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit; (iii) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any or its Subsidiaries is bound; (iv) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;
(v) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or the covenant defeasance have been complied with; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including, without limitation, those arising under the Indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) certain other customary conditions precedent are satisfied.

MODIFICATION OF INDENTURE

     From time to time, the Company and the Trustee may, without the consent of holders of the Notes, amend or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not, in the opinion of the Trustee, materially and adversely affect the rights of any holder. The Indenture contains provisions permitting the Company and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture, except that no such modification shall, without the consent of each holder affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture; (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Note; (iii) reduce the principal of or premium on or change the stated maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor; (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York; (v) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note; (vi) make any change in provisions of the Indenture protecting the right of each holder of Notes to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default; (vii) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or (viii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the holders of Notes.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, it will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 90 days after the end of the Company's fiscal year and on or before 45 days after the end of each of the first, second and third fiscal quarters in each year an

Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default, its status and the intended method of cure, if any.

THE TRUSTEE

     The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption and, further, is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The Notes will be issued in a transaction exempt from registration under the Act and will be subject to the restrictions on transfer described in "Notice to Investors."

     The registered holder of a Note may be treated as the owner of it for all purposes.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged into or consolidated with any other Person or which is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary or such merger, consolidation or acquisition.

     "Affiliate" means, with respect to any specific Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Asset Acquisition" means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company or (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease or other disposition (including any Sale and Lease-Back Transaction), other than to the Company or any of its Wholly Owned Subsidiaries, in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Subsidiary of the Company or (b) any other property or assets of the Company or of any Subsidiary thereof; provided that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $2.0 million; (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "-- Merger, Consolidation or Sale of Assets;" (iii) a disposition of inventory in the ordinary course of business; (iv) an exchange of property for other similar property structured on a tax-free, like-kind basis; or (v) the issuance of shares of a wholly owned Subsidiary of the Company solely to the shareholders of the Company in a transaction pursuant to which the Company becomes a Wholly Owned direct or indirect subsidiary of such Subsidiary.

     "Asset Sale Proceeds" means, with respect to any Asset Sale, (i) cash received by the Company or any Subsidiary of the Company from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, (c) provision for minority interest holders in any Subsidiary of the Company as a result of such Asset Sale, (d) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (e) deduction of appropriate amounts to be provided by the Company or a Subsidiary of the Company as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and (ii) promissory notes and other noncash consideration received by the Company or any Subsidiary of the Company from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of (i) the fair value of the property subject to such arrangement and (ii) the present value (discounted at the rate of 10%, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (iii)(a) or (iii)(b) of "-- Certain
Covenants -- Limitations on Certain Asset Sales," and which have not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c) of the first paragraph of "-- Certain Covenants -- Limitation on Certain Asset Sales."

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; and (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million.

     A "Change of Control" of the Company will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange
Act) of 50% or more of the total voting or economic power of the Company's Common Stock; (ii) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner of more than 33 1/3% of the total voting power of the Company's Common Stock and the Permitted Holders beneficially own, in the aggregate, a lesser percentage of the total voting power of the Common Stock of the Company than such other Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company;
(iii) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than (x) a merger or consolidation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger or (y) a merger of the Company with an Affiliate of the Company (or a shell corporation with no shareholders formed solely for the purpose of creating a holding company) for the sole purpose of creating a holding company whose sole asset, directly or indirectly, will be all of the outstanding capital stock of the Company; or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by 66 2/3% of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence (and the application of the proceeds thereof) or repayment of any Indebtedness of such Person or any of its Subsidiaries giving rise to the need to make such calculation and any incurrence (and the application of the proceeds thereof) or repayment of other Indebtedness, other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence (and the application of the proceeds thereof) or repayment, as the case may be, occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA (provided that such EBITDA shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition

(including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause
(1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more Interest Rate Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis (including, but not limited to (i) Redeemable Dividends, whether paid or accrued; (ii) imputed interest included in Capitalized Lease Obligations; (iii) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; (iv) the net costs associated with Interest Rate Agreements and other hedging obligations; (v) the interest portion of any deferred payment obligation; (vi) amortization of discount or premium, if any; and (vii) all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company) minus amortization of deferred financing costs and expenses.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest (which interest does not cause the Net Income of such other Person to be consolidated into the Net Income of the Person in question in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary; (b) the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation;
(c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded; (d) extraordinary or unusual and non-recurring gains and losses shall be excluded; (e) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded; and (f) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded.

     "Designated Senior Indebtedness," means (a) any Senior Indebtedness under the New Credit Facility and (b) any other Senior Indebtedness which at the time of determination exceeds $25.0 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person and as to which the Trustee has been given written notice of such designation.

     "Disqualified Capital Stock" means any Capital Stock of a Person or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include any Preferred Stock of a Person or a Subsidiary of such Person, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Person or Subsidiary is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Preferred Stock of a Person or any Subsidiary thereof that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of such Person or Subsidiary which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     "EBITDA" means, with respect to any Person and its Subsidiaries, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (b) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined on a consolidated basis in accordance with GAAP; and provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment of such Person shall be included only (x) if cash income has been received by such Person with respect to such Investment during each of the previous four fiscal quarters, or (y) if the cash income derived from such Investment is attributable to Cash Equivalents.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules and regulations of the Commission promulgated thereunder.

     "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time, except that with respect to changes in generally accepted accounting principles that become effective following the Issue Date with respect to non-cash items, such changes shall not be given effect if the Company and its lenders under the New Credit Facility agree not to give effect to such changes for the purpose of evaluating the Company and its Subsidiaries' financial condition or performance under the New Credit Facility.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such

Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations of such Person; (ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed;
(iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor); (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) Disqualified Capital Stock of such Person or any Subsidiary thereof; and (vi) obligations of any such Person under any currency agreement or any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such currency agreement or Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that
(i) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (ii) Indebtedness shall not include any liability for federal, state, local or other taxes and (iii) Indebtedness shall not include interest on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to any Indebtedness.

     "Independent Financial Advisor" means an investment banking firm of national reputation in the United States (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, with respect of any Person, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices of such Person and
(ii) the repurchase of securities of any Person by such Person. For the purposes of the "Limitation on Restricted Payments" covenant, the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

     "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

     "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Net Proceeds" means in the case of any sale of Capital Stock by or equity contribution to any Person, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith.

     "New Credit Facility" means the Credit Agreement dated as of April 11, 1995, between the Company, the lenders party thereto in their capacities as lenders thereunder and KeyBank, National Association, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and, to the extent entered into, any security documents), in each case as such agreements have been and may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Additional Indebtedness" covenant) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer, Treasurer or any Corporate Controller of such Person that shall comply with applicable provisions of the Indenture.

     "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of or premium, if any, or interest on or any other amount payable in connection with Designated Senior Indebtedness.

     "Permitted Holders" means (i) a holding company formed for the sole purpose of owning, directly or indirectly all of the outstanding capital stock of the Company; (ii) Edward F. Crawford, his children or other lineal descendants, probate estate of any such individual, and any trust, so long as one or more of the foregoing individuals is the beneficiary thereunder, and any other corporation, partnership or other entity all of the shareholders, partners, members or owners of which are any of the foregoing; or (iii) any employee stock ownership plan, or any "group" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) in which employees of the Company or its Subsidiaries beneficially own at least 33 1/3% of the Common Stock of the

Company or of a holding company that directly or indirectly owns all of the outstanding Capital Stock of the Company.

     "Permitted Indebtedness" means:

          (i) Indebtedness of the Company or any Subsidiary solely for working capital purposes and not for acquisitions arising under or in connection with the New Credit Facility in an aggregate principal amount not to exceed the greater of (x) $50.0 million or (y) the sum of (A) 45% of the book value of the accounts receivable of the Company and its Subsidiaries on a consolidated basis and (B) 25% of the book value of the inventory of the Company and its Subsidiaries on a consolidated basis outstanding at any time, less any mandatory prepayment actually made thereunder (to the extent, in the case of payments of revolving credit borrowings, that the corresponding commitments have been permanently reduced below $50.0 million) or scheduled payments actually made thereunder;

          (ii) Indebtedness under the Notes;

          (iii) Indebtedness not covered by any other clause of this definition which is outstanding on the Issue Date;

          (iv) Indebtedness of the Company to any Wholly Owned Subsidiary and Indebtedness of any Wholly Owned Subsidiary to the Company or another Wholly Owned Subsidiary;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire property in the ordinary course of business which Purchase Money Indebtedness and Capitalized Lease Obligations do not in the aggregate exceed 5% of the Company's tangible consolidated total assets;

          (vi) Interest Rate Agreements;

          (vii) Refinancing Indebtedness; and

          (viii) additional Indebtedness of the Company and its Subsidiaries not to exceed $10.0 million in aggregate principal amount at any one time outstanding.

     "Permitted Investments" means Investments made on or after the Issue Date consisting of:

          (i) Investments by the Company, or by a Subsidiary thereof, in the Company or a Wholly Owned Subsidiary;

          (ii) Investments by the Company, or by a Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary thereof;

          (iii) Investments in cash and Cash Equivalents;

          (iv) reasonable and customary loans made to employees in connection with their relocation not to exceed $1.0 million in the aggregate at any one time outstanding;

          (v) an Investment that is made by the Company or a Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or such Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under "-- Certain Covenants -- Limitation on Certain Asset Sales" above;

          (vi) Interest Rate Agreements entered into in the ordinary course of the Company's or its Subsidiaries' business; and

          (vii) additional Investments not to exceed $10.0 million in the aggregate at any one time outstanding.

     "Permitted Liens" means (i) Liens on property or assets of, or any shares of Capital Stock of or secured indebtedness of, any corporation existing at the time such corporation becomes a Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Subsidiaries; provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Subsidiary of the Company or merging into the Company or any of its Subsidiaries; (ii) Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, Capital Stock or Indebtedness other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended;
(iii) Liens in favor of the Company or any of its Subsidiaries; (iv) Liens securing industrial revenue bonds; (v) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture; provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item; (vi) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which do not secure any Indebtedness and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (vii) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $3.0 million in the aggregate at any one time outstanding; (viii) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings; (ix) Liens securing Capitalized Lease Obligations permitted to be incurred under clause (v) of the definition of "Permitted Indebtedness"; provided that such Lien does not extend to any property other than that subject to the underlying lease; (x) liens to secure the New Credit Facility; (xi) Liens securing Interest Rate Agreements; (xii) easements or other minor defect or irregularities in title and other charges and encumbrances on property not interfering in any material respect with the use of such property in the business of the Company or the applicable Subsidiary; and (xiii) any extensions, substitutions, replacements or renewals of the foregoing.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Public Equity Offering" means a public offering by the Company or by a holding company which owns, directly or indirectly, all of the outstanding capital stock of the Company of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock.

     "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount of which Indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) the Refinancing

Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all; (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes; (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes; (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly Owned Subsidiary of the Company); (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries (other than Capital Stock owned by the Company or a Wholly Owned Subsidiary of the Company, excluding Disqualified Capital Stock) or any option, warrants or other rights to purchase such Capital Stock; (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity (in each case due within one year of the date of acquisition); (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment; and (v) forgiveness of any Indebtedness of an Affiliate of the Company to the Company or a Subsidiary of the Company. For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Senior Indebtedness" means the principal of and premium, if any, and interest on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with (a) all Indebtedness of the Company owed to lenders under the New Credit Facility; (b) all obligations of the Company with respect to any Interest Rate Agreement; (c) all obligations of the Company to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments; (d) all other Indebtedness of the Company which does not provide that it is to rank pari passu with or subordinate to the Notes; and (e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (i) Indebtedness of the Company to any of its Subsidiaries, or to any Affiliate of the Company or any of such Affiliate's Subsidiaries; (ii) Indebtedness represented by the Notes; (iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness; (iv) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business; (v) Indebtedness incurred in violation of the Indenture;
(vi) Indebtedness represented by Disqualified Capital Stock; and (vii) any Indebtedness to or guaranteed on behalf of, any shareholders, director, officer or employee of the Company or any Subsidiary of the Company.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries, or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

     "Subsidiary Indebtedness" means any Indebtedness other than (i) Indebtedness in the form of, or represented by, bonds or other securities or any guarantee thereof and (ii) Indebtedness which is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

     "Wholly Owned Subsidiary" means any Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

BOOK-ENTRY, DELIVERY AND FORM

     The Original Notes were issued in the form of a Note certificate (the "Original Global Note"). The Original Global Note was deposited on the date of the closing of the sale of the Original Notes offered hereby (the "Closing Date") with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except for Exchange Notes issued to Non-Global Purchasers (as defined below), the Exchange Notes will initially be issued in the form of a Global Note (the "Exchange Global Note"). The Exchange Global Note will be deposited on the date of closing of the Exchange Offer, with, or on behalf of DTC and registered in the name of a nominee of DTC. "Global Notes" means the Original Global Notes or the Exchange Global Notes, as the case may be.

     The Global Note. The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Note, DTC will credit the accounts of persons who have accounts with DTC ("participants") or persons who hold interests through participants designated by such person with portions of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium (if any) and interest on the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium (if any) and interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of the Original Global Note, in registered form, without interest coupons ("Certificated Security") for any reason, including to sell Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and including the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interest in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Securities, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depository for the Global Note and a successor depository is not appointed by the Company within 90 days, the Company will issue Certificated Securities in exchange for the Company's Global Note.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will use reasonable efforts to make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale; provided that such broker-dealer indicates in the Letter of Transmittal that it is a broker-dealer.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer. If the Company gives any such notice to suspend the use of the Prospectus, it shall extend the 180-day period referred to above by the number of days during the period from and including the date of the giving of such notice up to and including when broker-dealers have received copies of the supplement or amended Prospectus necessary to permit resales of Exchange Notes.

     The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Exchange Notes will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
Consolidated Condensed Balance Sheet -- September 30, 1997 (Unaudited)............     F-2
Consolidated Condensed Statements of Income -- Nine Months Ended September 30,         F-3
  1996 and September 30, 1997 (Unaudited).........................................
Consolidated Condensed Statement of Shareholders' Equity -- Nine Months Ended          F-4
  September 30, 1997 (Unaudited)..................................................
Consolidated Condensed Statements of Cash Flows -- Nine Months Ended September 30,     F-5
  1996 and September 30, 1997 (Unaudited).........................................
Notes to Consolidated Condensed Financial Statements (Unaudited)..................     F-6
Report of Ernst & Young LLP, Independent Auditors.................................     F-9
Consolidated Balance Sheets -- December 31, 1995 and December 31, 1996............     F-10
Consolidated Statements of Income -- Years Ended December 31, 1994, 1995 and           F-11
  1996............................................................................
Consolidated Statements of Shareholders' Equity -- Years Ended December 31, 1994,      F-12
  1995 and 1996...................................................................
Consolidated Statements of Cash Flows -- Years Ended December 31, 1994, 1995 and       F-13
  1996............................................................................
Notes to Consolidated Financial Statements........................................     F-14

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
                             (Dollars in thousands)

                                                                                  SEPTEMBER 30
                                                                                      1997
                                                                                  -------------
                                     ASSETS
Current Assets:
  Cash and cash equivalents.....................................................    $   3,786
  Accounts receivable, less allowances for doubtful accounts of $1,335 at
     September 30, 1997.........................................................       82,234
  Inventories...................................................................      111,720
  Deferred taxes................................................................        4,640
  Other current assets..........................................................       11,222
                                                                                     --------
     Total Current Assets.......................................................      213,602
Property, Plant and Equipment...................................................      126,716
  Less accumulated depreciation.................................................       58,719
                                                                                     --------
                                                                                       67,997
Other Assets:
  Excess purchase price over net assets acquired, net...........................       68,705
  Deferred taxes................................................................       13,100
  Other.........................................................................       25,378
                                                                                     --------
                                                                                    $ 388,782
                                                                                     ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Trade accounts payable........................................................    $  41,161
  Accrued expenses..............................................................       31,602
  Current portion of long-term liabilities......................................        7,165
                                                                                     --------
     Total Current Liabilities..................................................       79,928
Long-Term Liabilities, less current portion:
  Long-term debt................................................................      127,584
  Other postretirement benefits.................................................       27,416
  Other.........................................................................        4,714
                                                                                     --------
                                                                                      159,714
Convertible Senior Subordinated Debentures......................................       21,125
Shareholders' Equity:
  Capital stock, par value $1 a share:
     Serial preferred stock.....................................................          -0-
     Common stock...............................................................       10,960
  Additional paid-in capital....................................................       53,481
  Retained earnings.............................................................       65,506
  Treasury stock, at cost.......................................................       (1,932)
                                                                                     --------
                                                                                      128,015
                                                                                     --------
                                                                                    $ 388,782
                                                                                     ========

See notes to consolidated condensed financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
                (Dollars in thousands -- except per share data)

                                                                           NINE MONTHS ENDED
                                                                              SEPTEMBER 30
                                                                          --------------------
                                                                            1996        1997
                                                                          --------    --------
Net sales...............................................................  $261,297    $311,916
Cost of products sold...................................................   217,293     262,060
                                                                          ---------   ---------
  Gross profit..........................................................    44,004      49,856
Selling, general and administrative expenses............................    28,314      31,613
                                                                          ---------   ---------
  Operating income......................................................    15,690      18,243
Other income............................................................    (1,521)       (320)
Interest expense........................................................     5,478       6,078
                                                                          ---------   ---------
  Income from continuing operations before income taxes.................    11,733      12,485
Income taxes............................................................     4,488       4,682
                                                                          ---------   ---------
  Income from continuing operations.....................................     7,245       7,803
Income from discontinued operations, net of tax.........................    11,642         -0-
                                                                          ---------   ---------
  Net income............................................................  $ 18,887    $  7,803
                                                                          =========   =========
Per common share:
  Continuing operations.................................................  $    .66    $    .70
  Discontinued operations...............................................      1.06         -0-
                                                                          ---------   ---------
  Net income............................................................  $   1.72    $    .70
                                                                          =========   =========
Common shares used in the computation...................................    10,977      11,021
                                                                          =========   =========

See notes to consolidated condensed financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

      CONSOLIDATED CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                             (Dollars in thousands)

                                                          ADDITIONAL
                                                COMMON     PAID-IN     RETAINED   TREASURY
                                                 STOCK     CAPITAL     EARNINGS    STOCK         TOTAL
                                                -------   ----------   --------   --------   -------------
Balance January 1, 1997.......................  $10,433    $ 49,337    $ 57,703   ($ 1,775)    $ 115,698
Issuance of General Aluminum Mfg. Company
  earnout shares..............................      375       3,600                                3,975
Exercise of stock options.....................      152         544                  2,658         3,354
Purchase of treasury stock....................                                      (2,815)       (2,815)
Net income....................................                            7,803                    7,803
                                                -------    --------    --------   --------     ---------
Balance September 30, 1997....................  $10,960    $ 53,481    $ 65,506   ($ 1,932)    $ 128,015
                                                =======    ========    ========   ========     =========

See notes to consolidated condensed financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30
                                                                             -----------------
                                                                              1996      1997
                                                                             -------   -------
OPERATING ACTIVITIES
Net income.................................................................  $18,887   $ 7,803
Adjustments to reconcile net income to net cash provided (used) by continuing operations:
     Discontinued operations...............................................  (11,642)      -0-
     Depreciation and amortization.........................................    5,512     7,371
     Deferred taxes........................................................    4,500     1,000
     Gain on sales of investments..........................................   (1,521)     (320)
                                                                             --------  --------
                                                                              15,736    15,854
Changes in operating assets and liabilities of continuing operations excluding acquisitions of businesses:
     Accounts receivable...................................................   (1,524)  (10,013)
     Inventories and other current assets..................................     (346)  (12,245)
     Accounts payable and accrued expenses.................................   (8,820)    4,528
     Other.................................................................   (6,755)   (6,830)
                                                                             --------  --------
       Net Cash Used by Continuing Operations..............................   (1,709)   (8,706)
       Net Cash Provided by Discontinued Operations........................    1,474       -0-
                                                                             --------  --------
       Net Cash Used by Operations.........................................     (235)   (8,706)
INVESTING ACTIVITIES
  Purchases of property, plant and equipment, net..........................   (8,600)   (9,244)
  Cost of acquisitions, net of cash acquired...............................      -0-   (53,933)
  Investments..............................................................   (4,763)     (419)
  Proceeds from sales of investments.......................................    6,065       551
  Proceeds from sale of discontinued operation.............................   48,522       -0-
                                                                             --------  --------
       Net Cash Provided (Used) by Investing Activities....................   41,224   (63,045)
FINANCING ACTIVITIES
  Proceeds from bank arrangements for acquisitions.........................      -0-    54,000
  Proceeds from bank arrangements for operations...........................    9,500    22,000
  Payments on debt.........................................................  (50,976)   (5,096)
  Purchase of treasury stock...............................................      -0-    (2,815)
  Issuance of common stock under stock option plan.........................       57     2,789
                                                                             --------  --------
       Net Cash Provided (Used) by Financing Activities....................  (41,419)   70,878
  Increase (Decrease) in Cash and Cash Equivalents.........................     (430)     (873)
  Cash and Cash Equivalents at Beginning of Period.........................    2,662     4,659
                                                                             --------  --------
  Cash and Cash Equivalents at End of Period...............................  $ 2,232   $ 3,786
                                                                             ========  ========

See notes to consolidated condensed financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

                               September 30, 1997
                 (Dollars in thousands--except per share data)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Certain prior year amounts have been reclassified to conform to the 1997 presentation.

NOTE B -- SALE OF BENNETT INDUSTRIES

     On July 31, 1996, the Company completed the sale of substantially all of the assets of Bennett Industries, Inc. ("Bennett"), a wholly owned subsidiary of the Company which manufactures plastic containers, to North American Packaging Corporation, a wholly owned subsidiary of Southcorp Holdings Limited, an Australian company, for $50.8 million in cash, resulting in a pretax gain of $13.8 million recognized in the third quarter of 1996. The results of operations and changes in cash flows for Bennett for the nine months ended September 30, 1996, have been presented as discontinued operations. Interest expense has been allocated to discontinued operations based on the ratio of net assets discontinued to the total net assets of the consolidated entity plus consolidated debt.

     Summary operating results of the discontinued operations, excluding the above gain on sale of assets, for the nine months ended September 30, 1996 were as follows:

                                                                                 NINE
                                                                             MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                                 1996
                                                                             ------------
     Net sales.............................................................    $ 49,448
     Costs and expenses....................................................      44,502
                                                                               --------
     Income from discontinued operations before income taxes...............       4,946
     Income taxes..........................................................       1,820
                                                                               --------
     Net income from discontinued operations...............................    $  3,126
                                                                               ========

NOTE C -- INVENTORIES

     The components of inventory consist of the following:

                                                                             SEPTEMBER 30
                                                                                 1997
                                                                             -------------
     In-process and finished goods.........................................    $  86,904
     Raw materials and supplies............................................       24,816
                                                                               ---------
                                                                               $ 111,720
                                                                               =========

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                            (UNAUDITED) -- CONTINUED

NOTE D -- FINANCING ARRANGEMENTS

     In June 1997 the Company amended its credit agreement with a group of five banks increasing its credit availability by $50 million to $170 million and extending its maturity date to April 11, 2001.

NOTE E -- SHAREHOLDERS' EQUITY

     At September 30, 1997, capital stock consists of (i) Serial Preferred Stock of which 632,470 shares were authorized and none were issued and (ii) Common Stock of which 20,000,000 shares were authorized and 11,147,462 shares were issued and outstanding, including 187,500 shares held in escrow.

NOTE F -- NET INCOME PER COMMON SHARE

     Net income per common share is based on the weighted average number of common shares outstanding and assumes the exercise of outstanding dilutive stock options and the issuance of certain additional shares subject to earn-out provisions. On a fully diluted basis, both net income and common shares outstanding are adjusted to assume the conversion of the convertible senior subordinated debentures. Fully diluted earnings per share were as follows:

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30
                                                                        -----------------
                                                                         1996      1997
                                                                        -------   -------
     Continuing operations............................................  $   .66   $   .69
     Discontinued operations..........................................      .96       -0-
                                                                        -------   -------
     Net income.......................................................  $  1.62   $   .69
                                                                        =======   =======
     Common shares used in the computation............................   12,128    12,211
                                                                        =======   =======

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of primary earnings per share and fully diluted earnings per share for the nine months ended September 30, 1997 and September 30, 1996 is not expected to be material.

NOTE G -- ACQUISITIONS

     On August 1, 1997, the Company acquired substantially all of the shares of Arden Industrial Products, Inc. ("Arden") for cash of approximately $44 million. The transaction has been accounted for as a purchase. Arden is headquartered in Vadnais Heights, Minnesota and is a national distributor of specialty and standard fasteners to the industrial market. Arden is included in the Company's Logistics segment.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                            (UNAUDITED) -- CONTINUED

NOTE G -- ACQUISITIONS -- CONTINUED
     The following is the estimated value of the net assets of Arden as of August 1, 1997:

     Cash......................................................................  $ 2,711
     Accounts receivable.......................................................   11,503
     Inventories...............................................................   17,764
     Property, plant and equipment.............................................    4,468
     Excess purchase price over net assets acquired............................   20,955
     Other assets..............................................................    2,222
     Trade accounts payable....................................................   (6,437)
     Accrued expenses..........................................................   (2,828)
     Long-term liabilities.....................................................   (6,358)
                                                                                 --------
     Total estimated cost of acquisition.......................................  $44,000
                                                                                 ========

     During the nine months ended September 30, 1997, the Company acquired three other businesses for an aggregate purchase price of approximately $13 million. On October 3, 1997 the Company acquired Arcon Fastener Corporation for $5.6 million. The following unaudited pro forma results of operations assume the acquisitions of Arden and the other businesses discussed above occurred on January 1, 1996. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30
                                                                      -------------------
                                                                        1996       1997
                                                                      --------   --------
         Net sales..................................................  $360,656   $379,530
         Gross profit...............................................    74,739     71,027
         Income from continuing operations..........................     8,083      8,961
         Income from continuing operations per common share.........  $    .74   $    .81
                                                                      =========  =========

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Park-Ohio Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Park-Ohio Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park-Ohio Industries, Inc. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Cleveland, Ohio
February 17, 1997

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                                                          DECEMBER 31
                                                                            1995        1996
                                                                          --------    --------
ASSETS
Current Assets
  Cash and cash equivalents.............................................  $  2,662    $  4,659
  Accounts receivable, less allowances for doubtful accounts of $787 in
     1995 and $1,048 in 1996............................................    55,121      58,764
  Inventories...........................................................    80,702      83,758
  Deferred tax assets...................................................     8,000       3,000
  Other current assets..................................................     3,935       5,718
                                                                          --------    --------
          Total Current Assets..........................................   150,420     155,899
Property, Plant and Equipment
  Land and land improvements............................................     2,401       2,599
  Buildings.............................................................    20,800      21,520
  Machinery and equipment...............................................    70,916      82,743
                                                                          --------    --------
                                                                            94,117     106,862
  Less accumulated depreciation.........................................    49,691      53,054
                                                                          --------    --------
                                                                            44,426      53,808
Other Assets
  Excess purchase price over net assets acquired, net...................    41,991      40,305
  Net assets of discontinued operations.................................    33,694         -0-
  Deferred taxes........................................................    15,400      14,100
  Other.................................................................    15,816      18,798
                                                                          --------    --------
                                                                          $301,747    $282,910
                                                                          ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Trade accounts payable................................................  $ 30,859    $ 28,545
  Accrued expenses......................................................    17,013      20,695
  Current portion of long-term liabilities..............................     5,829       6,936
                                                                          --------    --------
          Total Current Liabilities.....................................    53,701      56,176
Long-Term Liabilities, less current portion
  Long-term debt........................................................    92,450      55,571
  Other postretirement benefits.........................................    30,562      28,442
  Other.................................................................     6,845       4,788
                                                                          --------    --------
                                                                           129,857      88,801
Convertible Senior Subordinated Debentures..............................    22,235      22,235
Shareholders' Equity
  Capital stock, par value $1 a share
     Serial preferred stock:
       Authorized -- 632,470 shares; Issued -- none.....................       -0-         -0-
  Common stock:
     Authorized -- 20,000,000 shares
       Issued and outstanding -- 10,401,881 shares in 1995 and
        10,432,998 in 1996..............................................    10,402      10,433
  Additional paid-in capital............................................    49,184      49,337
  Retained earnings.....................................................    36,368      57,703
  Treasury stock, at cost, 126,225 shares in 1996.......................       -0-      (1,775)
                                                                          --------    --------
                                                                            95,954     115,698
                                                                          --------    --------
                                                                          $301,747    $282,910
                                                                          ========    ========

See notes to consolidated financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (Dollars in thousands -- except per share data)

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1994        1995        1996
                                                              --------    --------    --------
Net sales...................................................  $129,216    $289,501    $347,679
Costs and expenses:
  Cost of products sold.....................................   104,225     240,871     289,400
  Selling, general and administrative expenses..............    16,838      30,020      38,131
  Restructuring charge......................................       -0-         -0-       2,652
  Other income..............................................       -0-        (214)     (4,204)
  Interest expense..........................................     1,501       5,911       6,947
                                                              --------    --------    --------
     Income from continuing operations before income
       taxes................................................     6,652      12,913      14,753
Income taxes (benefit)......................................    (1,826)     (6,900)      5,060
                                                              --------    --------    --------
     Income from continuing operations......................     8,478      19,813       9,693
Discontinued operations:
  Income from operation of Bennett Industries...............     4,006       4,221       3,126
  Gain on disposal of Bennett Industries, net of income
     taxes..................................................       -0-         -0-       8,516
                                                              --------    --------    --------
     Income from discontinued operations....................     4,006       4,221      11,642
                                                              --------    --------    --------
       Net income...........................................  $ 12,484    $ 24,034    $ 21,335
                                                              ========    ========    ========
Net income per common share:
  Continuing operations.....................................  $   1.00    $   1.93    $    .88
  Discontinued operations...................................       .49         .41        1.06
                                                              --------    --------    --------
  Net income................................................  $   1.49    $   2.34    $   1.94
                                                              ========    ========    ========
Common shares used in the computation.......................     8,092      10,257      10,960
                                                              ========    ========    ========

See notes to consolidated financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (Dollars in thousands)

                                                        ADDITIONAL
                                             COMMON      PAID-IN      RETAINED    TREASURY
                                              STOCK      CAPITAL      EARNINGS     STOCK       TOTAL
                                             -------    ----------    --------    --------    --------
Balance at January 1, 1994.................  $ 6,771     $ 11,312     $   (150)   $    -0-    $ 17,933
Net income.................................                             12,484                  12,484
Issuance of Kay Home Products earn-out
  shares...................................    1,150       10,925                               12,075
Sale of common stock.......................      271        3,952                                4,223
                                             -------      -------      -------     -------    --------
Balance at December 31, 1994...............    8,192       26,189       12,334         -0-      46,715
Net income.................................                             24,034                  24,034
Acquisition of RB&W Corporation............    2,023       21,251                               23,274
Issuance of General Aluminum Mfg. Company
  earn-out shares..........................      187        1,744                                1,931
                                             -------      -------      -------     -------    --------
Balance at December 31, 1995...............   10,402       49,184       36,368         -0-      95,954
Exercise of stock options..................       31          153                                  184
Purchase of treasury stock.................                                         (1,775)     (1,775)
Net Income.................................                             21,335                  21,335
                                             -------      -------      -------     -------    --------
Balance at December 31, 1996...............  $10,433     $ 49,337     $ 57,703    $ (1,775)   $115,698
                                             =======      =======      =======     =======    ========

See notes to consolidated financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1994        1995        1996
                                                              --------    --------    --------
OPERATING ACTIVITIES
  Net Income................................................  $ 12,484    $ 24,034    $ 21,335
  Adjustments to reconcile net income to net cash provided
     (used) by continuing operations:
       Discontinued operations..............................    (4,006)     (4,221)    (11,642)
       Gain on sale of investments..........................       -0-         -0-      (1,552)
       Depreciation and amortization........................     3,213       6,278       7,998
       Tax benefit resulting from reduction of valuation
          allowance on deferred tax assets..................    (2,000)     (8,100)        -0-
       Deferred income taxes................................       -0-         -0-       4,500
                                                              ---------   ---------   ---------
                                                                 9,691      17,991      20,639
  Changes in operating assets and liabilities excluding
     acquisitions of businesses:
     Accounts receivable....................................      (192)     (2,479)     (3,643)
     Inventories............................................    (5,766)    (14,914)     (3,056)
     Accounts payable and accrued expenses..................       424      (5,473)     (1,214)
     Other..................................................      (819)     (4,855)     (7,040)
                                                              ---------   ---------   ---------
       Net Cash Provided (Used) by Continuing Operations....     3,338      (9,730)      5,686
       Net Cash Provided by Discontinued Operations.........     5,689       5,738       2,040
                                                              ---------   ---------   ---------
       Net Cash Provided (Used) by Operating Activities.....     9,027      (3,992)      7,726
INVESTING ACTIVITIES
  Purchases of property, plant and equipment, net...........   (11,749)    (13,632)    (15,590)
  Costs of acquisitions.....................................    (2,114)    (35,793)        -0-
  Investments...............................................       -0-         -0-      (5,427)
  Proceeds from sales of investments........................       -0-         -0-       6,315
  Proceeds from sale of discontinued operations, net of
     $4,500 of income taxes.................................       -0-         -0-      46,313
  Other.....................................................    (2,909)        -0-         -0-
                                                              ---------   ---------   ---------
       Net Cash Provided (Used) by Investing Activities.....   (16,772)    (49,425)     31,611
FINANCING ACTIVITIES
  Proceeds from bank arrangements...........................    11,350      86,969       9,500
  Payments on long-term debt................................   (26,661)    (33,062)    (45,249)
  Proceeds from convertible senior subordinated debentures,
     net....................................................    20,872         -0-         -0-
  Issuance of common stock..................................     4,223         -0-         184
  Purchase of treasury stock................................       -0-         -0-      (1,775)
                                                              ---------   ---------   ---------
       Net Cash (Used)Provided by Financing Activities......     9,784      53,907     (37,340)
                                                              ---------   ---------   ---------
       Increase in Cash and Cash Equivalents................     2,039         490       1,997
       Cash and Cash Equivalents at Beginning of Year.......       133       2,172       2,662
                                                              ---------   ---------   ---------
       Cash and Cash Equivalents at End of Year.............  $  2,172    $  2,662    $  4,659
                                                              =========   =========   =========

See notes to consolidated financial statements.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1994, 1995 AND 1996
                (DOLLARS IN THOUSANDS -- EXCEPT PER SHARE DATA)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

     Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost (principally the first-in, first-out method) or market value. If the first-in, first-out method of inventory accounting had been used exclusively by the Company, inventories would have been approximately $4,928 and $4,921 higher than reported at December 31, 1995 and 1996, respectively.

  Major Classes of Inventories

                                                                     DECEMBER 31
                                                                  ------------------
                                                                   1995       1996
                                                                  -------    -------
          In-process and finished goods.........................  $58,215    $60,587
          Raw materials and supplies............................   22,487     23,171
                                                                  -------    -------
                                                                  $80,702    $83,758
                                                                  =======    =======

     Property, Plant and Equipment: Property, plant and equipment are carried at cost. Major additions are capitalized and betterments are charged to accumulated depreciation; expenditures for repairs and maintenance are charged to operations. Depreciation of fixed assets is computed principally by the straight-line method based on the estimated useful lives of the assets.

     Excess Purchase Price Over Net Assets Acquired: The Company records amortization of excess purchase price over the fair value of net assets acquired (see Note B) over twenty-five years using the straight-line method. Management periodically evaluates for possible impairment the current value of these intangibles through cash flow and income analyses of the acquired businesses. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. The company adopted Statement No. 121 during the first quarter of 1996. The financial statement effect of adoption was not material.

     Pensions: The Company and its subsidiaries have pension plans, principally noncontributory defined benefit or noncontributory defined contribution plans, covering substantially all employees. For the defined benefit plans, benefits are based on the employee's years of service and the Company's policy is to fund that amount recommended by its independent actuaries. For the defined contribution plans, the costs charged to operations and the amount funded are based upon a percentage of the covered employees' compensation.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

     Stock-Based Compensation: The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Income Taxes: The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the current enacted tax rates.

     Net Income Per Common Share: Net income per common share is based on the weighted average number of common shares outstanding and assumes the exercise of outstanding dilutive stock options and the issuance of certain additional shares subject to earn-out provisions. On a fully-diluted basis, both net income and common shares outstanding are adjusted to assume the conversion of the convertible senior subordinated debentures issued in 1994. Fully diluted earnings per share were as follows:

                                                               YEARS ENDED DECEMBER 31
                                                            -----------------------------
                                                             1994       1995       1996
                                                            -------    -------    -------
        Continuing operations.............................  $  1.04    $  1.86    $   .88
        Discontinued operations...........................      .45        .37        .96
                                                             ------     ------     ------
        Net income........................................  $  1.49    $  2.23    $  1.84
                                                             ======     ======     ======
        Common shares used in the computation.............    8,815     11,467     12,111
                                                             ======     ======     ======

     During 1994 and 1995, the Company's utilization of net operating loss carryforwards and reduction in valuation allowances for deferred tax assets (See Note F) had the effect of increasing income per common share from continuing operations by $.53 in 1994 and $1.18 in 1995. Accordingly, income per common share from continuing operations on a fully taxable basis is as follows:

                                                               YEARS ENDED DECEMBER 31
                                                            -----------------------------
                                                             1994       1995       1996
                                                            -------    -------    -------
        Pro forma income per common share from continuing
          operations on a fully taxable basis.............  $   .47    $   .75    $   .88
                                                             ======     ======     ======

     Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest rate swap agreement is designated with a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates of the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt.

     Revenue Recognition: For the majority of its operations, the Company recognizes revenues upon shipment of its product. Revenues on long-term contracts are recognized using the percentage of completion method of accounting, under which the sales value of performance is recognized on the basis of the percentage each contract's cost to date bears to the total estimated cost. The recognition of profit, based upon anticipated final costs, is made only after evaluation of the contract status at critical milestones. The Company's contracts generally provide for billing of customers. Revenues earned on contracts in process in excess of billings are classified in other current assets in the accompanying balance sheet.

     Environmental: The Company accrues environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Costs which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

Company records a liability when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers.

     Concentration of Credit Risk: The Company sells its products to customers in diversified industries. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. As of December 31, 1996 the Company had uncollateralized receivables with six customers in the automotive and truck industry each with several locations approximating $19,988 which represents 34% of the Company's trade accounts receivable. During 1996, sales to these customers amounted to approximately $103,028 which represents 30% of the Company's net sales.

     Reclassifications: Certain prior year amounts have been reclassified to conform to the 1996 presentation.

NOTE B -- ACQUISITIONS

     On March 31, 1995, the Company acquired all of the shares of RB&W Corporation (RB&W) in exchange for 2,023,000 shares of the Company's common stock ($11.50 market value as of March 31, 1995) and cash of $30,968. The transaction has been accounted for as a purchase.

     The table below reflects the current value of the net assets acquired of RB&W:

            Cash................................................    $    510
            Accounts receivable.................................      29,551
            Inventories.........................................      36,131
            Property, plant and equipment.......................       5,591
            Excess purchase price over net assets acquired......      25,596
            Deferred tax assets.................................      13,300
            Other assets........................................      12,620
            Notes payable.......................................     (28,739)
            Trade accounts payable..............................     (21,524)
            Accrued expenses....................................      (9,172)
            Long-term liabilities...............................      (9,622)
                                                                    --------
                                                                    $ 54,242
                                                                    ========

     The following unaudited pro forma results of operations assume the acquisition occurred on January 1, 1995. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of continuing operations which actually would have resulted had the acquisition occurred on the date indicated.

                                                                    YEAR ENDED
                                                                 DECEMBER 31, 1995
                                                                 -----------------
Net sales....................................................        $ 336,533
Gross profit.................................................           47,255
Income from continuing operations............................           18,797
Income from continuing operations per common share...........        $    1.74

     During 1995, the Company also purchased certain assets of four companies for a total cost of $6,400 which includes $1,500 for The Ajax Manufacturing Company, purchased from a related party. The operations of these businesses prior to the dates of acquisition were not material to the Company.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

     On October 15, 1993, the Company acquired General Aluminum Mfg. Company (GAMCO), by issuing 250,000 shares of its common stock valued at $3,127 in exchange for the outstanding shares of GAMCO. An additional 187,500 shares of common stock valued at $1,931 which represents purchase price in excess of net assets acquired, were issued in March, 1995 and an additional 375,000 shares of common stock will be issued at a value to be determined at the date of issuance during 1997 as a result of GAMCO achieving certain income levels during 1996 as specified in the purchase agreement. Up to an additional 187,500 shares of common stock may be issued in 1998 if GAMCO achieves certain income levels during the year ending December 31, 1997. Throughout 1996, the 375,000 shares to be issued in 1997 were included in the earnings per share calculation on a weighted average basis when it appeared likely such shares would be issued pursuant to this agreement.

NOTE C -- SALE OF BENNETT INDUSTRIES

     On July 31, 1996, the Company completed the sale of substantially all of the assets of Bennett Industries, Inc. ("Bennett"), a wholly-owned subsidiary which manufactures plastic containers, to North America Packaging Corporation, a wholly-owned subsidiary of Southcorp Holdings Limited, an Australian company, for $50.8 million in cash, resulting in a pre-tax gain of $13.8 million. The results of operations and changes in cash flows for Bennett have been classified as discontinued operations for all periods presented in the related consolidated statements of income and consolidated statements of cash flows, respectively. Interest expense has been allocated to discontinued operations based on the ratio of net assets discontinued to the total net assets of the consolidated entity plus consolidated debt. The assets and liabilities of Bennett have been classified in the consolidated balance sheets as net assets of discontinued operations at December 31, 1995.

     Summary operating results of the discontinued operations, excluding the above gain on sale, for the years ended December 31, 1994, 1995 and 1996 were as follows:

                                                                    YEAR ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Sales.........................................................  $62,311     $81,929     $49,448
Costs and expenses............................................   58,305      77,708      44,502
                                                                -------     -------     -------
Income from discontinued operations before income taxes.......    4,006       4,221       4,946
Income taxes..................................................      -0-         -0-       1,820
                                                                -------     -------     -------
Net income from discontinued operations.......................  $ 4,006     $ 4,221     $ 3,126
                                                                =======     =======     =======

NOTE D -- ACCRUED EXPENSES

     Accrued expenses include the following:

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Self-insured liabilities.................................................  $ 1,959     $ 2,521
Warranty and installation accruals.......................................    2,060       2,752
Accrued payroll and payroll-related items................................    2,977       3,112
State and local taxes....................................................    1,136       2,422
Advance billings.........................................................    1,301       1,646
Restructuring reserve (see Note M).......................................      -0-       2,653
Acquisition liabilities..................................................    2,196         -0-
Interest payable.........................................................      780         248
Sundry...................................................................    4,604       5,341
                                                                           -------     -------
          Totals.........................................................  $17,013     $20,695
                                                                           =======     =======

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE E -- FINANCING ARRANGEMENTS

     Long-term debt consists of the following:

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Term loan, payable in quarterly installments of $1,250 through December
  31, 2001, final payment due March 31, 2002.............................  $35,000     $32,500
Revolving credit maturing on March 31, 1999..............................   59,000      26,000
Other....................................................................    2,503       2,254
                                                                           -------     -------
                                                                            96,503      60,754
Less current maturities..................................................    4,053       5,183
                                                                           -------     -------
          Total..........................................................  $92,450     $55,571
                                                                           =======     =======

     Maturities of long-term debt during each of the five years following December 31, 1996 are approximately $5,183 in 1997, $5,325 in 1998, $31,523 in
1999, $5,526 in 2000 and $5,132 in 2001.

     The Company has a credit agreement with a group of banks under which it may borrow up to $125 million ($35 million term loan and $90 million revolving credit commitments, respectively)on an unsecured basis. Interest is payable quarterly at the prime lending rate (8.25% at December 31, 1996)or at the Company's election, at LIBOR plus a percentage which fluctuates based on specific financial ratios (which aggregated 6.6% at December 31, 1996). The weighted average rate on borrowings was 6.6% at December 31, 1996. The credit agreement expires on March 31, 1999.

     The Company has agreements on which up to $3 million in standby letters of credit and commercial letters of credit may be issued. In addition to the bank's customary letter of credit fees, a 1% fee is assessed on standby letters of credit on an annual basis. As of December 31, 1996, in addition to amounts borrowed under the revolving credit agreement, there is $2.2 million outstanding primarily for standby letters of credit. A fee of 1/4% is imposed by the bank on the unused portion of available borrowings.

     The credit agreement contains limitations on borrowings, investments, lease rentals, capital expenditures and acquisitions or mergers, and requires maintenance of specific financial ratios and a minimum net worth.

     As of December 31, 1996, the Company has interest rate swap agreements for notional borrowings of $50 million in which the Company pays a fixed rate and receives a floating rate equal to the three month LIBOR rate. The weighted average pay rate and receive rate under these agreements is 5.83% and 5.55%, respectively. These agreements mature during 2000.

     During 1994, the Company sold $22,235 of its 7 1/4% convertible senior subordinated debentures and $4,200 of its common stock at $15.75 a share. The debentures are convertible into shares of the Company's common stock at a price of $19.32 per share or a rate of 51.76 shares per $1 thousand principal amount of debentures and are subordinated to all senior indebtedness of the Company. Subsequent to December 15, 1996, the debentures may be redeemed at the option of the Company, in whole or in part, initially at 107% and thereafter at prices declining to 100% on and after December 15, 2003 together with accrued interest. Sinking fund payments begin in 2000 in an amount sufficient to retire annually 20% of the aggregate principal amount of debentures issued, calculated to retire 80% of the debentures prior to maturity. Interest is payable semi-annually.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE F -- INCOME TAXES

     Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Deferred tax assets:
  Postretirement benefit obligation......................................  $11,200     $10,600
  Tax net operating loss carryforwards...................................    9,000       5,100
  Inventory..............................................................    4,300       4,500
  Tax credits............................................................    1,200         600
  Other -- net...........................................................    5,600       3,400
                                                                           -------     -------
          Total deferred tax assets......................................   31,300      24,200
Deferred tax liabilities:
  Tax over book depreciation.............................................    5,700       4,400
  Pension................................................................    2,200       2,700
                                                                           -------     -------
          Total deferred tax liabilities.................................    7,900       7,100
                                                                           -------     -------
Net deferred tax assets..................................................  $23,400     $17,100
                                                                           =======     =======

     As of December 31, 1995, the Company reduced by $8,100 the remaining valuation allowance on deferred tax assets relating to anticipated future income tax benefits from utilization of net operating loss carryforwards as full realization of these assets is expected.

     The reasons for the difference between income taxes (benefit) and the amount computed by applying the statutory Federal income tax rate to income from continuing operations before income taxes are as follows:

                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Computed statutory amount.....................................  $ 2,262     $ 4,400     $ 5,000
Effect of state income taxes payable..........................      -0-         500         600
Other.........................................................      -0-         -0-        (540)
Utilization of net operating loss carryforwards...............   (2,088)     (3,700)        -0-
Reduction in valuation allowance for deferred tax assets......   (2,000)     (8,100)        -0-
                                                                -------     -------     -------
          Income taxes (benefit)..............................  $(1,826)    $(6,900)    $ 5,060
                                                                =======     =======     =======

     At December 31, 1996, subsidiaries of the Company have net operating loss carryforwards for income tax purposes of approximately $15 million subject to certain limitations, which expire in 2001 to 2007.

NOTE G -- STOCK OPTIONS

     Under the provisions of the Company's Amended and Restated 1992 Stock Option Plan, incentive stock options or non-statutory options to purchase 850,000 shares of the Company's stock may be granted to officers and other key employees at the market price on the respective date of grant. The option rights are exercisable only if and after the employee shall have remained in the employ of the Company for one year from the date the option is granted. At December 31, 1996, there were a total of 676,000 options outstanding under the Plan; 175,000 of such options became 100% exercisable after two years from the date of grant at option prices ranging from $3.813 -- $5.125 a share and terminate five years from the option date; 501,000 of such options become 100% exercisable after three years from the date of grant at option prices ranging from $9.125 -- $14.25 a share and terminate ten years from the option date. During 1996, 31,167 options under this Plan were

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES exercised at prices ranging from $5.125 -- $10.625 a share. At December 31, 1996, there were 348,992 options exercisable at option prices ranging from $3.813 -- $14.25 a share.

     The 1996 Non-Employee Director Stock Option Plan authorized the granting of options on 250,000 shares of common stock to directors who are not employees of the Company. Annually, each non-employee director will automatically receive options to acquire 6,000 shares at the market price on the date of grant. Options under this plan are exercisable six months from the date of grant. At December 31, 1996 there were 30,000 options outstanding and exercisable under this plan at an exercise price of $13.625. Also during 1996 the Chairman and Chief Executive Officer of the Company was granted a non-statutory stock option to purchase 500,000 shares of common stock at $13.625 per share which was the market price at the date of grant. The options become 100% exercisable after five years and shall terminate fifteen years from the option date.

     Had the compensation cost for the stock options granted in 1995 and 1996 been determined based on the fair value method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced by $223 ($.02 per share) in 1995 and $1,290 ($.12 per share) in 1996. The effects on 1995 and 1996 net earnings may not be representative of the effect on future years net earnings amounts as the compensation cost on each year's grant is recognized over the vesting period.

     Fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.34% and 5.25%; zero dividend yield; expected volatility of 43% and expected option lives of 6 years for 1995 and 6 to 10 years for 1996.

NOTE H -- LEGAL PROCEEDINGS

     The Company becomes involved in litigation arising out of its normal business activities. In the opinion of management, the Company's liability, if any, under any pending litigation would not have a material effect on its financial position or results of operations.

NOTE I -- PENSIONS

     A summary of the components of net periodic pension credit for the defined benefit plans and the total contributions charged to pension expense for the defined contribution plans is as follows:

                                                                   YEARS ENDED DECEMBER 31
                                                               --------------------------------
                                                                1994         1995        1996
                                                               -------     --------     -------
Defined benefit plans:
  Service cost...............................................  $   128     $    287     $   296
  Interest cost..............................................    1,469        3,362       3,249
  Actual return on assets....................................       66      (10,719)     (7,499)
  Net amortization and deferral..............................   (1,961)       6,315       2,795
                                                               -------     --------     -------
  Net periodic pension credit of defined benefit plans.......     (298)        (755)     (1,159)
Defined contribution plans...................................      508          680         796
                                                               -------     --------     -------
          Total pension (credit) expense.....................  $   210     $    (75)    $  (363)
                                                               =======     ========     =======

     Assumptions used in the accounting for the defined benefit pension plans were as follows:

                                                                              DECEMBER 31
                                                                         ----------------------
                                                                         1994     1995     1996
                                                                         ----     ----     ----
Weighted average discount rate.........................................  8.5 %     7.5%     7.5%
Expected long-term rate of return on assets............................  9.5 %     8.5%     8.5%

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1995 and 1996 for the Company's defined benefit pension plans.

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Actuarial present value of benefit obligations:
  Vested benefit obligation..............................................  $44,223     $42,863
                                                                           =======     =======
  Accumulated benefit obligation.........................................  $45,872     $44,671
                                                                           =======     =======
Plan assets at fair value................................................  $58,563     $63,139
Projected benefit obligation.............................................   46,308      45,049
                                                                           -------     -------
Plan assets in excess of projected benefit obligation....................   12,255      18,090
Unrecognized net gain....................................................   (2,956)     (6,959)
Unrecognized prior service cost..........................................    1,436       1,442
Unrecognized net asset at January 1, 1987 net of amortization............     (231)       (203)
                                                                           -------     -------
Net pension asset included in other assets...............................  $10,504     $12,370
                                                                           =======     =======

     The plans' assets at December 31, 1995 and 1996 are invested in listed stocks, bonds and unallocated insurance contracts.

NOTE J -- OTHER POSTRETIREMENT BENEFITS

     The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees. Employees may become eligible for benefits if they qualify for retirement while working for the Company.

     The following table presents the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 1995 and 1996:

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
Accumulated postretirement benefit obligation:
  Retirees...............................................................  $18,460     $17,555
  Fully eligible active plan participants................................      445         479
  Other active plan participants.........................................    1,626       1,854
                                                                           -------     -------
          Accumulated Postretirement Benefit Obligations.................   20,531      19,888
  Unrecognized net gain..................................................   10,851      10,307
                                                                           -------     -------
          Accrued Postretirement Benefit Obligations.....................  $31,382     $30,195
                                                                           =======     =======

     Net periodic benefit cost includes the following components for the years ended December 31, 1994, 1995 and 1996:

                                                                           DECEMBER 31
                                                                   ----------------------------
                                                                    1994       1995       1996
                                                                   ------     ------     ------
Service cost.....................................................  $   58     $   92     $  106
Interest cost....................................................   1,476      1,559      1,458
Net amortization and deferral....................................    (620)      (819)      (544)
                                                                   ------     ------     ------
          Net Periodic Postretirement Benefit Cost...............  $  914     $  832     $1,020
                                                                   ======     ======     ======

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

     The accumulated postretirement benefit obligation ("APBO") was determined using an assumed discount rate of 8.5%, 7.5% and 7.5% for 1994, 1995 and 1996, respectively. The assumed annual health care trend rate for retirees younger than 65 was 9.0% in 1996 (10% in 1994 and 9.5% in 1995) decreasing to 6.0% in
2004. The assumed annual health care trend rate for retirees aged 65 and over will decrease to 5.5% in 2004. A 1% change in the trend rate would increase the APBO by 4.2% and annual expense by 11%.

NOTE K -- LEASES

     Rental expense for 1994, 1995 and 1996 was $931, $3,527 and $4,751, respectively. Future minimum lease commitments during each of the five years following December 31, 1996 are as follows: $3,295 in 1997, $2,630 in 1998, $2,184 in 1999, $2,044 in 2000 and $1,735 in 2001.

NOTE L -- INDUSTRY SEGMENTS

     The Company operates in two industry segments: Manufactured Products and Logistics. The Manufactured Products segment manufactures industrial products for the airline, automotive, locomotive, trucking and housewares industries and includes forged and machined products, metal forming, capital equipment, permanent mold castings, industrial rubber products and consumer products. Forged and machined products include the production, machining and finishing of closed die forgings produced by the Company and others. Metal forming includes the engineering and manufacturing of fasteners, cold formed parts and related hardware. Capital equipment includes the engineering and manufacturing of capital equipment consisting of forging presses, specialty lift trucks and induction heating systems. Permanent mold castings include the production and machining of permanent mold aluminum parts. Industrial rubber products include custom made molded and lathe-cut goods and items requiring rubber-to-metal bonding. Consumer products include molded plastic and metal indoor and outdoor products. The Logistics segment provides supply chain management of various commodity products including fasteners, primarily to original equipment manufacturers.

     The Company's sales are made through its own sales organization, distributors and representatives. Intersegment metal forming sales to the Logistics segment are eliminated in consolidation and are not included in the figures presented. Intersegment sales are accounted for at values based on market prices. Income allocated to segments excludes interest expense and amortization of excess purchase price over net assets acquired. Identifiable assets by industry segment include assets directly identified with those operations.

                  PARK-OHIO INDUSTRIES, INC. AND SUBSIDIARIES

     Corporate assets generally consist of cash and cash equivalents, deferred tax assets, and other assets.

                                                                   YEAR ENDED DECEMBER 31
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
Net sales
     Manufactured products.................................  $129,216     $181,000     $196,327
     Logistics.............................................       -0-      108,501      151,352
                                                             --------     --------     --------
                                                             $129,216     $289,501     $347,679
                                                             ========     ========     ========
Income from continuing operations before income taxes
     Manufactured products.................................  $ 11,011     $ 14,525     $ 16,263
     Logistics.............................................       -0-        8,217        9,276
                                                             --------     --------     --------
                                                               11,011       22,742       25,539
     Amortization of excess purchase price over net assets
       acquired............................................      (223)      (1,504)      (1,902)
     Corporate costs.......................................    (2,635)      (2,414)      (1,937)
     Interest expense......................................    (1,501)      (5,911)      (6,947)
                                                             --------     --------     --------
                                                             $  6,652     $ 12,913     $ 14,753
                                                             ========     ========     ========
Identifiable assets
     Manufactured products.................................  $ 90,851     $162,114     $177,946
     Logistics.............................................       -0-       93,876       92,862
     General corporate.....................................    10,520       12,063       12,102
     Discontinued operations...............................    27,025       33,694          -0-
                                                             --------     --------     --------
                                                             $128,396     $301,747     $282,910
                                                             ========     ========     ========
Depreciation and amortization expense
     Manufactured products.................................  $  3,213     $  5,544     $  6,644
     Logistics.............................................       -0-          734        1,354
                                                             --------     --------     --------
                                                             $  3,213     $  6,278     $  7,998
                                                             ========     ========     ========
Capital expenditures
     Manufactured products.................................  $  3,557     $  4,974     $ 10,272
     Logistics.............................................       -0-        1,099        4,152
     General corporate.....................................       260          237        1,054
     Discontinued operations...............................     7,932        7,322          112
                                                             --------     --------     --------
                                                             $ 11,749     $ 13,632     $ 15,590
                                                             ========     ========     ========

     The Company's manufactured products segment had sales of $28,000 in 1994, $32,200 in 1995, and $33,728 in 1996 to Ford Motor Company (21.7%, 11.1% and
9.7% of consolidated net sales, respectively).

NOTE M -- RESTRUCTURING CHARGES AND OTHER INCOME

     During the fourth quarter of 1996, the Company commenced the reorganization of its consumer products manufacturing operations which will result in the realignment of two manufacturing facilities and the discontinuance of certain products lines. As a result of these actions, the Company recorded a charge of $2,700 primarily for the writedown of certain property and equipment and inventory to estimated net realizable value.

     In December 1996, the Company negotiated full settlement of subordinated notes receivable, resulting from the sale of two manufacturing facilities, which were fully reserved at the date of sale. The net proceeds received of $2,700 were recorded in income in the fourth quarter. In the third quarter of 1996, the Company sold certain securities purchased during 1996 for $6,315 which resulted in a gain of $1,500.

                          SUPPLEMENTARY FINANCIAL DATA

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      QUARTER ENDED
                                                 -------------------------------------------------------
                    1995                          MARCH 31       JUNE 30        SEPT. 30       DEC. 31
---------------------------------------------    ----------     ----------     ----------     ----------
Net sales....................................     $ 42,331       $ 88,311       $ 77,164       $ 81,695
Gross profit.................................        8,208         14,947         11,548         13,927
Income from continuing operations............        2,696          4,221          2,059         10,837
Income from discontinued operations..........        1,044            600            956          1,621
Net Income...................................     $  3,740       $  4,821       $  3,015       $ 12,458
                                                   =======        =======        =======        =======
Primary Earnings Per Share:
  Continuing Operations......................     $    .31       $    .39       $    .19       $   1.00
  Discontinued Operations....................          .12            .06            .09            .15
                                                   -------        -------        -------        -------
  Net Income.................................     $    .43       $    .45       $    .28       $   1.15
                                                   =======        =======        =======        =======

                                                                      QUARTER ENDED
                                                 -------------------------------------------------------
                    1996                          MARCH 31       JUNE 30        SEPT. 30       DEC. 31
---------------------------------------------    ----------     ----------     ----------     ----------
Net sales....................................     $ 90,854       $ 90,693       $ 79,750       $ 86,382
Gross profit.................................       15,530         15,431         13,044         14,274
Income from continuing operations............        2,582          2,550          2,113          2,448
Income from discontinued operations..........        1,499          1,326          8,817            -0-
Net Income...................................     $  4,081       $  3,876       $ 10,930       $  2,448
                                                   =======        =======        =======        =======
Primary Earnings Per Share:
  Continuing Operations......................     $    .24       $    .23       $    .19       $    .22
  Discontinued Operations....................          .14            .12            .81            -0-
                                                   -------        -------        -------        -------
  Net Income.................................     $    .38       $    .35       $   1.00       $    .22
                                                   =======        =======        =======        =======

NOTE 1 -- On July 31, 1996, the Company completed the sale of substantially all of the assets of Bennett Industries, Inc., a wholly-owned subsidiary which manufactures plastic containers, for $50.8 million in cash, resulting in a pretax gain of $13.8 million recognized in the third quarter of 1996. The results of operations for Bennett have been classified as discontinued operations for all periods presented. The assets and liabilities of Bennett have been classified in the consolidated balance sheets as net assets of discontinued operations at December 31, 1995.

NOTE 2 -- On March 31, 1995, the Company acquired all of the shares of RB&W Corporation in exchange for 2,023,000 shares of the Company's common stock and cash. The transaction has been accounted for as a purchase and, accordingly, the operations of RB&W have been included since that date.

NOTE 3 -- Effective December 31, 1995, the Company recorded the deferred tax assets relating to anticipated future income tax benefits from utilization of net operating loss carryforwards, resulting in a credit of $8.1 million for the year ended December 31, 1995. Therefore, as of January 1, 1996, the Company began to fully provide Federal income taxes.

NOTE 4 -- Included in income from continuing operations for the quarter ended September 30, 1996, is a gain on the sale of securities of $1.0 million, net of income taxes.

===============================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                PAGE
                                                ----
Available Information.........................    i
Incorporation of Certain Documents by
  Reference...................................    i
Prospectus Summary............................    1
Risk Factors..................................   13
The Exchange Offer............................   19
Use of Proceeds...............................   29
Capitalization................................   30
Unaudited Pro Forma Consolidated Financial
  Data........................................   31
Selected Historical Consolidated Financial
  Data........................................   40
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................   42
Business......................................   48
Management....................................   61
Principal Shareholders........................   66
Description of Other Indebtedness.............   68
Description of the Notes......................   69
Plan of Distribution..........................   92
Legal Matters.................................   93
Experts.......................................   93
Index to Consolidated Financial Statements....  F-1

===============================================================
===============================================================

                                  $150,000,000

                                 PARK OHIO LOGO
                             OFFER TO EXCHANGE ITS
                           9 1/4% SENIOR SUBORDINATED
                                 NOTES DUE 2007
                        WHICH HAVE BEEN REGISTERED UNDER
                         THE SECURITIES ACT FOR ANY AND
                         ALL OUTSTANDING 9 1/4% SENIOR
                          SUBORDINATED NOTES DUE 2007
                               -----------------

                                   PROSPECTUS
                               -----------------
                                JANUARY 14, 1998

===============================================================